Filed Pursuant to Rule 424(b)(3)

Registration No. 333-210787

PROXY STATEMENT FOR THE SPECIAL MEETING OF SHAREHOLDERS OF

AVENUE FINANCIAL HOLDINGS, INC.

and

PROSPECTUS OF

PINNACLE FINANCIAL PARTNERS, INC.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On behalf of the board of directors of Avenue Financial Holdings, Inc. (“Avenue”), I am pleased to deliver this proxy statement/prospectus for the proposed merger of Avenue with and into Pinnacle Financial Partners, Inc. (“Pinnacle”). In this document we refer to this merger as the merger.

Each share of Avenue common stock that you hold as of the effective time of the merger, will be exchanged for 0.36 shares of Pinnacle common stock and an amount in cash equal to $2.00. Based upon the 10,419,888 shares of Avenue common stock outstanding as of May 10, 2016, Pinnacle will issue approximately 3.8 million shares of Pinnacle common stock and pay approximately $20.8 million in cash at the closing of the merger, in each case assuming that none of Avenue’s outstanding stock options are exercised prior to the closing. Based upon Pinnacle’s closing price as of May 12, 2016, the total merger consideration is expected to be approximately $200.9 million.

Additionally, any outstanding options to purchase shares of common stock of Avenue that are not vested will be accelerated prior to, but conditioned on the occurrence of, the closing of the merger and all options that are not exercised prior to the closing shall be cancelled and the holders of any such options shall receive an amount in cash equal to the product of (x) the excess, if any, of $20.00 over the exercise price of each such option and (y) the number of shares of Avenue common stock subject to each such option.

Pursuant to the terms of the merger agreement, Avenue may, in addition to the occurrence of other events, terminate the merger agreement if Pinnacle’s average closing common stock price over a time period specified in the merger agreement is less than $40.00 and the decline in the price of Pinnacle’s common stock during that period is 20% more than the decline in the price during the same period of a composite bank index specified in the merger agreement.

This proxy statement/prospectus contains important information about the merger. You should read this entire proxy statement/prospectus carefully, including all appendices, the documents incorporated by reference therein and the information under the section entitled “RISK FACTORS RELATING TO THE MERGER” beginning on page 21.

The merger cannot be completed unless the proposal to approve the merger agreement is approved by the affirmative vote of a majority of the outstanding shares of Avenue common stock. As a result, failing to vote will have the same effect as a vote against the approval of the merger agreement. Whether or not you plan to attend the special meeting, please take the time to vote by completing the enclosed proxy card and mailing it in the enclosed envelope.

The Avenue board of directors unanimously recommends that you vote FOR the approval of the merger agreement. We look forward to seeing you at the special meeting and we appreciate your continued support.

Sincerely yours,

Ron Samuels

Chairman and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities being issued by Pinnacle in connection with the merger or passed upon the adequacy or completeness of this proxy statement/prospectus. Any representation to the contrary is a criminal offense. The securities to be issued in connection with the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This document is dated May 13, 2016, and is first being mailed on or about May 16, 2016.

NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 21, 2016

You are cordially invited to attend a special meeting of the shareholders of Avenue Financial Holdings, Inc. (“Avenue”) on June 21, 2016, at 10:30 a.m., local time, at the Frist Center Auditorium, 919 Broadway, Nashville, Tennessee 37203. At the special shareholders’ meeting, holders of Avenue common stock will consider the following proposals:

1.	Proposal 1: Agreement and Plan of Merger. To consider and vote on a proposal to approve the Agreement and Plan of Merger, dated January 28, 2016, by and between Avenue and Pinnacle Financial Partners, Inc., (the “merger agreement”). A copy of the merger agreement is attached to the accompanying proxy statement/prospectus as Appendix A.

2.	Proposal 2: Adjournment. To consider and vote on a proposal to authorize Avenue’s board of directors to adjourn the special meeting to allow time for further solicitation of proxies in the event there are insufficient votes present at the special shareholders’ meeting, in person or by proxy, and entitled to vote, to approve the merger agreement.

Only shareholders of record of Avenue common stock at the close of business on April 22, 2016, will be entitled to notice of and to vote at the special shareholders’ meeting and at any adjournment or postponement of the special shareholders’ meeting.

Avenue has concluded that holders of record of Avenue common stock do not have the right to dissent from the merger agreement and exercise appraisal rights under the Tennessee Business Corporation Act.

AVENUE’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOLDERS OF AVENUE COMMON STOCK VOTE “FOR” THE PROPOSALS SET FORTH ABOVE.

Your vote is very important. You can vote in one of two ways: (i) by mail by completing, dating, signing and returning the enclosed proxy card or (ii) in person at the special meeting. To vote you may complete, date and sign the enclosed proxy card and promptly return it in the envelope provided, whether or not you plan to attend the special shareholders’ meeting. If you attend the special shareholders’ meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Please return your proxy card by no later than June 20, 2016.

BY ORDER OF THE BOARD OF DIRECTORS OF AVENUE FINANCIAL HOLDINGS, INC.

May 16, 2016 Nashville, Tennessee	Ron Samuels Chairman and Chief Executive Officer

i

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Pinnacle Financial Partners, Inc. and Avenue Financial Holdings, Inc. from documents that they file with the Securities and Exchange Commission (which we refer to as the SEC) but that are not included in or delivered with this proxy statement/prospectus. You can obtain copies of the documents incorporated by reference in this proxy statement/prospectus without charge upon written or oral request to:

Pinnacle Financial Partners, Inc. 150 Third Avenue South Suite 900 Nashville, Tennessee 37201 Attention: Harold R. Carpenter (615) 744-3700	Avenue Financial Holdings, Inc. 111 10th Avenue South Suite 400 Nashville, Tennessee 37203 Attention: Barbara J. Zipperian (615) 736-6940

In order to timely ensure delivery of these documents, you must make your request by June 14, 2016 to receive them before the meeting.

You may also obtain these documents at the SEC’s website (www.sec.gov) and you may obtain certain of these documents at Pinnacle’s website (www.pnfp.com) by selecting the tab entitled “Investor Relations” and then the tab entitled “SEC Filings” or at Avenue’s website (www.avenuenashville.com) by selecting the tab entitled “Investor Relations” and then the tab entitled “SEC filings”. Information contained on, or accessible from, Pinnacle’s or Avenue’s website is expressly not incorporated by reference into this proxy statement/prospectus, and you should not consider it part of this proxy statement/prospectus.

You should rely only on the information incorporated by reference into or provided in or with this proxy statement/prospectus. We have not authorized anyone to give you different information. You should not assume that the information in this proxy statement/prospectus, or in any documents delivered with this proxy statement/prospectus, or any supplement, is accurate as of any date other than the date on the front of such documents, and neither the mailing of this proxy statement/prospectus to you nor the issuance of Pinnacle common stock in connection with the merger of Avenue with and into Pinnacle shall create any implication to the contrary.

If you have any questions, or need assistance in completing and returning your proxy, you may contact Avenue at the following address and telephone number:

Avenue Financial Holdings, Inc.

111 Tenth Avenue South, Suite 400

Nashville, Tennessee 37203

Attention: Barbara J. Zipperian

Telephone: (615) 736-6940

For a more detailed description of the information incorporated by reference in the enclosed proxy statement/prospectus and how you may obtain it, see the section entitled “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 95 of the enclosed proxy statement/prospectus.

ii

EXPLANATORY NOTE

This proxy statement/prospectus relates to an Agreement and Plan of Merger, dated January 28, 2016, as it may be amended from the time to time (which we refer to as the merger agreement), by and between Pinnacle Financial Partners, Inc., a Tennessee corporation (which we refer to as Pinnacle) and Avenue Financial Holdings, Inc., a Tennessee corporation (which we refer to as Avenue). Upon the terms and subject to the conditions of the merger agreement, a copy of which is attached to this proxy statement/prospectus as Appendix A and incorporated by reference herein, Avenue will merge with and into Pinnacle, with Pinnacle being the surviving company (which we refer to as the merger). In connection with the execution of the merger agreement, Pinnacle Bank, Pinnacle’s wholly owned bank subsidiary, and Avenue Bank, Avenue’s wholly owned bank subsidiary, entered into a separate Agreement and Plan of Merger on January 28, 2016 (which we refer to as the bank merger agreement), pursuant to which Avenue Bank will merge with and into Pinnacle Bank simultaneously with the consummation of the merger (which we refer to as the bank merger).

Pursuant to the terms of the merger agreement, upon consummation of the merger each holder of Avenue common stock, par value $1.00 per share (which we refer to as the Avenue common stock), issued and outstanding, subject to certain exceptions, will receive 0.36 shares of Pinnacle common stock, par value $1.00 per share (which we refer to as Pinnacle common stock), and an amount in cash equal to $2.00 for each share of Avenue common stock owned by such Avenue shareholder at the effective time of the merger (which we refer to as the merger consideration). Fractional shares will not be issued by Pinnacle, but instead will be paid in cash based on the average closing price of Pinnacle’s common stock for the 10 trading days ending on the business day immediately preceding the closing date of the merger.

This proxy statement/prospectus serves as:

•	a proxy statement for a special meeting of Avenue shareholders being held on June 21, 2016 (which we refer to as the special meeting), where Avenue common shareholders will vote on, among other things, a proposal to approve the merger agreement; and

•	a prospectus for Pinnacle common stock that Avenue common shareholders will receive as a result of the merger.

Unless the context otherwise requires, all references in this proxy statement/prospectus to “we”, “us”, or “our” refer to Pinnacle and Avenue.

iii

QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER AND

THE SPECIAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the special meeting, the merger agreement and the merger. These questions and answers may not address all questions that may be important to you as an Avenue common shareholder. To better understand these matters, and for a description of the legal terms governing the merger, you should carefully read this entire proxy statement/prospectus, including the appendices, as well as the documents that have been incorporated by reference in this proxy statement/prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 94.

Q:	What am I being asked to vote upon and how does my board recommend I vote?

A:	Holders of Avenue common stock are being asked to (1) approve the merger agreement pursuant to which Pinnacle will acquire Avenue by merger, with Pinnacle being the surviving corporation and (2) permit the adjournment of the special meeting to permit the solicitation of additional proxies in the event there are insufficient votes at the special meeting to approve the merger agreement.

Avenue’s board of directors has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Avenue and its shareholders. The board of directors of Avenue unanimously recommends that Avenue shareholders vote “FOR” the proposal to approve the merger agreement and “FOR” the proposal to authorize Avenue’s board of directors to adjourn the special meeting to allow time for further solicitation of proxies to approve the merger agreement. In addition, Patriot Financial Partners, an institutional shareholder of Avenue that beneficially owns approximately 8.2% of Avenue’s common stock, and the members of Avenue’s board of directors and executive officers who collectively beneficially own approximately 12.8% of Avenue’s common stock (excluding for purposes of James Deutsch, Patriot Financial Partners’ representative on Avenue’s board of directors, the shares of Avenue common stock owned by Patriot Financial Partners that are deemed to be beneficially owned by Mr. Deutsch) have entered into agreements with Pinnacle in which they have agreed, among other things, to vote their shares of Avenue common stock in favor of the proposal to approve the merger agreement. Certain of the executive officers of Avenue have also entered into employment agreements with Pinnacle that will be effective upon consummation of the merger.

Avenue’s board of directors is not aware of any other business to be considered at the special meeting.

Q:	What vote is required to approve the Merger agreement or the adjournment of the special meeting?

A:	Proposal to Approve the Merger Agreement by Avenue Shareholders. The approval of the merger agreement requires the affirmative vote of a majority of the shares of Avenue common stock outstanding on April 22, 2016, the record date set by Avenue’s board of directors. Accordingly, an Avenue common shareholder’s failure to submit a proxy card or to vote in person at the special meeting or an abstention from voting will have the same effect as a vote “AGAINST” the proposal to approve the merger agreement.

Proposal to Permit the Avenue Board of Directors to Adjourn the Special Meeting. Approving the proposal to authorize the Avenue board of directors to adjourn the special meeting to allow time for further solicitation of proxies requires the affirmative vote of holders of a majority in voting power of the shares of Avenue common stock present and entitled to vote at the special meeting on the adjournment proposal. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to authorize the Avenue board of directors to adjourn the special meeting, while shares not in attendance at the special meeting will have no effect on the outcome of any vote to adjourn the special meeting.

Q:	My shares of Avenue stock are held in “street name” by my broker. Will my broker automatically vote my Avenue common stock for me?

No. If your shares of Avenue common stock are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus has been forwarded to you by your brokerage firm, bank or other nominee, or its agent. As the beneficial holder, you have the right to direct your broker, bank, nominee or other holder of record as to how to vote your shares of Avenue common stock. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares of Avenue common stock will not be voted on that proposal. This is called a “broker non-vote.” Because brokers do not have discretionary voting authority with respect to any of the proposals described in this proxy statement/prospectus, if you, as a beneficial owner of shares of Avenue common stock held in “street name” do not give voting instructions to the broker, bank, nominee or other holder of record, then those shares of Avenue common stock will not be voted on any of the proposals described in this proxy statement/prospectus and will have the same effect as a vote against the proposal to approve the merger agreement, and will have no effect on the outcome of any vote to postpone or adjourn the special meeting. If you hold shares of Avenue common stock through a broker, bank, nominee or other holder of record with custody of your shares, follow the voting instructions you receive from that organization.

Q:	Why is my vote important?

A:	Under the Tennessee Business Corporation Act (which we refer to as the TBCA) which governs Avenue, the merger agreement must be approved by the holders of a majority of the outstanding shares of Avenue common stock entitled to vote. Accordingly, if a holder of Avenue common stock fails to vote, or abstains, that will make it more difficult for Avenue to obtain the approval of the merger agreement. If you are an Avenue common shareholder, your failure to vote will have the same effect as a vote against the approval of the merger agreement.

Q:	What do I need to do now?

A:	After you carefully read this proxy statement/prospectus, please respond as soon as possible by completing, signing and dating your proxy card and returning it in the enclosed postage-paid return envelope so that your shares of Avenue common stock will be represented and voted at the special meeting.

The board of directors of Avenue unanimously recommends that the shareholders of Avenue vote in favor of each of the proposals on which they will be voting at the special meeting.

Q:	Can I change my vote after I have delivered my proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the special meeting. You can do this in any of the three following ways:

•	by sending written notice to the Corporate Secretary of Avenue in time to be received before the special meeting stating that you would like to revoke your proxy;

•	by completing, signing and dating another proxy card bearing a later date and returning it by mail before the special meeting, in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

•	by attending the special meeting and voting in person.

Q:	Why are Pinnacle and Avenue proposing to merge?

A:	The boards of directors of each of Pinnacle and Avenue believe that, among other things, the merger will provide the resulting company with expanded opportunities for profitable growth. In addition, the boards believe that by combining the resources of the two companies, the resulting company will have an improved ability to compete in the changing and competitive financial services industry.

Q:	What will Avenue common shareholders receive as a result of the merger?

A:	Pursuant to the terms of the merger agreement, upon the consummation of the merger each holder of Avenue common stock issued and outstanding will receive 0.36 shares of Pinnacle common stock and an amount in cash equal to $2.00 for each share of Avenue common stock owned by such Avenue shareholder at the effective time of the merger.

Cash will be paid in lieu of any fractional shares based on the average closing price of Pinnacle’s common stock for the 10 trading days ending on the business day immediately preceding the closing date of the merger. Additionally, any outstanding options to purchase shares of Avenue common stock that are not vested will be accelerated prior to, but conditioned on the occurrence of, the closing of the merger and all options that are not exercised prior to the closing will be cancelled and the holders of any such options will receive an amount in cash equal to the product of (x) the excess, if any, of $20.00 over the exercise price of each such option and (y) the number of shares of Avenue common stock subject to each such option.

See “THE MERGER AGREEMENT—MERGER CONSIDERATION” for a more complete discussion of the merger consideration to be paid in the merger beginning on page 61.

Q:	If the merger is consummated, what will happen to outstanding options to purchase Avenue common stock?

A:	Any outstanding options to purchase shares of Avenue common stock that are not vested will be accelerated prior to, but conditioned on the occurrence of, the closing of the merger and all options that are not exercised prior to the closing will, at the closing, be cancelled and the holders of any such options will receive an amount in cash equal to the product of (x) the excess, if any, of $20.00 over the exercise price of each such option and (y) the number of shares of Avenue common stock subject to each such option.

Q:	Should I send in my Avenue stock certificates now?

A:	No. Shortly after the merger closes, you will receive a form of letter of transmittal and instructions from the exchange agent regarding the conversion of your shares of Avenue common stock into the merger consideration. If you hold shares in book entry form, you will need to complete and return the letter of transmittal to the exchange agent. If you have certificates evidencing your shares of Avenue common stock, you will need to complete and return the letter of transmittal and follow the instructions in the letter of transmittal for delivery of the certificates with their completed forms to the exchange agent.

Q:	Will Avenue shareholders have dissenters’ rights?

A:	No. Holders of Avenue common stock are not entitled to dissent from the merger agreement and exercise appraisal rights under the TBCA in connection with the merger.

Q:	What are the tax consequences of the merger to holders of Avenue common stock?

A:	The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, and thus, for United States federal income tax purposes, Avenue common shareholders generally will not recognize gain or loss as a result of the exchange of their Avenue common stock for shares of Pinnacle common stock pursuant to the merger. However, the receipt by Avenue common shareholders of the cash portion of the merger consideration, any amount in cash in lieu of fractional shares of Pinnacle common stock and any cash paid in respect of outstanding options to purchase shares of Avenue common stock generally will be treated as a taxable transaction causing the Avenue common shareholders to recognize gain or loss thereon. Avenue common shareholders should consult their own tax advisors for an understanding of the tax consequences that may be particular to them.

See “PROPOSAL #1: THE PROPOSED MERGER—MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES” beginning on page 51 for a more complete discussion of the United States federal income tax consequences of the merger.

Q:	When do you expect the merger to be completed?

A:	We anticipate that the merger will be completed late in the second quarter or early in the third quarter of 2016. In addition to approval of the merger agreement by holders of Avenue common stock, we must also obtain certain regulatory approvals. Any delay in obtaining such approvals may delay the consummation of the merger.

Q:	If I’ve lost my Avenue stock certificate(s), can I receive consideration in the merger?

A:	Yes. However, you will have to provide an affidavit attesting to the fact that you lost your Avenue stock certificate(s). Additionally, you may have to give Pinnacle or the exchange agent a bond in an amount determined by Pinnacle or the exchange agent in order to indemnify Pinnacle against a loss in the event someone finds or has your lost certificate(s) and is able to transfer such certificate(s). To avoid these measures, you should do everything you can to find your lost certificate(s) before the time comes to send it in.

Q:	Where will my shares of Pinnacle common stock that I receive as a result of the merger be listed?

A:	Shares of Pinnacle’s common stock issued in the merger will be listed on the Nasdaq Global Select Market and will trade under the symbol “PNFP”.

Q:	Who can help answer my questions?

A:	If you want additional copies of this proxy statement/prospectus, or if you want to ask questions about the merger agreement, including the merger, or if you need assistance submitting your proxy or voting your shares of Avenue common stock, you should contact:

Pinnacle Financial Partners, Inc. 150 Third Avenue South, Suite 900 Nashville, Tennessee 37201 Attention: Harold R. Carpenter Telephone: (615) 744-3700	or	Avenue Financial Holdings, Inc. 111 10th Avenue South, Suite 400 Nashville, Tennessee 37203 Attention: Barbara J. Zipperian Telephone: (615) 736-6940

SUMMARY

This brief summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. Accordingly, you are encouraged to carefully read this entire proxy statement/prospectus, its appendices and the documents incorporated by reference in this proxy statement/prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 95. You may obtain the information incorporated by reference into this document without charge by following the instructions in that section. Each item in this summary includes a page reference directing you to a more complete description of that item.

Parties to the Merger (Pages 88 and 90)

Pinnacle Financial Partners, Inc.

Pinnacle Financial Partners, Inc., a financial holding company under the laws of the United States, is a Tennessee corporation that was incorporated on February 28, 2000. Pinnacle is the parent company of Pinnacle Bank, a Tennessee state-chartered bank, and owns 100% of the capital stock of Pinnacle Bank. Pinnacle Bank started operations on October 27, 2000, in Nashville, Tennessee, and has since grown to 44 offices, including 29 in eight Middle Tennessee counties. Pinnacle Bank also has five offices in Knoxville, Tennessee, five offices in Memphis, Tennessee and one office in Chattanooga, Tennessee, as well as other offices in nearby communities. Prior to September 4, 2012, when it converted from a national bank to a state bank, Pinnacle Bank was known as Pinnacle National Bank.

As of March 31, 2016, Pinnacle had total consolidated assets of approximately $9.26 billion, total deposits of approximately $7.08 billion, and total shareholders’ equity of approximately $1.23 billion.

The principal executive office of Pinnacle Financial Partners, Inc. and Pinnacle Bank is located at 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201, and the telephone number is (615) 744-3700.

Avenue Financial Holdings, Inc.

Avenue Financial Holdings, Inc., a bank holding company under the laws of the United States, is a Tennessee corporation that was incorporated in October 2006. Avenue is the parent company of Avenue Bank, a Tennessee state-chartered bank, and owns 100% of the capital stock of Avenue Bank. Avenue Bank’s operations are concentrated in Nashville, Tennessee, where it has five offices in two Middle Tennessee counties.

As of March 31, 2016, Avenue had total assets of approximately $1.21 billion, deposits of approximately $966.5 million, and shareholders’ equity of approximately $98.5 million.

The Avenue main office is located at 111 10th Avenue South, Nashville, Tennessee 37203, and the telephone number is (615) 736-6940.

Avenue Will Merge With and Into Pinnacle (Page 61)

We propose a merger of Avenue with and into Pinnacle. Pinnacle will survive the merger. We have attached the merger agreement which sets forth the terms and conditions of the merger to this proxy statement/prospectus as Appendix A. We encourage you to read the merger agreement carefully.

Merger of Avenue Bank and Pinnacle Bank (Page 61)

Avenue Bank will simultaneously merge with and into Pinnacle Bank upon the consummation of the merger. The bank merger is subject to and contingent upon the effectiveness of the merger.

What Holders of Avenue Common Stock will Receive in the Merger (Page 61)

Upon consummation of the merger each holder of Avenue common stock, issued and outstanding as of the effective time of the merger, except shares of Avenue common stock owned by Pinnacle or Avenue (other than those shares held in a fiduciary or representative capacity), will receive 0.36 shares of Pinnacle common stock and an amount in cash equal to $2.00 for each share of Avenue common stock owned by the Avenue common shareholder at the effective time of the merger. Fractional shares will not be issued by Pinnacle, but instead will be paid in cash based on the average closing price of Pinnacle’s common stock for the 10 trading days ending on the business day immediately preceding the closing date of the merger.

Issued Shares of Pinnacle Common Stock Will be Eligible for Trading (Page 74)

The shares of Pinnacle common stock to be issued upon consummation of the merger will be eligible for trading on the Nasdaq Global Select Market.

Voting Agreements (Page 54)

As of the record date, Patriot Financial Partners, an institutional shareholder of Avenue, and the directors and executive officers of Avenue collectively beneficially owned 2,211,050 shares of Avenue common stock, or approximately 21.2% of the outstanding shares of Avenue common stock, including shares subject to options currently exercisable but not exercised. In connection with the execution of the merger agreement, Patriot Financial Partners and each of the directors and executive officers of Avenue executed a voting agreement pursuant to which they agreed, among other things, to vote their shares of Avenue common stock for the approval of the merger agreement.

The Merger Generally Will Be Tax-Deferred to the Holders of Avenue Common Stock With Respect To The Shares of Pinnacle Common Stock They Receive But Will Be Taxable With Respect To The Cash They Receive (Page 51)

It is a condition to the completion of the merger that Avenue receive a legal opinion from Bradley Arant Boult Cummings LLP to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code), for United States federal income tax purposes. It is also a condition that Pinnacle receives a similar opinion from Bass, Berry & Sims PLC. The opinions will not bind the Internal Revenue Service (which we refer to as the IRS), which could view the merger differently.

Generally, for United States federal income tax purposes, Avenue common shareholders will not recognize gain or loss as a result of the exchange of their Avenue common stock for shares of Pinnacle common stock pursuant to the merger. However, Avenue common shareholders will generally recognize gain or loss as a result of the exchange of their Avenue common stock for the cash portion of the merger consideration and for any cash received in lieu of fractional shares of Pinnacle common stock or in connection with the cancellation of any outstanding options to purchase Avenue common stock. Holders of Avenue common stock should consult their own tax advisors for an understanding of the tax consequences that may be particular to them.

You should read “PROPOSAL #1: THE PROPOSED MERGER—MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES” beginning on page 51 for a more complete discussion of the United States federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to fully understand the tax consequences of the merger to you.

Avenue Directors and Executive Officers Have Some Financial Interests in the Merger That are Different From or in Addition to Their Interests as Shareholders (Page 54)

When considering whether to approve the merger agreement, you should be aware that some directors and executive officers of Avenue have interests in the merger that differ from the interests of other Avenue shareholders, including the following:

•	Following the merger, Pinnacle will generally indemnify and provide liability insurance to the present directors and officers of Avenue, subject to certain exceptions;

•	Following the merger, the Pinnacle board of directors will appoint Ronald L. Samuels, Marty Dickens, David Ingram and Joe Galante to the board of directors of Pinnacle. Certain information regarding their business experience and attributes is summarized on pages 56 and 57. Outside directors of Pinnacle currently receive an annual retainer in the amount of $25,000 in cash and restricted shares of Pinnacle common stock with a fair market value on the date of grant of $55,000. Pinnacle’s outside directors also receive fees of $1,750 for attendance at each board meeting and $1,500 for attendance at each committee meeting, with committee chairs also being paid a cash retainer ranging in value from $6,250 to $15,000;

•	Ronald L. Samuels, the Chairman and Chief Executive Officer of Avenue, has entered into an employment agreement with Pinnacle Bank and Pinnacle that will become effective at the consummation of the merger, whereby Mr. Samuels will serve as the Vice Chairman of Pinnacle and Pinnacle Bank for a term of three years. Mr. Samuels’ initial base salary under the agreement will be $390,988. Additionally, under the terms of the employment agreement, if Mr. Samuels is terminated without cause or he terminates his employment for cause within twelve months following a change in control of Pinnacle (as defined in the agreement), he will be entitled to receive a severance payment equal to two year’s base salary plus two times his target bonus for the year in which his employment terminates. If Mr. Samuels is terminated without cause or he terminates his employment for cause prior to a change in control, Pinnacle and/or Pinnacle Bank must pay Mr. Samuels’ then current base salary for the remainder of the term. Mr. Samuels’ employment agreement is summarized on page 55;

•	G. Kent Cleaver, the President of Avenue, has entered into an employment agreement with Pinnacle Bank and Pinnacle that will become effective at the consummation of the merger, whereby Mr. Cleaver will serve as an Executive Vice President of Pinnacle and Pinnacle Bank for a term of three years. Mr. Cleaver’s initial base salary under the agreement will be $318,270. Additionally, under the terms of the employment agreement, if Mr. Cleaver is terminated without cause or he terminates his employment for cause within twelve months following a change in control of Pinnacle (as defined in the agreement), he will be entitled to receive a severance payment equal to two year’s base salary plus two times his target bonus for the year in which his employment terminates. If Mr. Cleaver is terminated without cause or he terminates his employment for cause prior to a change in control, Pinnacle and/or Pinnacle Bank must pay Mr. Cleaver’s then current base salary for the remainder of the term. Mr. Cleaver’s employment agreement is summarized on page 55;

•	Andy Moats, the Executive Vice President, Chief Credit Officer & Bank Group Director of Avenue, has entered into an employment agreement with Pinnacle Bank and Pinnacle that will become effective at the consummation of the merger, whereby Mr. Moats will serve as an Executive Vice President of Pinnacle and Pinnacle Bank for a term of three years. Mr. Moats’ initial base salary under the agreement will be $250,000. Additionally, under the terms of the employment agreement, if Mr. Moats is terminated without cause or he terminates his employment for cause within twelve months following a change in control of Pinnacle (as defined in the agreement), he will be entitled to receive a severance payment equal to two year’s base salary plus two times his target bonus for the year in which his employment terminates. If Mr. Moats is terminated without cause or he terminates his employment for cause prior to a change in control, Pinnacle and/or Pinnacle Bank must pay Mr. Moats’ then current base salary for the remainder of the term. Mr. Moats’ employment agreement is summarized on page 55;

•	Upon consummation of the merger, certain Avenue executives will receive cash payments and certain other benefits. Promptly following consummation of the merger, Messrs. Samuels, Cleaver and Moats along with Barbara J. Zipperian, Avenue’s Chief Financial Officer, will receive lump sum cash payments estimated to be approximately $1.1 million, $901,250, $600,833, and $600,833, respectively, plus in the case of Ms. Zipperian, continuation of health insurance benefits for a period of 35 months. Payment to Messrs. Samuels, Cleaver and Moats will be paid to the executive in exchange for the termination of their existing employment agreements with Avenue. Ms. Zipperian’s payments will be made pursuant to the terms of her employment agreement with Avenue;

•	In connection with the merger, Messrs. Samuels, Cleaver and Moats are expected to receive a restricted stock award from Pinnacle following the closing of the merger if the executive remains an employee of Avenue in good standing at the time the merger is consummated. Under the terms of this arrangement, Pinnacle anticipates issuing the following dollar amounts of shares of its restricted stock (with the number of shares based on the closing price of Pinnacle’s common stock as of the date of grant) the vesting of which will be tied to certain performance measures for Pinnacle that are expected to be based on earnings per share and certain asset quality metrics for each of the first three fiscal years beginning after the closing date of the merger: $250,000 to Mr. Samuels, $250,000 to Mr. Cleaver, and $250,000 to Mr. Moats. The anticipated terms of these awards are summarized on page 56;

•	Avenue currently maintains a supplemental executive retirement plan, or SERP, for Mr. Samuels, Mr. Cleaver and for Ms. Zipperian. The plan provides that if a change of control of Avenue occurs and the executive’s employment is terminated in certain circumstances within 24 months following the change in control, then the executive is entitled to receive a change of control benefit payable in installments. As of the closing date of the merger, these installments are expected to have a present value of approximately (i) $2.2 million for Mr. Samuels, (ii) $1.2 million for Mr. Cleaver and (iii) $1.0 million for Ms. Zipperian. The merger will constitute a change of control for purposes of the plan, and Pinnacle has agreed to assume the plan in connection with the merger. The terms of this plan are summarized on page 54; and

•	Certain of Avenue’s executive officers hold options to purchase shares of Avenue common stock. Under the terms of the Avenue stock option plan, any unvested options will become fully vested immediately prior to (but conditioned upon the occurrence of) the closing of the merger. Avenue executive officers, as a group, will receive accelerated vesting of options to purchase approximately 90,000 shares of Avenue common stock in connection with the merger, which is more fully described on page 55.

Each board member was aware of these and other interests and considered them before approving and adopting the merger agreement.

Accounting Treatment of the Merger (Page 54)

Pinnacle will account for the merger by utilizing the purchase accounting method in accordance with United States generally accepted accounting principles.

Avenue’s Board of Directors Unanimously Recommends that You Vote “FOR” the Approval of the Merger Agreement (Page 37)

Avenue’s board of directors has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Avenue and its shareholders and has unanimously approved the merger agreement. Avenue’s board of directors unanimously recommends that Avenue common shareholders vote “FOR” the approval of the merger agreement. For the factors considered by Avenue’s board of directors in reaching its decision to approve the merger agreement, see “PROPOSAL # 1—THE PROPOSED MERGER—AVENUE’S REASONS FOR THE MERGER; RECOMMENDATION OF THE AVENUE BOARD OF DIRECTORS.”

Avenue’s Financial Advisor Has Provided an Opinion to the Avenue Board as to the Fairness of the Merger Consideration from a Financial Point of View (Page 39)

In connection with the merger, Avenue’s financial advisor, Keefe, Bruyette & Woods, Inc., or KBW, delivered a written opinion, dated January 28, 2016, to the Avenue board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Avenue common stock of the merger consideration in the proposed merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Appendix B to this proxy statement/prospectus. The opinion was for the information of, and was directed to, the Avenue board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Avenue to engage in the merger or enter into the merger agreement or constitute a recommendation to the Avenue board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Avenue common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.

Treatment of Avenue Stock Options (Page 61)

Any outstanding options to purchase shares of Avenue common stock that are not vested will be accelerated prior to, but conditioned on the occurrence of, the closing of the merger and all options that are not exercised prior to the closing will, at the closing, be cancelled and the holders of any such options will receive an amount in cash equal to the product of (x) the excess, if any, of $20.00 over the exercise price of each such option and (y) the number of shares of Avenue common stock subject to each such option.

Treatment of Avenue’s Subordinated Notes (Page 30)

Upon consummation of the merger, Pinnacle will assume Avenue’s obligations under its outstanding $20.0 million subordinated notes issued in December 2014 that mature in December 2024. These notes bear interest at a rate of 6.75% per annum until January 1, 2020 and may not be repaid prior to such date. Beginning on January 1, 2020, if not redeemed on such date, these notes will bear interest at a floating rate equal to the three-month LIBOR determined on the determination date of the applicable interest period plus 4.95%.

The Merger is Expected to Occur late in the Second Quarter or early in the Third Quarter of 2016 (Page 62)

The merger will occur after all conditions to its completion have been satisfied or waived. Currently, we anticipate the merger will occur late in the second quarter or early in the third quarter of 2016. However, we cannot assure you when or if the merger will occur. Holders of Avenue’s common stock must first approve the merger agreement at the special meeting to which this proxy statement/prospectus relates. We also must obtain necessary regulatory approvals. If the merger has not been completed by September 30, 2016, either Pinnacle or Avenue may terminate the merger agreement so long as the party electing to terminate has not caused the failure of the merger to occur by failing to comply with its obligations under the merger agreement.

Completion of the Merger is Subject to Customary Conditions (Page 63)

The completion of the merger is subject to a number of customary conditions being met, including the approval by Avenue common shareholders of the merger agreement, as well as receipt of all required regulatory approvals.

Where the law permits, a party to the merger agreement could elect to waive a condition to its obligation to complete the merger, even if that condition has not been satisfied. We cannot be certain when (or if) the conditions to the merger will be satisfied or waived or that the merger will be completed.

We May Not Complete the Merger or the Bank Merger Without All Required Regulatory Approvals (Page 59)

We cannot complete the merger or the bank merger unless we receive the prior approval of our applications and notices filed with the Federal Deposit Insurance Corporation (which we refer to as the FDIC), and the Tennessee Department of Financial Institutions (which we refer to as TDFI). Because the merger and the bank merger will occur simultaneously, the approval of the merger by the Board of Governors of the Federal Reserve System (which we refer to as the FRB) is not required pursuant to an exemption from such approval requirements applicable under relevant regulations of the FRB.

Termination of the Merger Agreement; Fees Payable (Page 72)

We may jointly agree to terminate the merger agreement at any time. Either of us also may terminate the merger agreement if:

•	a governmental authority that must grant a regulatory approval denies approval of the merger or the bank merger (although this termination right is not available to a party whose failure to comply with its obligations under the merger agreement resulted in those actions by a governmental authority);

•	a governmental entity of competent jurisdiction issues a final nonappealable order enjoining or otherwise prohibiting the merger or the bank merger;

•	the merger is not completed on or before September 30, 2016 (although this termination right is not available to a party whose failure to comply with its obligations under the merger agreement resulted in the failure to complete the merger by that date);

•	the common shareholders of Avenue do not approve the merger agreement at the special meeting; or

•	the other party is in material breach of its representations, warranties, covenants or agreements set forth in the merger agreement and the breach rises to a level that would excuse the terminating party’s obligation to complete the merger and is either incurable or is not cured within 30 days.

Pinnacle may terminate the merger agreement if the board of directors of Avenue adversely changes its recommendation that its common shareholders vote “FOR” approval of the merger agreement, Avenue breaches its obligation to hold its shareholders’ meeting to approve the merger agreement or if the board of directors of Avenue authorizes, recommends or publicly announces its intention to authorize or recommend an acquisition proposal with any person other than Pinnacle.

In addition, Avenue has the right to terminate the merger agreement:

•	if (a) Pinnacle’s average closing stock price over a 10 consecutive trading day period prior to and ending on the fifth business day before the closing is less than $40.00, and (b) the quotient resulting from dividing Pinnacle’s average closing stock price for that same 10-day period by the average closing price for Pinnacle’s common stock for the 10-day period prior to and ending on January 28, 2016 ($48.03) is less than the difference between (1) the quotient resulting from dividing the Nasdaq Bank Index on the fifth business day prior to the closing of the merger by the Nasdaq Bank Index on January 28, 2016 ($2,626.17) minus (2) 0.20; or

•	for the purpose of entering into a definitive agreement with respect to a superior proposal; provided that Avenue is not in material breach of its obligations to call a meeting of its common shareholders to approve the merger agreement or its obligations under the merger agreement when presented with a superior proposal, including giving Pinnacle the opportunity to match any superior proposal.

The merger agreement provides that in limited circumstances, described more fully beginning on page 72, involving a change in the recommendation of the Avenue board that Avenue’s shareholders approve the merger agreement, Avenue’s failure to hold a shareholders’ meeting to vote on the merger agreement, Avenue’s authorization, recommendation or proposal of an acquisition proposal, Avenue’s termination to enter into a definitive agreement with respect to a superior proposal or if the merger agreement is otherwise terminated (other than by Avenue for Pinnacle’s material breach) after Avenue shall have received an acquisition proposal, Avenue may be required to pay a termination fee to Pinnacle of $8.0 million. The purpose of the termination fee is to encourage the commitment of Avenue to the merger, and to compensate Pinnacle if Avenue engages in certain conduct which would make the merger less likely to occur. The effect of the termination fee likely will be to discourage other companies from seeking to acquire or merge with Avenue prior to completion of the merger and could cause Avenue to reject any acquisition proposal which does not take into account the termination fee.

We May Amend the Terms of the Merger and Waive Rights Under the Merger Agreement (Page 73)

We may jointly amend the terms of the merger agreement, and the parties may waive their respective rights to require the other parties to adhere to any of those terms, to the extent legally permissible. However, after the approval of the merger agreement by shareholders of Avenue, no amendment or waiver that reduces or changes the form of the consideration that will be received by Avenue shareholders may be accomplished without the further approval of such shareholders.

Dissenters’ Rights (Page 53)

Under the TBCA, holders of Avenue common stock do not have the right to dissent from the merger agreement and seek an appraisal in connection with the merger.

Comparison of the Rights of Avenue Shareholders and Pinnacle Shareholders (Page 79)

Both Pinnacle and Avenue are incorporated under Tennessee law. Avenue shareholders, who upon completion of the merger, will become Pinnacle shareholders, and their rights as shareholders of Pinnacle will be governed by Pinnacle’s charter and bylaws. See “COMPARISON OF THE RIGHTS OF SHAREHOLDERS” beginning on page 78 for the material differences between the rights of Avenue shareholders and Pinnacle shareholders.

Board of Directors after the Merger (Page 56)

After the merger, the board of directors of the combined company is expected to have at least 18 members, consisting of at least 14 current members of Pinnacle’s board of directors as well as Ronald L. Samuels, Marty Dickens, David Ingram and Joseph Galante as existing member of the Avenue board of directors.

Avenue Shareholder Meeting to be Held on June 21, 2016 (Page 27)

Avenue will hold a special meeting of shareholders on June 21, 2016 at 10:30 a.m., local time, at the Frist Center Auditorium, 919 Broadway, Nashville, Tennessee 37203.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF PINNACLE

The selected historical consolidated financial and other data presented below as of and for the three months ended March 31, 2016 and 2015 is unaudited. The selected historical consolidated financial and other data presented below, as of and for each of the years in the five-year period ended December 31, 2015, is derived from Pinnacle’s audited historical financial statements. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Pinnacle’s audited consolidated financial statements and the notes thereto incorporated by reference in this proxy statement/prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(Dollars in thousands, except per share data)	2016	2015	2015(1)(2)	2014	2013	2012	2011
Total assets	$9,261,388	$6,314,346	$8,715,414	$6,018,248	$5,563,776	$5,040,549	$4,863,951
Loans, net of unearned income	6,827,930	4,645,272	6,543,235	4,590,027	4,144,493	3,712,162	3,291,351
Allowance for loan losses	62,239	66,242	65,432	67,359	67,970	69,417	73,975
Total securities	1,048,419	808,294	966,442	770,730	733,252	707,153	897,292
Goodwill, core deposit and other intangible assets	441,508	246,109	442,773	246,422	247,492	249,144	251,919
Deposits and securities sold under agreements to repurchase	7,143,013	4,857,363	7,050,498	4,876,600	4,603,938	4,129,855	3,785,931
Advances from FHLB	616,290	455,444	300,305	195,476	90,637	75,850	226,069
Subordinated debt and other borrowings	209,751	135,533	142,476	96,158	98,658	106,158	97,476
Stockholders’ equity	1,228,780	824,151	1,155,611	802,693	723,708	679,071	710,145

Statement of Operations Data:
Interest income	$80,974	$54,679	$255,169	$206,170	$191,282	$185,422	$188,346
Interest expense	7,072	3,410	18,537	13,185	15,384	22,557	36,882
Net interest income	73,902	51,269	236,632	192,985	175,899	162,865	151,464
Provision for loan losses	3,893	315	9,188	3,635	7,856	5,569	21,798
Net interest income after provision for loan losses	70,009	50,954	227,445	189,350	168,042	157,296	129,666
Noninterest income	25,856	18,943	86,530	52,602	47,104	43,397	37,940
Noninterest expense	54,064	36,831	170,877	136,300	129,261	138,165	139,107
Income before income taxes	41,801	32,616	143,098	105,653	85,884	62,527	28,499
Income tax expense (benefit)	13,835	10,773	47,589	35,182	28,158	20,643	(15,238
Net income	27,965	21,843	95,509	70,471	57,726	41,884	43,737
Preferred dividends and accretion on common stock warrants	—	—	—	—	—	3,814	6,665
Net income available to common shareholders	$27,965	$21,843	$95,509	$70,471	$57,726	$38,070	$37,072

Per Share Data:
Earnings per share available to common shareholders–basic	$0.70	$0.62	$2.58	$2.03	$1.69	$1.12	$1.11
Weighted average common shares outstanding–basic	40,082,805	34,041,203	37,015,468	34,723,335	34,200,770	33,899,667	33,420,015
Earnings per share available to common shareholders–diluted	$0.68	$0.62	$2.52	$2.01	$1.67	$1.1	$1.09
Weighted average common shares outstanding–diluted	40,847,027	35,380,529	37,973,788	35,126,890	34,509,261	34,487,808	34,060,228
Common dividends per share	$0.14	$0.12	$0.48	$0.32	0.08	—	—
Book value per common share	$29.26	$22.98	$28.25	$22.45	$20.55	$19.57	$18.56
Tangible book value per common share	$18.75	$15.88	$17.46	$15.62	$13.52	$12.39	$11.33
Common shares outstanding at end of period	41,994,955	35,864,667	40,906,064	35,732,483	35,221,941	34,696,597	34,354,960

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(Dollars in thousands, except per share data)	2016	2015	2015(1)(2)	2014	2013	2012	2011
Performance Ratios:
Return on average assets	1.27%	1.45%	1.36%	1.24%	1.11%	0.78%	0.77%
Return on average stockholders’ equity	9.47%	10.86%	10.06%	9.19%	8.22%	5.46%	5.27%
Net interest margin (3)	3.78%	3.78%	3.72%	3.75%	3.77%	3.77%	3.55%
Net interest spread (4)	3.59%	3.67%	3.55%	3.65%	3.65%	3.61%	3.33%
Noninterest income to average assets	1.17%	1.23%	1.23%	0.92%	0.9%	0.89%	0.78%
Noninterest expense to average assets	2.46%	2.45%	2.42%	2.39%	2.48%	2.83%	2.88%
Efficiency ratio (5)	54.20%	52.79%	52.88%	55.50%	57.96%	66.99%	73.45%
Average loan to average deposit ratio	95.81%	96.52%	96.39%	93.15%	93.46%	92.78%	86.76%
Average interest-earning assets to average interest-bearing liabilities	140.88%	142.14%	142.77%	142.64%	137.78%	131.44%	125.84%
Average equity to average total assets ratio	13.42%	13.37%	13.47%	13.46%	13.47%	14.3%	14.55%
Annualized dividend payout ratio	21.62%	22.22%	18.97%	16.67%	20.38%	0%	0%

Asset Quality Ratios:
Allowance for loan losses to nonaccrual loans	146.4%	391.61%	222.9%	403.2%	373.8%	304.2%	154.6%
Allowance for loan losses to total loans	0.91%	1.43%	1.00%	1.47%	1.64%	1.87%	2.25%
Nonperforming assets to total assets	0.52%	0.4%	0.42%	0.46%	0.6%	0.82%	1.8%
Nonperforming assets to total loans and other real estate	0.70%	0.54%	0.55%	0.61%	0.8%	1.11%	2.66%
Net loan charge-offs to average loans (6)	0.43%	0.13%	0.21%	0.1%	0.24%	0.29%	0.94%

Capital Ratios (Pinnacle Financial):
Common equity Tier I risk-based capital	7.78%	10.48%	8.61%	10.10%	—	—	—
Leverage (7)	8.80%	9.51%	9.37%	11.30%	10.90%	10.60%	11.40%
Tier 1 risk-based capital	8.75%	10.96%	9.63%	12.10%	11.80%	11.80%	13.80%
Total risk-based capital	11.05%	12.18%	11.24%	13.40%	13.00%	13.00%	15.30%
Total risk-based capital	11.05%	12.18%	11.24%	13.40%	13.00%	13.00%	15.30%

(1)	Information for 2015 fiscal year includes the operations of CapitalMark Bank & Trust from its acquisition date of July 31, 2015 and Magna Bank from its acquisition date of September 1, 2015 and reflects approximately 3.3 million shares and 1.4 million shares of Pinnacle common stock issued in connection with the acquisitions of CapitalMark Bank & Trust and Magna Bank, respectively.
(2)	Information for 2015 fiscal year includes the 30% membership interest in Bankers Healthcare Group, LLC which Pinnacle Bank acquired in February 2015.
(3)	Net interest margin is the result of net interest income for the period divided by average interest earning assets.
(4)	Net interest spread is the result of the difference between the interest earned on interest earning assets less the interest paid on interest bearing liabilities.
(5)	Efficiency ratio is the result of noninterest expense divided by the sum of net interest income and noninterest income.
(6)	For the three months ended March 31, 2016 and 2015, calculated by annualizing year-to-date net loan charge-offs and dividing the result by average loans for the year-to-date period.
(7)	Leverage ratio is computed by dividing Tier 1 capital by average total assets for the fourth quarter of each year for the fiscal years ended December 31, 2015, 2014, 2013, 2012 and 2011 and by average assets for the three months ended March 31, 2016 and 2015.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF AVENUE

The selected historical financial and other data of Avenue presented below as of and for the three months ended March 31, 2016 and 2015 is unaudited. The selected historical financial and other data of Avenue presented below, as of and for each of the years in the five-year period ended December 31, 2015, is derived from Avenue’s audited historical financial statements. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and Avenue’s audited consolidated financial statements and the notes thereto incorporated by reference in this proxy statement/prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	As of and for the Three Months Ended		As of and for the Year Ended December 31,
(Dollars in Thousands, Except Per Share Data)	March 31,
	2016	2015	2015	2014	2013	2012	2011
SELECTED INCOME STATEMENT DATA
Interest income	$10,653	$8,835	$38,321	33,024	27,061	22,888	21,927
Interest expense	1,642	1,342	5,642	4,067	3,865	5,196	5,788

Net interest income	9,011	7,493	32,679	28,957	23,196	17,692	16,139
Provision for loan losses	774	154	2,029	1,643	1,593	1,623	1,102
Net interest income after provision for loan losses	8,237	7,339	30,650	27,314	21,603	16,069	15,037
Non-interest income	1,909	1,256	6,579	4,665	5,055	5,793	2,984
Non-interest expense	8,007	6,408	27,143	23,862	20,309	18,199	15,701
Income tax expense (benefit)	726	733	3,132	2,525	2,400	988	(11,519)

Net income	1,413	1,454	6,954	5,592	3,949	2,675	13,839
Dividends on preferred shares	—	(32)	(32)	(190)	(190)	(358)	(396)
Accretion of net preferred stock discount	—	—	—	—	—	—	(234)

Net income available to common stockholders	$1,413	$1,422	$6,922	5,402	3,759	2,317	13,209

PER COMMON SHARE DATA
Basic earnings per share	$0.14	$0.15	$0.70	0.64	0.45	0.27	1.56
Diluted earnings per share	0.14	0.15	0.69	0.63	0.45	0.27	1.56
Book value per common share	9.51	8.79	9.16	8.37	7.36	7.78	7.37
Tangible book value per common share (1)	9.22	8.50	8.87	8.03	7.02	7.43	7.02
Basic weighted average common shares	10,152,331	9,319,312	9,891,993	8,485,780	8,424,598	8,443,393	8,444,063
Diluted weighted average common shares	10,340,515	9,435,365	10,026,947	8,539,121	8,424,598	8,443,393	8,444,063

SELECTED BALANCE SHEET DATA
Total assets	$1,205,204	$1,036,544	$1,165,454	1,001,721	893,144	726,484	629,947
Total loans, net of deferred fees	957,517	716,253	845,821	693,908	573,430	455,980	395,812
Allowance for loan losses	(10,889)	(8,669)	(10,061)	(8,518)	(7,204)	(6,695)	(6,550)
Securities available for sale	163,215	218,118	209,574	220,462	257,797	194,090	166,961
Goodwill and other intangible assets	2,966	2,966	2,966	2,966	2,966	2,966	2,966
Deposits	966,496	815,885	969,603	803,172	705,794	590,840	482,402
Advances from FHLB/FRB	105,500	99,300	68,000	70,300	79,250	39,000	44,000
Preferred stock	—	—	—	18,950	18,950	18,950	18,950
Tangible common stockholders’ equity (1)	95,544	86,967	91,448	69,312	60,135	62,846	59,254
Total stockholders’ equity	98,510	89,933	94,414	91,228	82,051	84,762	81,170
Average total assets	1,192,082	1,014,663	1,078,765	946,086	802,578	670,272	587,200
Average common stockholders’ equity	96,672	94,659	89,146	68,751	65,189	64,431	49,084
Full time employees	129	132	145	134	120	109	94

SELECTED PERFORMANCE RATIOS
Return on average assets (2) (3)	0.48%	0.57%	0.64%	0.57%	0.47%	0.35%	2.25%
Return on average common stockholders’ equity (2) (3)	5.88%	6.11%	7.76%	7.86%	5.77%	3.59%	26.91%
Net interest margin (fully taxable equivalent) (2)	3.28%	3.20%	3.26%	3.30%	3.17%	2.97%	3.02%
Efficiency ratio (1) (4)	74.89%	73.24%	69.60%	71.00%	73.24%	81.22%	83.12%

	As of and for the Three Months Ended		As of and for the Year Ended December 31,
(Dollars in Thousands, Except Per Share Data)	March 31,
	2016	2015	2015	2014	2013	2012	2011

SELECTED ASSET QUALITY INFORMATION
Nonaccruing loans	$433	$854	$550	$695	$591	$1,880	$2,624
Past due loans over 90 days and still accruing interest	—	—	—	—	—	—	—
Net loans charge-offs	$(54)	$2	$486	$329	$1,084	$1,478	$203
Nonaccruing loans to total loans	0.05%	0.12%	0.07%	0.10%	0.10%	0.41%	0.66%
Nonaccruing loans and loans past due 90 days and still accruing to total loans	0.05%	0.12%	0.07%	0.10%	0.10%	0.41%	0.66%
Non-performing assets to total assets (5)	0.06%	0.35%	0.09%	0.41%	0.45%	0.66%	1.06%
Non-performing assets to loans and OREO	0.07%	0.51%	0.13%	0.58%	0.70%	1.05%	1.67%
Allowance for loan losses to total loans	1.14%	1.21%	1.19%	1.23%	1.26%	1.47%	1.65%
Allowance for loan losses to nonaccruing loans	$2,514.78	$1,015.08	$1,829.27	$1,224.87	$1,219.43	$356.12	$249.58
Net loan charge-offs to average loans (2)	(0.02)%	—	0.06%	0.05%	0.22%	0.36%	0.05%

CAPITAL RATIOS (Consolidated)
Tier 1 Leverage Ratio	8.01%	8.51%	8.17%	9.14%	9.04%	10.87%	11.70%
Tier 1 Common Capital Ratio	8.74%	10.30%	9.28%	10.44%	8.57%	10.08%	10.87%
Tier 1 Risk-Based Capital Ratio	8.74%	10.30%	9.28%	10.53%	11.35%	13.52%	14.95%
Total Risk-Based Capital Ratio	11.55%	13.67%	12.25%	13.91%	12.40%	14.73%	16.20%
Tangible common stockholders’ equity to tangible assets (1)	7.95%	8.41%	7.87%	6.94%	6.76%	8.69%	9.45%

(1)	These measures are not measures recognized under U.S. generally accepted accounting principles (U.S. GAAP), and are therefore considered to be non-U.S. GAAP financial measures. See below for a reconciliation of these measures to their most comparable U.S. GAAP measures.
(2)	Data has been annualized for the three months ended March 31, 2016 and 2015.
(3)	Return on average assets is defined as net income available to common stockholders divided by average total assets. Return on average common stockholders’ equity is defined as net income available to common stockholders divided by average common stockholders’ equity.
(4)	Efficiency ratio is defined as total non-interest expense divided by our operating revenue, which is equal to the sum of net interest income and total non-interest income, (excluding securities sale gains/(losses)) and is not an U.S. GAAP measure.
(5)	Non-performing assets are deemed to be loans past due 90 days or more and still accruing, nonaccruing loans and OREO.

U.S. GAAP Reconciliation and Management Explanation of Non-U.S. GAAP Financial Measures

The information set forth above contains certain financial information determined by methods other than in accordance with U.S. GAAP. These non-U.S. GAAP financial measures are “tangible book value per common share,” “tangible common stockholders’ equity,” “efficiency ratio,” and “tangible common stockholders’ equity to tangible assets.” Although Avenue believes these non-U.S. GAAP financial measures provide a greater understanding of Avenue’s business, these measures are not necessarily comparable to similar measures that may be presented by other companies.

“Tangible book value per common share” is defined as tangible common stockholders’ equity divided by total common shares outstanding. Avenue believes that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing book value while not increasing Avenue’s tangible book value.

“Tangible common stockholders’ equity” is defined as common stockholders’ equity reduced by goodwill. Avenue believes that this measure is important to many investors in the marketplace who are interested in changes from period to period in common stockholders’ equity exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing both common stockholders’ equity and assets while not increasing Avenue’s tangible common stockholders’ equity or tangible assets.

“Efficiency ratio” is defined as non-interest expenses divided by Avenue’s operating revenue, which is equal to the sum of net interest income plus non-interest income excluding gains and losses on sales of loans and securities. In Avenue’s judgment, the adjustments made to operating revenue allow investors and analysts to better assess Avenue’s operating expenses in relation to its core operating revenue by removing the volatility that is associated with certain non-recurring items and other discrete items that are unrelated to Avenue’s core business.

“Tangible common stockholders’ equity to tangible assets” is defined as the ratio of common stockholders’ equity reduced by goodwill divided by total assets reduced by goodwill. Avenue believe that this measure is important to many investors in the marketplace who are interested in relative changes from period to period in common stockholders’ equity and total assets, each exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing both common stockholders’ equity and assets while not increasing Avenue’s tangible common equity or tangible assets.

The information provided below reconciles each non-U.S. GAAP measure to its most comparable U.S. GAAP measure.

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(Dollars in Thousands, Except Per Share Data)	2016	2015	2015	2014	2013	2012	2011
NON-GAAP FINANCIAL MEASURES
Tangible Common Stockholders’ Equity and Tangible Common Stockholders’ Equity/Tangible Assets
Common equity	$98,510	$89,933	$94,414	$72,278	$63,101	$65,812	$62,220
Less: intangible assets	(2,966)	(2,966)	(2,966)	(2,966)	(2,966)	(2,966)	(2,966)

Tangible common stockholders’ equity	95,544	86,967	91,448	69,312	60,135	62,846	59,254
Total assets	1,205,204	1,036,544	1,165,454	1,001,721	893,144	726,484	629,947
Less: Intangible assets	(2,966)	(2,966)	(2,966)	(2,966)	(2,966)	(2,966)	(2,966)

Tangible assets	1,202,238	1,033,578	1,162,488	998,755	890,178	723,518	626,981

Tangible Common Stockholders’ Equity/Tangible Assets	7.95%	8.41%	7.87%	6.94%	6.76%	8.69%	9.45%

Tangible Book Value per Common Share
Book Value Per Common Share	$9.51	$8.79	$9.16	$8.37	$7.36	$7.78	$7.37
Less: Effects of intangible assets	(0.29)	(0.29)	(0.29)	(0.34)	(0.35)	(0.35)	(0.35)

Tangible Book Value per Common Share	9.22	8.50	8.87	8.03	7.02	7.43	7.02

Efficiency Ratio
Non-interest expense (numerator)	$8,007	$6,408	$27,143	$23,862	$20,309	$18,199	$15,701
Net interest income	9,011	7,493	32,679	28,957	23,196	17,692	16,139
Non-interest income	1,909	1,256	6,579	4,665	5,055	5,793	2,984
Less: gains on sales of securities	(228)	—	(258)	(12)	(522)	(1,079)	(233)

Adjusted operating revenue (denominator)	10,692	8,749	39,000	33,610	27,729	22,406	18,890
Efficiency Ratio	74.89%	73.24%	69.60%	71.00%	73.24%	81.22%	83.12%

COMPARATIVE PER SHARE DATA (UNAUDITED)

The below presentation summarizes the unaudited per share information for Pinnacle and Avenue on a historical, pro forma, pro forma combined and equivalent pro forma basis. You should read this information in conjunction with the historical financial statements (and related notes) of each of Pinnacle or Avenue contained in the annual and quarterly reports and other documents Pinnacle and Avenue each has filed with the SEC that are incorporated herein by reference and the selected historical consolidated financial data of Pinnacle and Avenue in this proxy statement/prospectus. See “SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF PINNACLE” beginning on page 12, “SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF AVENUE FINANCIAL HOLDINGS, INC.” beginning on page 14, and “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 95.

The pro forma, pro forma combined and pro forma equivalent per share information gives effect to the merger as if the transaction had been effective as of the dates presented, in the case of the book value data, and as if the transactions had become effective on January 1, 2015, in the case of the net income per share and dividends declared per share data.

You should not rely on the pro forma information as necessarily indicative of historical results we would have experienced had we been combined or of future results we will have after the consummation of the merger. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.

The information presented in the table below is based on the historical financial statements of each of Pinnacle and Avenue and should be read in conjunction with the historical financial information that Pinnacle and Avenue have presented in prior filings with the SEC. See “WHERE YOU CAN FIND MORE INFORMATION” on page 95.

	As of and for the Three Months Ended March 31, 2016 (1)	As of and for the Year Ended December 31, 2015 (1)
Earnings Per Common Share
Basic
Pinnacle historical	$0.70	$2.58
Avenue historical	0.14	0.70
Pinnacle—Avenue pro forma (2)	0.69	2.59
Equivalent pro forma for one share of Avenue common stock (3)	0.25	0.93
Diluted
Pinnacle historical	$0.68	$2.52
Avenue historical	0.14	0.69
Pinnacle—Avenue pro forma (2)	0.68	2.53
Equivalent pro forma for one share of Avenue common stock (3)	0.24	0.91
Cash Dividends Declared Per Common Share
Pinnacle historical	$0.14	$0.48
Avenue historical	—	—
Pinnacle—Avenue pro forma (2)	0.14	0.48
Equivalent pro forma for one share of Avenue common stock (3)	0.05	0.17
Book Value Per Common Share
Pinnacle historical	$29.26	$28.25
Avenue historical	9.51	9.16
Pinnacle—Avenue pro forma (2)	30.78	29.80
Equivalent pro forma for one share of Avenue common stock (3)	11.08	10.73

(1)	Pro forma amounts reflect the estimated purchase accounting adjustments to be recorded in connection with the merger and the issuance of an estimated 3,750,000 shares of Pinnacle common stock in the merger. The number of shares of Pinnacle common stock that may be issued in the merger could be higher if options to acquire shares of Avenue common stock outstanding as of the date of this proxy statement/prospectus are exercised prior to the effective time of the merger.
(2)	Amounts are calculated using a ratio of 0.36 (where Pinnacle is 1).
(3)	The equivalent pro forma information shows the effect of the merger from the perspective of a holder of Avenue common stock and is calculated using a ratio of 0.36 (where Pinnacle is 1).

COMPARATIVE MARKET PRICES AND DIVIDENDS

Pinnacle’s common stock is traded on the Nasdaq Global Select Market under the symbol “PNFP”. Avenue’s common stock is traded on the Nasdaq Global Select Market under the symbol “AVNU”.

The following table shows, for the periods indicated, the reported closing sale prices per share for Pinnacle common stock and Avenue common stock on (i) January 27, 2016, the last trading day before the public announcement of the execution of the merger agreement, and (ii) May 12, 2016 the latest practicable date prior to the date of this proxy statement/prospectus. This table also shows in the column entitled “Equivalent Price Per Avenue Share” the closing price of a share of Pinnacle common stock on that date, multiplied by 0.36, plus $2.00.

We make no assurance as to what the market price of the Pinnacle common stock will be when the merger is completed or anytime thereafter. Because the market value of Pinnacle common stock will fluctuate after the date of this proxy statement/prospectus, we cannot assure you what value a share of Pinnacle common stock will have when received by an Avenue shareholder. Avenue shareholders are advised to obtain current market quotations for Pinnacle common stock. Such quotations in the case of Pinnacle may be obtained from a newspaper, the Internet or a broker.

Date	Pinnacle Common Stock	Avenue Common Stock	Equivalent Price per Avenue Share
January 27, 2016	$50.09	$13.20	$20.03
May 12, 2016	$47.39	$18.97	$19.06

Pinnacle

The following table sets forth, for the periods indicated, the high and low sales prices of Pinnacle common stock and cash dividends paid per share of Pinnacle common stock for the periods indicated.

	High	Low	Cash Dividends Paid Per Share
2016
First Quarter	$52.82	$43.32	$0.14
Second Quarter (through May 12, 2016)	52.54	46.34	$0.14
2015
First Quarter	$45.31	$35.01	$0.12
Second Quarter	55.43	43.44	0.12
Third Quarter	56.00	44.86	0.12
Fourth Quarter	57.99	46.25	0.12
2014
First Quarter	$39.10	$30.68	$0.08
Second Quarter	39.85	32.77	0.08
Third Quarter	40.10	34.73	0.08
Fourth Quarter	40.30	33.93	0.08

As of May 12, 2016, the last practicable date prior to the printing of this document, there were 42,045,263 shares of Pinnacle common stock issued and outstanding and approximately 2,621 shareholders of record.

The principal source of Pinnacle’s cash flow, including cash flow to pay interest to holders of its subordinated debentures and interest on its $75.0 million line of credit ($20 million of which had been borrowed as of May 10, 2016), and any dividends payable to common shareholders, are dividends that Pinnacle Bank pays to Pinnacle as its sole shareholder. The ability of Pinnacle Bank to pay dividends to Pinnacle, as well as

Pinnacle’s ability to pay dividends to its common shareholders, will continue to be subject to and limited by the results of operations of Pinnacle Bank and by certain legal and regulatory restrictions. Accordingly, there can be no assurance that Pinnacle will continue to pay dividends to its common shareholders in the future. See “SUPERVISION AND REGULATION—Payment of Dividends” in Pinnacle’s Annual Report on Form 10-K, and the Risk Factor entitled “Our ability to declare and pay dividends is limited” in Pinnacle’s Annual Report on Form 10-K which is incorporated by reference into this proxy statement/prospectus, for additional information about limitations on Pinnacle’s and Pinnacle Bank’s ability to declare and pay dividends. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 95.

Avenue

Avenue common stock has traded on the Nasdaq Global Select Market since February 10, 2015. Prior to that time there was no established public trading market for its stock. The following table sets forth, for the periods indicated, the high and low sales prices of Avenue common stock and cash dividends paid per share of Avenue common stock for the periods indicated.

	High	Low	Cash Dividends Paid Per Share
2016
First Quarter	$21.52	$12.12	$0.00
Second Quarter (through May 12, 2016)	20.54	18.53	0.00
2015
First Quarter	$13.38	$11.50	$0.00
Second Quarter	13.44	11.48	0.00
Third Quarter	13.47	12.05	0.00
Fourth Quarter	15.00	12.73	0.00

As of the record date of the special meeting, there were 10,366,000 shares of Avenue common stock issued and outstanding, which were held by approximately 153 shareholders of record.

Avenue has not paid any cash dividends on its common stock since inception. The ability of Avenue Bank to pay dividends to Avenue, as well as Avenue’s ability to pay dividends to its common shareholders, is also subject to and limited by certain legal and regulatory restrictions.

RISK FACTORS RELATING TO THE MERGER

In addition to the other information contained or incorporated by reference into this proxy statement/prospectus, including without limitation, Pinnacle’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, you should carefully consider the following risk factors in deciding whether to vote to approve the merger agreement.

Because the market price of Pinnacle common stock will fluctuate, Avenue common shareholders cannot be sure of the exact value of shares of Pinnacle common stock they will receive.

Upon completion of the merger, each outstanding share of Avenue common stock will be converted into the merger consideration consisting of shares of Pinnacle common stock and cash as provided in the merger agreement. While the number of shares of Pinnacle common stock that holders of Avenue common stock will receive as part of the merger consideration, for each share of Avenue common stock is fixed, the value of these shares of Pinnacle common stock will fluctuate depending on the price per share of Pinnacle common stock at the time the shares of Pinnacle common stock are actually received by Avenue shareholders. The closing price of Pinnacle common stock on the date that the holder of Avenue common stock actually receives the shares of such Pinnacle common stock after consummation of the merger may vary from the closing price of Pinnacle common stock on the date that Avenue and Pinnacle announced the merger, on the date that this proxy statement/prospectus is being mailed to Avenue common shareholders, and on the date of the special meeting of Avenue common shareholders. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Pinnacle’s business, operations and prospects, and regulatory considerations, among other things. Many of these factors are beyond the control of Pinnacle. Accordingly, at the time of the special meeting of Avenue common shareholders, because of the above timing differences, Avenue common shareholders will not be able to calculate the exact value of Pinnacle common stock they will receive upon consummation of the merger.

Pinnacle may not be able to successfully integrate Avenue or to realize the anticipated benefits of the merger.

Pinnacle can provide no assurance that the merger will be consummated. In the event that the merger is consummated, a successful integration of Avenue’s operations with Pinnacle’s operations will depend substantially on Pinnacle’s ability to consolidate operations, corporate cultures, systems and procedures and to eliminate redundancies and costs. Pinnacle may not be able to combine its operations with the operations of Avenue without encountering difficulties, such as:

•	the loss of key employees;

•	the disruption of operations and business;

•	inability to maintain and increase competitive presence;

•	loan and deposit attrition, customer loss and revenue loss;

•	possible inconsistencies in standards, control procedures and policies;

•	unexpected problems with costs, operations, personnel, technology and credit; and/or

•	problems with the assimilation of new operations, sites or personnel, which could divert resources from regular banking operations.

Additionally, general market and economic conditions or governmental actions affecting the financial industry generally may inhibit Pinnacle’s successful integration of Avenue.

Further, Pinnacle entered into the merger agreement with the expectation that the merger will result in various benefits including, among other things, benefits relating to enhanced revenues, a strengthened market position for the combined company, cross selling opportunities, cost savings and operating efficiencies.

Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether Pinnacle integrates Avenue in an efficient and effective manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in a reduction in the price of Pinnacle’s common stock as well as in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy that could materially and adversely affect Pinnacle’s business, financial condition and operating results. Finally, any cost savings that are realized may be offset by losses in revenues or other charges to earnings.

Avenue common shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

After consummation of the merger, Avenue common shareholders will own a significantly smaller percentage of Pinnacle than they currently own of Avenue. Following the completion of the merger, Avenue common shareholders will own approximately 9% of the combined companies on a fully-diluted basis, assuming none of Avenue’s stock options issued as of the date hereof that are unexercised are exercised prior to the effective time of the merger. Additionally, former Avenue directors, following the consummation of the merger, initially will hold four seats on Pinnacle’s board of directors. Consequently, Avenue shareholders likely will be able to exercise less influence over the management policies of Pinnacle than they currently exercise over the management and policies of Avenue.

The combined company will incur significant transaction and merger-related costs in connection with the merger.

Pinnacle expects to incur significant costs associated with combining the operations Avenue with its operations. Pinnacle has begun collecting information in order to formulate detailed integration plans to deliver anticipated cost savings. Additional unanticipated costs may be incurred in the integration of Pinnacle’s business with Avenue’s business. Although Pinnacle expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

Whether or not the merger is consummated, Pinnacle will incur substantial expenses, such as legal, accounting and financial advisory fees, in pursuing the merger which will adversely impact its earnings until after the acquisition has been completed. Completion of the merger is conditioned upon the receipt of all material governmental authorizations, consents, orders and approvals, including approval by federal banking regulators of the proposed merger of Avenue Bank and Pinnacle Bank. Pinnacle and Avenue intend to pursue all required approvals in accordance with the merger agreement.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated in the merger agreement may be completed, prior approval of our applications and notices filed with the FDIC and TDFI must be obtained. These governmental agencies may impose conditions on the completion of the merger or the proposed bank merger or require changes to the terms of the merger agreement. Although Pinnacle and Avenue do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the transactions contemplated in the merger agreement or imposing additional costs on or limiting Avenue’s revenues, any of which might have a material adverse effect on Pinnacle following the merger. There can be no assurance as to whether the regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed. See “THE MERGER AGREEMENT—Conditions to the Completion of the Merger” beginning on page 63 for a discussion of the conditions to the completion of the merger and “PROPOSAL #1: THE PROPOSED MERGER—Regulatory Approval” beginning on page 59 for a description of the regulatory approvals that must be received in connection with the merger.

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire Avenue.

Until the consummation of the merger, with some exceptions, Avenue is prohibited from soliciting, initiating, encouraging, or participating in any discussion of, or otherwise considering, any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person or entity other than Pinnacle. In addition, Avenue has agreed to pay a termination fee of $8.0 million to Pinnacle if:

•	Pinnacle terminates the merger agreement because Avenue’s board of directors (1) did not recommend that Avenue’s shareholders approve the merger agreement, (2) after making such a recommendation, withdraws, modifies or amends its recommendation in a manner adverse to Pinnacle, or (3) fails to call a shareholder meeting to approve the merger agreement;

•	Pinnacle terminates the merger agreement because Avenue’s board of directors has authorized, recommended or publicly announced its intention to authorize or recommend any acquisition proposal with any person other than Pinnacle;

•	the merger agreement is terminated by Pinnacle because the merger has not been completed by September 30, 2016, and at the time of termination Pinnacle could have terminated the merger agreement because of any of the reasons stated in the two immediately preceding bullet points;

•	the merger agreement is terminated by either party because the required shareholder vote of Avenue was not obtained at Avenue’s special shareholders’ meeting and a bona fide acquisition proposal with respect to Avenue was publicly announced or otherwise communicated to the board of directors or members of senior management of Avenue before the special meeting (which we refer to as a public proposal) that has not been withdrawn, and within nine months after termination of the merger agreement, Avenue enters into any definitive agreement with respect to, or consummates, any acquisition proposal (whether or not the same as the public proposal);

•	the merger agreement is terminated by either party because the merger has not been completed by September 30, 2016, or by Pinnacle because of a material breach by Avenue of a representation, warranty, covenant or agreement that causes a condition to the merger to not be satisfied and a public proposal with respect to Avenue was made and not withdrawn before the merger agreement was terminated and within nine months after the termination of the merger agreement Avenue enters into any definitive agreement with respect to, or consummates, any acquisition proposal (whether or not the same as the public proposal); or

•	Avenue terminates the merger agreement for the purpose of entering into a definitive agreement with respect to a superior proposal; provided that Avenue has complied with its obligations to call a meeting of its common shareholders to approve the merger agreement and has complied with its obligations under the merger agreement when presented with a superior proposal, including giving Pinnacle the opportunity to match such superior proposal.

Failure to complete the merger could cause Pinnacle’s stock price to decline.

If the merger is not completed for any reason, Pinnacle’s stock price may decline because costs related to the merger, such as legal, accounting and financial advisory fees, must be paid even if such merger is not completed. In addition, if the merger is not completed, Pinnacle’s stock price may decline to the extent that the current market price reflects a market assumption that the merger will be completed.

Certain executive officers and directors of Avenue have interests in the merger different from, or in addition to, the interests of Avenue shareholders.

Certain of Avenue’s existing directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Avenue’s common shareholders generally. For example, certain Avenue executive officers have agreements that provide for significant payments following the consummation of the merger as the merger will be considered a change in control for purposes of these agreements. The Avenue board of directors was aware of these conflicts of interests when it approved the merger agreement. See “PROPOSAL #1: THE PROPOSED MERGER—Interests of Avenue Executive Officers and Directors in the Merger” beginning on page 54.

The fairness opinion delivered to the Avenue board of directors by Avenue’s financial advisor prior to execution of the merger agreement will not reflect any changes in circumstances after the date of the opinion.

The fairness opinion of KBW was delivered to Avenue’s board of directors on January 28, 2016. Changes in the operations and prospects of Pinnacle or Avenue, general market and economic conditions and other factors which may be beyond the control of Pinnacle and Avenue may have altered the value of Pinnacle or Avenue or the sale prices of shares of Pinnacle common stock and Avenue common stock as of the date of this proxy statement/prospectus, or may alter such values and sale prices by the time the merger is completed. KBW’s opinion, dated January 28, 2016, does not speak as of any date other than the date of the opinion.

A portion of the merger consideration received by the Avenue shareholders will generally be taxable.

An Avenue common shareholder generally will not recognize any gain or loss on the conversion of shares of Avenue common stock into shares of Pinnacle common stock. However, an Avenue common shareholder generally will be taxed upon receipt of the cash portion of the merger consideration in exchange for shares of Avenue common stock or for any cash received in lieu of any fractional share of Pinnacle common stock or in connection with the cancellation of any outstanding options to purchase Avenue common stock. See “PROPOSAL #1: THE PROPOSED MERGER—Material United States Federal Income Tax Consequences” beginning on page 51.

Avenue and Pinnacle are subject to business uncertainties and contractual restrictions while the merger is pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the merger, it is possible that some customers and other persons with whom Avenue Bank and/or Pinnacle Bank has a business relationship may delay or defer certain business decisions or might seek to terminate, change or renegotiate their relationships with Avenue Bank and/or Pinnacle Bank, as the case may be, as a result of the merger, which could negatively affect Avenue’s, and/or Pinnacle’s respective revenues, earnings and cash flows, as well as the market price of Pinnacle’s common stock, regardless of whether the merger is completed.

Under the terms of the merger agreement, Avenue is subject to certain restrictions on its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. Such limitations could negatively affect Avenue’s businesses and operations prior to the completion of the merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus including the Appendices hereto contains “forward-looking statements” about Pinnacle and Avenue and the combined company following the merger. “Forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (which we refer to as the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (which we refer to as the Exchange Act), are statements that represent our judgment concerning the future and are subject to risks and uncertainties that could cause our actual operating results and financial position to differ materially from the forward-looking statements. Such forward-looking statements can generally be identified by the use of forward-looking terminology such as “expect”, “anticipate”, “goal”, “intend”, “plan”, “believe”, “should”, “seek” “estimate” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking. You should note that the discussion of Pinnacle’s and Avenue’s reasons for the merger contain many forward-looking statements that describe beliefs, assumptions and estimates of the management of each of Avenue and Pinnacle and public sources as of the indicated dates and those forward-looking expectations may have changed as of the date of this proxy statement/prospectus. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Those statements are not guarantees and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially and adversely from these forward-looking statements.

The ability to predict results or the actual effects of the combined companies’ plans and strategies is inherently uncertain. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements, include, but are not limited to, those identified in the section of this proxy statement/prospectus titled “RISK FACTORS RELATING TO THE MERGER” beginning on page 21 of this proxy statement/prospectus and the following:

•	difficulties in obtaining required shareholder and regulatory approvals for the merger and related transactions;

•	the risk that the cost savings and any revenue synergies from the proposed merger may not be realized or take longer than anticipated to be realized;

•	the risk of successful integration of the Avenue business with the business of Pinnacle;

•	a materially adverse change in the financial condition of Pinnacle or Avenue;

•	loan losses that exceed the level of allowance for loan losses of the combined companies;

•	lower than expected revenue following the merger;

•	Pinnacle’s ability to manage the combined companies’ growth;

•	the risks inherent or associated with a merger or acquisition, like the merger;

•	general economic conditions, either nationally, in Tennessee or in the Nashville MSA that are less favorable than expected resulting in, among other things, a deterioration of the quality of the combined companies’ loan portfolio and the demand for its products and services;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	reputational risk and the reaction of the parties’ customers to the merger;

•	the failure of the closing conditions for the merger to be satisfied;

•	the dilution caused by the issuance of additional shares of Pinnacle common stock in connection with the merger;

•	increased competition with other financial institutions;

•	continuation of the historically low short-term interest rate environment;

•	rapid fluctuations or unanticipated changes in interest rates on loans or deposits;

•	the additional expenses and lost revenue opportunities resulting from Pinnacle’s total assets exceeding $10.0 billion following consummation of the merger;

•	inability to comply with regulatory capital requirements, including those resulting from changes to capital calculation methodologies and required capital maintenance levels or regulatory agencies in connection with those agencies’ approval of the merger; and

•	changes in state and federal legislation, regulations or policies applicable to banks and other financial service providers, including regulatory or legislative developments arising out of current unsettled conditions in the economy, including implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Additional factors are discussed in the reports filed with the SEC by each of Pinnacle and Avenue. See “WHERE YOU CAN FIND MORE INFORMATION” on page 95.

The above list is not intended to be exhaustive and there may be other factors that would preclude us from realizing the predictions made in the forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Pinnacle shareholders and Avenue shareholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference herein.

All subsequent written or oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Pinnacle or Avenue or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to is this section. Except to the extent required by applicable law or regulation, Pinnacle and Avenue undertake no obligation to update such forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

SPECIAL MEETING

General

This proxy statement/prospectus is being furnished to Avenue shareholders in connection with the solicitation of proxies by the board of directors of Avenue for use at the Avenue special meeting to be held on June 21, 2016 at 10:30 a.m., local time, at the Frist Center Auditorium, 919 Broadway, Nashville, Tennessee 37203, and at any postponement or adjournment of the Avenue special meeting. This document, along with an enclosed proxy card for use at the Avenue special meeting, are being sent to Avenue’s shareholders on or about May 16, 2016.

Purpose and Record Date

The special meeting is being held for the following purposes:

•	To consider and vote on a proposal to approve the Agreement and Plan of Merger by and between Pinnacle and Avenue, dated as of January 28, 2016, pursuant to which Avenue will merge with and into Pinnacle, with Pinnacle surviving the merger; and

•	To consider and vote on a proposal to postpone or adjourn the Avenue special meeting to a later date or dates, if necessary, to allow for additional time to solicit proxies in the event there are insufficient votes present at the Avenue special meeting in person or by proxy, and entitled to vote, to approve the merger agreement.

A copy of the merger agreement is attached as Appendix A to this proxy statement/prospectus.

Avenue shareholders who hold their shares as of the close of business on April 22, 2016 are entitled to notice of and to vote at the Avenue special meeting. On the record date, 10,366,000 shares of Avenue common stock, and no shares of Avenue preferred stock, were outstanding and entitled to vote at the special meeting.

Vote Required

The following votes will be required to approve the proposals:

•	The approval of the merger agreement (Proposal 1) requires the affirmative vote of the holders of a majority of the outstanding shares of Avenue common stock entitled to vote at the Avenue special meeting.

•	The proposal to postpone or adjourn the Avenue special meeting to a later date or dates, if necessary, to solicit additional proxies (Proposal 2) requires the affirmative vote of a majority of the shares of Avenue common stock that are present at the Avenue special meeting, in person or by proxy, and entitled to vote.

Voting

Each outstanding share of Avenue common stock held of record as of the close of business on the record date is entitled to cast one vote on each matter properly brought before the special meeting. A quorum of Avenue shareholders is necessary to convene the meeting. The presence in person or by proxy at the meeting of holders of a majority of the outstanding shares of Avenue common stock entitled to vote at the meeting will constitute a quorum.

You may vote your shares in person by attending the Avenue special meeting, or by mailing us your completed proxy if you are unable or do not wish to attend.

We encourage you to vote by mailing the proxy card even if you plan to attend the Avenue special meeting. If you are a shareholder of record as of April 22, 2016, you may vote your shares in person at the Avenue special meeting. If your shares are held by a broker or other nominee, you must obtain a proxy from the broker or nominee giving you the right to vote the shares at the Avenue special meeting.

All proxies properly submitted in time to be counted at the Avenue special meeting will be voted in accordance with the instructions contained in the proxy. If you submit a proxy without voting instructions, the proxies named in the proxy will vote on your behalf for each matter described above in accordance with the recommendations of the Avenue board of directors on all the proposals as set forth in this proxy statement/prospectus and on any other matters in accordance with their judgment.

If you have shares held by a broker or other nominee, you may instruct the broker or other nominee to vote your shares by following the instructions the broker or other nominee provides to you. Proxies solicited by this proxy statement/prospectus may be exercised only at the Avenue special meeting and any adjournment or postponement thereof and will not be used for any other meeting.

Any common shareholder of record present in person or by proxy at the Avenue special meeting who abstains from voting will be counted for purposes of determining whether a quorum exists. Because approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Avenue capital stock entitled to vote at the Avenue special meeting, abstentions and “broker non-votes” (described below) will have the same effect as votes AGAINST the merger agreement. Accordingly, Avenue’s board of directors urges Avenue’s shareholders to complete, date, and sign the accompanying proxy card and return it promptly in the enclosed, postage-paid envelope.

A “broker non-vote” occurs when a broker submits a proxy that does not indicate a vote on a proposal because the broker has not received instructions from the beneficial owners on how to vote on such proposal and the broker does not have discretionary authority to vote in the absence of instructions. To avoid a broker non-vote of your shares on the merger agreement and adjournment, you must provide voting instructions to your broker or other nominee.

Voting by Avenue’s Executive Officers and Directors

As of the record date, the directors and executive officers of Avenue beneficially owned 2,211,050 shares of Avenue common stock, including shares subject to Avenue options currently exercisable but not exercised and shares owned by Patriot Financial Partners, a significant shareholder of Avenue that has a designee on Avenue’s board of directors, or approximately 21.2% of the outstanding shares of Avenue capital stock. In connection with the execution of the merger agreement, all of the directors and executive officers of Avenue executed a voting agreement pursuant to which they agreed, among other things, to vote their shares of Avenue common stock for the approval of the merger agreement.

Revocability of Proxies

Submitting a proxy on the enclosed proxy card does not preclude an Avenue shareholder from voting in person at the Avenue special meeting. An Avenue shareholder may revoke a proxy at any time prior to the vote at the Avenue special meeting by:

•	delivering to Barbara J. Zipperian, Avenue’s chief financial officer, at Avenue’s corporate office at 111 Tenth Avenue South, Suite 400, Nashville, TN 37203, on or before the date of the Avenue special meeting, a later-dated and signed proxy card or a written revocation of the proxy;

•	delivering to Avenue at the Avenue special meeting prior to the taking of the vote a later dated and signed proxy card or a written revocation;

•	attending the Avenue special meeting and voting in person; or

•	if you have instructed a broker to vote your shares, following the directions received from your broker to change these instructions.

Revoking a proxy will not affect a vote once it has been taken. Attendance at the Avenue special meeting will not, in itself, constitute a revocation of a proxy. You must vote in person at the Avenue special meeting if you wish to change a vote that you have previously made by submitting a signed proxy.

Solicitation of Proxies

The proxy solicitation of Avenue’s shareholders is being made by Avenue on behalf of Avenue’s board of directors and will be paid for by Avenue. In addition to solicitation by mail, directors, officers, and employees of Avenue may solicit proxies for the Avenue special meeting from Avenue’s shareholders personally or by telephone, the Internet or other electronic means. However, Avenue’s directors, officers and employees will not be paid any special or extra compensation for soliciting such proxies.

No person is authorized to give any information or to make any representation not contained in this proxy statement/prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by Pinnacle, Pinnacle Bank, Avenue, Avenue Bank or any other person.

Dissenters’ Rights

Holders of outstanding shares of Avenue common stock are not entitled to dissent from the vote on the merger agreement and are not entitled to exercise any appraisal rights under the TBCA in connection with the merger.

Recommendation by Avenue’s Board of Directors

The board of directors of Avenue unanimously voted in favor of the merger agreement and the merger. Avenue’s board of directors believes that the merger agreement, the Avenue merger and the transactions contemplated thereby are in the best interests of Avenue and its shareholders, and recommends that Avenue’s shareholders vote:

“FOR” the approval and adoption of the merger agreement and the merger; and

“FOR” any proposal of the Avenue board of directors to postpone or adjourn the Avenue special meeting to a later date or dates, if necessary.

Avenue shareholders should note that some of Avenue’s directors have certain interests in, and may derive benefits as a result of, the Avenue merger that are in addition to their interests as shareholders of Avenue. See “PROPOSAL #1: THE PROPOSED AVENUE MERGER— Interests of Avenue Executive Officers and Directors in the Avenue Merger.”

PROPOSAL #1: THE PROPOSED MERGER

General

Avenue’s board of directors is using this document to solicit proxies from the holders of Avenue common stock for use at the special meeting. At the special meeting, holders of Avenue common stock will be asked to vote upon, among other things, the approval of the merger agreement.

The merger will not be completed unless, among other things, holders of Avenue’s common stock approve the merger agreement by the requisite vote.

This section of this proxy statement/prospectus describes certain aspects of the merger, including the background of the merger and the parties’ reasons for the merger.

Transaction Structure

Pinnacle’s board of directors and Avenue’s board of directors each has approved the merger agreement, which provides for the merger of Avenue with and into Pinnacle and the Pinnacle board of directors also has approved the issuance by Pinnacle of shares of Pinnacle common stock to holders of Avenue’s common stock in connection with the merger. Pinnacle will be the surviving corporation subsequent to the merger. Subject to satisfaction of the closing conditions set out in the merger agreement, the parties expect to complete the merger late in the second quarter or early in the third quarter of 2016. Each share of Pinnacle common stock issued and outstanding at the effective time of the merger will remain issued and outstanding as one share of common stock of Pinnacle, and each share of Avenue common stock issued and outstanding at the effective time of the merger will be converted into 0.36 shares of Pinnacle common stock and a cash payment equal to $2.00, with fractional shares being paid in cash as described below. See “THE MERGER AGREEMENT—MERGER CONSIDERATION” on page 60.

Pinnacle’s charter and bylaws will be the charter and bylaws of the combined company after the completion of the merger. At the effective time of the merger, Pinnacle’s boards of directors will be expanded to accommodate the addition of four Avenue directors, who the parties currently anticipate will be Ronald L. Samuels, Marty Dickens, David Ingram and Joe Galante.

Avenue Bank will simultaneously merge with and into Pinnacle Bank upon the consummation of the merger. The bank merger is subject to and contingent upon the effectiveness of the merger.

In addition, upon consummation of the merger, Pinnacle will assume Avenue’s obligations under its outstanding $20.0 million subordinated notes issued in December 2014 that mature in December 2024. These notes bear interest at a rate of 6.75% per annum until January 1, 2020 and may not be repaid prior to such date. Beginning on January 1, 2020, if not redeemed on such date, these notes will bear interest at a floating rate equal to the three-month LIBOR determined on the determination date of the applicable interest period plus 4.95%.

The merger agreement provides that the parties can amend the merger agreement, to the extent legally permissible. However, after any approval of the merger agreement by the holders of Avenue’s common stock, no amendment can alter the kind or amount of consideration to be provided to Avenue’s common shareholders without subsequent approval by Avenue’s common shareholders entitled to vote on the merger agreement.

Background of the Merger

As part of its ongoing consideration and evaluation of Avenue’s long-term strategic plan, Avenue’s board of directors and senior management regularly review and assess Avenue’s business strategies and objectives, including strategic opportunities and challenges, and consider various strategic options potentially available to the institution, all with the goal of enhancing value for Avenue’s shareholders. Previous strategic discussions have focused on, among other things, the business environment facing financial institutions in general and

Avenue in particular, as well as current conditions and ongoing consolidation in the financial services industry. Other possible actions considered have included organic growth along with issuance of additional capital to support such growth, business combinations involving Avenue with other financial institutions as well as a possible sale of Avenue to a larger financial institution.

For several years, Pinnacle has publicly disclosed that part of its long-range corporate strategy includes growth in the Nashville market. Since its acquisition of Mid-America Bancshares, Inc. in 2007, Pinnacle has focused on growing its Nashville and Knoxville operations through hiring experienced bankers from financial institutions and having those bankers move their client relationships to Pinnacle. With its 2015 acquisition of CapitalMark Bank & Trust in Chattanooga, Tennessee and Magna Bank in Memphis, Tennessee, Pinnacle began augmenting its organic growth with these whole bank acquisitions and established a presence in all four of Tennessee’s urban markets. Management has also expressed its intention of growing Pinnacle Bank to between $13 and $15 billion in total assets in these four urban markets of Tennessee. The proposed merger with Avenue would (i) allow Pinnacle to advance toward its target of increasing its assets in these markets to the desired range, (ii) be accretive to earnings even after taking into account all foregone revenue and incremental expenses associated with crossing the $10 billion total assets threshold and (iii) further penetrate the very attractive Nashville market. Pinnacle also intends to continue to execute on other long-range strategies including its strategy to hire seasoned professionals in each of its markets and to further enhance its noninterest income fee businesses.

From time to time, Pinnacle’s board members and members of its senior management team have met with many representatives of various investment banking firms, including KBW and Sandler O’Neill & Partners, L.P. (who we refer to as Sandler O’Neill in this proxy statement/prospectus), regarding possible strategic acquisitions that might be attractive to Pinnacle. In September 2015, representatives of KBW attended a strategic planning session of Pinnacle’s board of directors at which the KBW representatives discussed with Pinnacle’s board of directors information concerning a potential merger of Avenue with and into Pinnacle along with similar information concerning potential mergers with other financial institutions.

On November 23, 2015, Pinnacle’s president and chief executive officer, M. Terry Turner, sent Marty Dickens, an Avenue board member and lead director, Ronald L. Samuels, Avenue’s chairman and chief executive officer, and Kent G. Cleaver, Avenue’s president, by email a copy of a sector update prepared by an investment banking firm other than KBW or Sandler O’Neill that was publicly distributed in which that firm highlighted, among other things, the possible financial metrics of a merger between Avenue and Pinnacle. On December 3, 2015, Mr. Dickens informed Mr. Turner that he and Mr. Samuels had discussed the sector update and that he had asked Mr. Samuels (who, along with Mr. Cleaver, had not received Mr. Turner’s November 23rd email) to contact Mr. Turner to discuss the possibility of a transaction between the companies.

In early December 2015, representatives of KBW responded to a request from Pinnacle’s senior management to provide updated information concerning a potential transaction between Pinnacle and Avenue, including publicly available financial performance metrics for Avenue, illustrative financial terms of a potential business combination of Pinnacle and Avenue, pro forma market demographics for the combined companies and comparative information concerning other transactions. KBW’s communications with Pinnacle concerning a potential transaction between Pinnacle and Avenue were disclosed by KBW to Avenue prior to KBW’s engagement as Avenue’s financial advisor.

On December 1, 2015, at a regularly scheduled meeting of the executive committee of Pinnacle’s board of directors Mr. Turner briefed the members of the executive committee on his attempts to contact Messrs. Dickens, Samuels and Cleaver regarding a possible transaction between Avenue and Pinnacle.

On December 8, 2015, Mr. Samuels met with Mr. Turner to informally discuss the possible combination of the two companies. At this meeting, Mr. Turner preliminarily indicated that he believed Pinnacle may be able to offer a purchase price near the top end of the $13.70 to $19.18 per share range of values expressed in the aforementioned sector update. On December 9, 2015, Mr. Turner resent Mr. Samuels a copy of the sector update.

On December 14, 2015, Mr. Turner met with Mr. Samuels to again discuss the possible combination of Avenue and Pinnacle. At this meeting, Mr. Cleaver was in attendance with Mr. Samuels. At the meeting, Mr. Turner informed Messrs. Samuels and Cleaver that Pinnacle’s senior management team was preparing internal projections and financial models of the transaction utilizing a per share purchase price of $19.00.

Between December 14, 2015 and January 5, 2016 members of Pinnacle’s senior management team internally discussed the possible acquisition of Avenue and continued to model various acquisition scenarios involving Avenue, including the impact of the potential synergies that might be able to be achieved in a merger of the two firms. During this period of time Pinnacle’s chief financial officer, Harold Carpenter, and Mr. Turner held preliminary discussions with representatives of Sandler O’Neill regarding a possible business combination with Avenue, and Sandler O’Neill provided preliminary financial analysis of such a transaction. Pinnacle subsequently retained Sandler O’Neill to act as Pinnacle’s financial advisor.

On December 15, 2015, Mr. Turner sent a draft of a nondisclosure agreement to Mr. Samuels, which agreement included an exclusivity provision that required Avenue to negotiate exclusively with Pinnacle for a period of time.

Mr. Samuels and Mr Cleaver met with certain members of Avenue’s board of directors and outside counsel on December 16, 2015 to apprise them of the verbal proposal from Pinnacle and to discuss how Avenue might respond. Following the discussion, the directors present determined to convene a special meeting of the full board of directors to discuss the Pinnacle proposal.

Mr. Samuels called a special meeting of the Avenue board of directors on December 17, 2015, to inform the board of directors of the discussions with Pinnacle. The Avenue board of directors considered a range of exchange values, the attractiveness of Pinnacle as a business combination partner and the discussions that had taken place between the parties. The Avenue board of directors also discussed the advisability of creating a special committee of the board of directors to consider the proposal and other strategic alternatives. As a result, the Avenue board of directors determined to form a special committee of the board of directors with the authority to engage KBW as Avenue’s financial advisor. Avenue decided not to sign the nondisclosure agreement and informed Pinnacle that it was not prepared to sign that agreement at that time.

On December 30, 2015, the special committee of the board of directors of Avenue held a meeting which was also attended by outside legal counsel and representatives of KBW. KBW provided the special committee with a review of the financial terms of Pinnacle’s verbal proposal, including how this proposal compared with other recent merger transactions of similarly-sized financial institutions in the market. The special committee determined to consider the information regarding Pinnacle’s verbal proposal and to reconvene on January 4, 2016.

On December 30, 2015, Mr. Samuels sent Mr. Turner an email explaining that Avenue’s special committee was considering the possibility of a transaction with Pinnacle but that it needed additional time to consider the transaction. Mr. Samuels explained that he would be in touch with Mr. Turner with any new information at the appropriate time. Mr Turner replied to Mr. Samuels that he understood Mr. Samuel’s position but that it was Pinnacle’s preference that the discussions proceed promptly given the close proximity of the two institutions, and the likelihood that a long negotiation may jeopardize either party’s ability to maintain confidentiality.

The special committee of the board of directors of Avenue held a meeting on January 4, 2016. Outside legal counsel and representatives of KBW were also in attendance in person or telephonically. At the meeting, representatives of KBW and the special committee discussed Pinnacle’s verbal proposal. The special committee determined that the verbal indication of interest from Pinnacle was not considered a compelling offer and that Pinnacle would need to present a more compelling offer, in writing, with key terms discussed by the special committee. The special committee instructed KBW to relay that position to Pinnacle.

On January 4, 2016, in accordance with the Avenue special committee’s directives, KBW communicated to Mr. Turner that Avenue’s special committee had requested that Pinnacle submit a written initial indication of Pinnacle’s interest in acquiring Avenue for review by Avenue’s special committee. Avenue requested that the indication of interest include various other matters such as the number of board seats that Avenue’s directors would be offered on Pinnacle’s board of directors, the mix of consideration being offered, and other customary items that would be of interest to Avenue’s special committee. In Mr. Turner’s conversation with KBW, Mr. Turner informed representatives of KBW that Pinnacle had never submitted a bid to acquire a bank that was being auctioned and did not intend to do so in this case. Following that call, at Mr. Turner’s direction, representatives of Sandler O’Neill initiated discussions with representatives of KBW in order to ensure clarity in the negotiating process. Shortly thereafter, members of Pinnacle’s senior management and representatives of Sandler O’Neill began to prepare an initial draft of an indication of interest.

Early on the morning of January 5, 2016, Mr. Turner informed the members of the executive committee of Pinnacle’s board of directors at a regularly scheduled meeting of that committee that he was engaged in discussions with representatives of Avenue regarding a possible transaction between the companies. At that meeting Mr. Carpenter reviewed summary transaction information (including potential financial terms) regarding the possible merger with Avenue that had been made available to the committee members in advance of the meeting.

During the morning of January 5, 2016, representatives of KBW, on behalf of Avenue, had discussions with representatives of Sandler O’Neill related to the potential transaction between Avenue and Pinnacle and the initial indication of interest that had been requested of Pinnacle. Later that day, Pinnacle’s senior management and representatives of Sandler O’Neill worked to finalize a draft of an indication of interest to submit to Avenue.

On January 6, 2016, Mr. Turner sent a letter expressing that after a preliminary review and setting aside stock price volatility, Pinnacle could value Avenue within a range of 0.36722 and 0.38655 shares of Pinnacle common stock for each share of Avenue common stock, which corresponded to a non-binding offer of a $19.00 to $20.00 per share implied valuation based on the ten-day trading average for Pinnacle’s common stock as of that date of $51.74. Mr. Turner expressed in this letter that the exchange ratio would be fixed and that 90% of the merger consideration would be payable in shares of Pinnacle’s common stock with 10% of the merger consideration payable in a fixed amount of cash. This letter highlighted the significant premium this offer represented to Avenue’s public offering price from its initial public offering and Avenue’s then trading price.

On January 6, 2016, Avenue’s special committee met to consider Pinnacle’s letter of January 6, 2016 with Mr. Samuels, Mr. Cleaver and representatives of KBW also in attendance in person or telephonically. The special committee instructed KBW to inform Pinnacle that a higher valuation for Avenue’s common stock would be required before the special committee would consider an offer sufficiently compelling to enter into a nondisclosure agreement containing a period of time during which Avenue would negotiate exclusively with Pinnacle.

On January 7, 2016, Mr. Turner sent a letter in response to the Avenue special committee’s request supplementing his letter dated January 6, 2016. In this letter, Mr. Turner expressed that Pinnacle was prepared to improve its non-binding offer to acquire all of Avenue’s common stock at a fixed exchange ratio based on the value of 0.40 shares of Pinnacle common stock, with the merger consideration to remain a mix of Pinnacle stock and cash in the same percentages as expressed in his January 6, 2016 letter.

On January 8, 2016, the special committee of the board of directors of Avenue met with outside legal counsel and representatives of KBW also attending the meeting. Representatives of KBW discussed the financial terms of Pinnacle’s January 7, 2016 written proposal, including how this proposal compared with other recent merger transactions of similarly-sized financial institutions in the market. The committee members discussed the financial strength and performance of Pinnacle, the advantages a combination with Pinnacle would offer and the unlikely ability of other potential acquirors to pay a higher price. The special committee authorized Mr. Samuels to proceed with discussions with Pinnacle with the assistance of KBW, to proceed with the due diligence process, and to negotiate and execute a nondisclosure agreement.

On January 9, 2016, Mr. Cleaver sent Hugh Queener, Pinnacle’s chief administrative officer, a revised draft of the nondisclosure agreement that Pinnacle had sent to Avenue on December 15, 2015, reflecting the comments of Avenue and its legal counsel. On January 11, 2016, representatives of Pinnacle’s and Avenue’s legal counsel negotiated the final terms of the nondisclosure agreement.

On January 11, 2016, Avenue and Pinnacle entered into a mutual nondisclosure and confidentiality agreement. The nondisclosure agreement signed by the parties granted Pinnacle a 30-day period during which Avenue would negotiate exclusively with Pinnacle and included customary standstill provisions. Subsequent to the execution of the nondisclosure agreement, Avenue began to provide detailed financial information to Pinnacle to aid Pinnacle’s management team in its continued analysis of a potential merger of the two companies.

On January 12, 2016, Pinnacle’s legal counsel distributed an initial draft of the merger agreement to Avenue’s legal counsel.

Also on January 12, 2016, Avenue held a special meeting of its full board of directors to update the members on the status of the Pinnacle offer and the actions taken by the special committee.

During January 2016, the parties conducted due diligence and members of Avenue’s and Pinnacle’s senior management, along with their respective financial and legal advisors, engaged in discussions regarding the compatibility of the companies’ systems and other potential cost savings as well as employment-related matters. Among other things, these individuals discussed executive compensation matters, including the payments Avenue’s executive officers would be entitled to receive in the event Avenue was acquired and the potential tax consequences to those individuals, Pinnacle and Avenue of those payments.

On January 14, 2016, Messrs. Carpenter and Queener and Pinnacle’s corporate controller, Dan Stubblefield, met in person with Messrs. Samuels and Cleaver to discuss potential cost savings that may result from the merger and other integration and due diligence matters.

Between January 14, 2016 and January 26, 2016, Pinnacle’s and Avenue’s representatives engaged in numerous discussions regarding the terms of Avenue’s executive officers’ employment arrangements and benefits, including the potential payments that the executive officers would be entitled to receive as a result of the merger, including those provided for in Avenue’s supplemental executive retirement plan, or SERP.

On January 18, 2016, at Avenue’s direction, KBW requested that Pinnacle and Sandler O’Neill submit Pinnacle’s final offer to Avenue regarding the proposed transaction which represented Pinnacle’s best offer to Avenue for a potential business combination.

At the regularly scheduled Pinnacle board of directors meeting held on January 19, 2016, Mr. Turner briefed the Pinnacle board of directors on the status of the negotiations with Avenue and the Pinnacle board of directors authorized Pinnacle’s management to continue those negotiations. At this meeting, representatives of Sandler O’Neill provided the Pinnacle board of directors with a detailed preliminary presentation summarizing the key financial terms of the purposed merger as of that date.

On January 19, 2016, KBW received an email and exhibit from Sandler O’Neill in which Pinnacle proposed an exchange ratio of 0.40x and cash consideration based on a fixed $20.00 per share, which represented an implied value of $19.81 per share for Avenue’s stock based on the trailing 20-day average of Pinnacle’s stock price. Pinnacle’s proposal contemplated consideration split between a mix of 90% Pinnacle common stock and 10% cash.

On January 19, 2016, Avenue’s legal advisor distributed a revised draft of the merger agreement to Pinnacle’s legal counsel reflecting the terms received by KBW earlier on that day.

On January 20, 2016, Pinnacle provided drafts of change in control agreements for Messrs. Samuels, Cleaver and Andy Moats, Avenue’s executive vice president, chief credit officer & bank group director, which agreements would have provided for the payment of certain payments to each of those individuals if their prospective employment with Pinnacle was terminated without cause by Pinnacle or with cause by the individual, in each case, within twelve months of a change in control of Pinnacle.

On January 22, 2016, the special committee of the board of directors of Avenue held a meeting which was also attended by outside legal counsel and representatives of KBW. At the meeting, the special committee discussed potential cost savings that might be realized by a transaction with Pinnacle as well as a review of the due diligence process, a proposed organizational chart for senior management, the potential consolidation of offices and the treatment of SERP plans currently in place with certain Avenue executives. Avenue’s outside legal counsel also provided an update on the status of negotiations with respect to the draft merger agreement. Representatives of KBW also discussed the January 19, 2016 email from Sandler O’Neill proposing Pinnacle’s final offer and provided a market update, noting the volatility of stock prices in the industry.

On January 22, 2016, Messrs. Samuels and Cleaver met with Messrs. Turner, Carpenter, Queener and Stubblefield to again discuss certain integration and due diligence matters and to engage in further discussions regarding the potential cost savings that the merger may create. At this meeting, Messrs. Samuels and Cleaver expressed certain concerns with respect to the draft change in control agreements previously provided by Pinnacle for their consideration and recommended that these agreements be revised in the form of a three-year employment agreement for each of Messrs. Samuels, Cleaver and Moats. These agreements would include similar payments to these individuals if their employment was terminated following a change in control of Pinnacle under the same scenarios as contemplated in the change in control agreements, but would also include severance payments to the individual in the event his employment was terminated without cause by Pinnacle or for cause by the executive prior to change in control of Pinnacle. On January 24, 2016, Pinnacle’s legal counsel provided drafts of these employment agreements to Avenue’s legal counsel.

From January 24, 2016 to January 28, 2016, Pinnacle and Avenue and their respective financial and legal advisors finalized the terms of the merger agreement and the related ancillary agreements, including the employment agreements. Negotiations continued thru January 28, 2016, at which time the legal advisors of Pinnacle and Avenue, working with their clients, finalized the terms of the merger agreement and related ancillary agreements for presentation to the respective boards of directors.

Also between January 24, 2016 and January 28, 2016, Pinnacle and each of Messrs. Samuels, Cleaver and Moats, together with their respective legal advisors, negotiated the final terms of the employment agreements.

On January 26, 2016, the Avenue board of directors held its regular monthly meeting. Outside legal counsel to Avenue and representatives of KBW also attended the meeting. Outside legal counsel reviewed the current status of the negotiation between Avenue and Pinnacle of the merger agreement, the proposed board resolutions concerning the merger, the manner in which outstanding issues were to be addressed, the voting agreement each director would be required to sign as well as the proposed employment agreements that Pinnacle had offered to Messrs. Samuels, Cleaver and Moats, and KBW reviewed the financial aspects of the proposed merger. A special meeting of the Avenue board of directors was called for January 28, 2016 to consider whether to approve the proposed transaction and recommend it to the Avenue shareholders.

On January 28, 2016, the board of directors of Avenue met to consider the proposed transaction with Pinnacle, after receiving presentations from Avenue’s outside legal advisor and KBW, and discussions with senior management. At the meeting, Avenue’s legal advisor reviewed with the Avenue directors their fiduciary duty to shareholders under Tennessee law. Avenue’s legal advisor also reviewed with the Avenue directors the terms and conditions of the merger agreement, the merger and the various agreements to be signed in connection with the merger agreement. KBW reviewed the financial aspects of the proposed merger and rendered to the Avenue board of directors an opinion, dated January 28, 2016, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the holders of Avenue common stock. Following a discussion among members of Avenue’s board of directors, including consideration of the factors described below under “Avenue’s Reasons for the Merger; Recommendation of the Avenue Board of Directors”, and upon recommendation of the special committee Avenue’s board of directors unanimously determined that the merger agreement and the merger are advisable and in the best interests of Avenue and its shareholders and approved and adopted the merger agreement and the merger, and recommended that the merger agreement and the merger be submitted to Avenue common shareholders for approval.

At a special called meeting of the Pinnacle board of directors on January 28, 2016, the Pinnacle board of directors met with members of Pinnacle’s senior management, Sandler O’Neill and Pinnacle’s legal advisors. Mr. Turner and other members of Pinnacle’s senior management reviewed with the Pinnacle board of directors information regarding Pinnacle, Avenue and the terms of the proposed Avenue merger. Representatives of Sandler O’Neill then reviewed with the Pinnacle board of directors a range of matters, including the structure of the merger, business and financial information regarding the two companies, valuation methodologies and analyses and other matters. Members of Pinnacle’s senior management also apprised the Pinnacle board of directors of the results of its due diligence investigations of Avenue. Pinnacle’s legal advisor discussed with the Pinnacle board of directors the legal standards applicable to its decisions and actions with respect to the proposed merger and reviewed the terms of the proposed merger, the merger agreement and the ancillary transaction agreements, including the proposed employment agreements with Messrs. Samuels, Cleaver and Moats.

Following these presentations, the Pinnacle board meeting continued with discussions and questions among the members of the Pinnacle board of directors, senior management, Sandler O’Neill and Pinnacle’s legal advisors. Following these discussions and after taking into consideration the factors described under “—Pinnacle’s Reasons for the Avenue Merger,” the Pinnacle board of directors unanimously voted to approve the merger with Avenue and the definitive merger agreement and related ancillary agreements.

On January 28, 2016, following the conclusion of the meetings of the boards of directors of Avenue and Pinnacle occurring on the same date, Pinnacle and Avenue executed the merger agreement, Pinnacle and the directors and executive officers of Avenue executed the voting agreements related to the Avenue merger and Messrs. Samuels and Cleaver and Pinnacle and Pinnacle Bank executed the employment agreements. Mr. Moats was out of the country on January 28, 2016 and did not execute his employment agreement until April 5, 2016.

On March 21, 2016, Pinnacle learned that a member of the executive committee of Pinnacle’s board of directors had purchased an aggregate of 10,179 shares of Avenue common stock in separate transactions on January 5, 2016 and January 11, 2016, in transactions that Pinnacle believes were in violation of certain of Pinnacle’s policies applicable to Pinnacle’s directors. This director resigned from the board of directors of each of Pinnacle and Pinnacle Bank. Following the director’s resignation, Pinnacle’s board of directors met on April 5, 2016 and received an oral report of Pinnacle’s legal counsel and, after receiving a presentation from Sandler O’Neill related to the financial terms of the merger, approved, ratified and affirmed the merger agreement, the merger and the issuance of shares of Pinnacle’s common stock in connection with the merger.

Avenue’s Reasons for the Merger; Recommendation of the Avenue Board of Directors

After careful consideration, Avenue’s board of directors has determined that the merger is fair to and in the best interest of, the Avenue shareholders. In reaching its decision to adopt and approve the merger agreement and recommend the merger to its shareholders, Avenue’s board of directors evaluated the merger and the merger agreement, in consultation with Avenue’s management, as well as its legal and financial advisors, and considered a number of factors, including the following:

•	its familiarity with and review of information concerning Avenue’s business, results of operations, financial condition, competitive position and future prospects and the expected financial impact of the merger on the combined company, including pro forma assets, earnings and deposits;

•	its knowledge of Pinnacle’s business, operations, financial and regulatory condition, earnings and prospects;

•	its knowledge of the current environment in the financial services industry, including national, regional and local economic conditions, increased regulatory burdens, evolving trends in technology, increasing competition and the current financial market and regulatory conditions;

•	the long-term relationships that many of Avenue’s directors and senior executives have with members of Pinnacle’s board of directors and members of Pinnacle’s senior management and the perceived cultural compatibility of the two companies;

•	the strength and historic performance of Pinnacle’s common stock;

•	Avenue’s board of directors’ belief that a merger with Pinnacle would allow Avenue shareholders to participate in the future performance of a combined company that would have better future prospects than Avenue was likely to achieve on a stand-alone basis or through other strategic alternatives, including a combination with other potential purchasers;

•	the financial terms of the merger, including the fact that, based on the 20-day average closing price of Pinnacle common stock as of January 27, 2016, the implied value of the per share merger consideration represented an approximate 48% premium to the closing price of Avenue common stock as of January 27, 2016;

•	the opinion, dated January 28, 2016, of KBW to the Avenue board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Avenue common stock of the merger consideration in the proposed merger, as more fully described below under “Opinion of Avenue’s Financial Advisor;”

•	the anticipated effect of the acquisition on Avenue’s retained employees and the terms of severance for employees who would not be retained;

•	that some of Avenue’s directors and executive officers have other financial interests in the Avenue merger in addition to their interests as Avenue shareholders, including financial interests that are the result of existing compensation arrangements with Avenue and/or prospective compensation arrangements with Pinnacle and the manner in which such interests would be affected by the Avenue merger;

•	the recommendation of the Avenue merger by the special committee of the Avenue board of directors;

•	the terms and conditions of the merger agreement, including the parties’ respective representations, warranties, covenants and other agreements, the conditions to closing, including a provision that permits Avenue’s board of directors, in the exercise of its fiduciary duties, under certain conditions, to furnish information to a third party that has submitted an unsolicited proposal to acquire Avenue and to under certain conditions terminate the merger agreement to accept a superior proposal;

•	the ability of Avenue to terminate the merger agreement in the event of a significant decline in the trading price of Pinnacle’s common stock that exceeds by 20% or more the decline in the value of an index of comparable bank holding companies;

•	the regulatory and other approvals required in connection with the merger and the likelihood that the approvals needed to complete the merger will be obtained within a reasonable time and without unacceptable conditions; and

•	the expected treatment of the merger as a “reorganization” for United States federal income tax purposes.

The foregoing discussion of the factors considered by Avenue’s board of directors is not intended to be exhaustive, but is believed to include all material factors considered by Avenue’s board of directors. In view of the wide variety of the factors considered in connection with its evaluation of the merger and the complexity of these matters, Avenue’s board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of Avenue’s board of directors may have given different weight to different factors. Avenue’s board of directors conducted an overall analysis of the factors described above, and considered the factors overall to be favorable to, and to support, its determination.

Pinnacle’s Reasons for the Merger

Pinnacle’s board of directors concluded that the merger agreement is in the best interests of Pinnacle and its shareholders. In deciding to approve the merger agreement, Pinnacle’s board of directors considered a number of factors, including, without limitation, the following:

•	the two institutions have potential cost saving opportunities—Pinnacle will be utilizing Avenue’s current client-facing work force to help with Pinnacle’s growth while a significant number of Avenue’s operations positions will be eliminated and two of Avenue’s Nashville locations are expected to be consolidated with nearby Pinnacle locations and one of Pinnacle’s locations is expected to be consolidated with a nearby Avenue location following the consolidation of the two banks’ information technology systems;

•	the long-term relationships that many of Pinnacle’s directors and senior executives have with members of Avenue’s board of directors and members of Avenue’s senior management and the perceived cultural compatibility of the two companies;

•	the ability to overcome the potential negative impact on Pinnacle’s earnings as a result of Pinnacle’s assets exceeding $10 billion, including the limit on the amount of debit card interchange fees that Pinnacle Bank will be able to charge as a result of its being subject to the so-called Durbin Amendment under the Dodd-Frank Act, and the increased regulatory burden and cost on Pinnacle and Pinnacle Bank of having total assets in excess of $10 billion, including becoming subject to oversight by the Consumer Financial Protection Bureau; in other words, the merger is expected to be accretive to Pinnacle’s operating earnings beginning in fiscal 2016 and only modestly dilutive to Pinnacle’s tangible book value even after considering any incremental costs and foregone revenue as a result of Pinnacle’s total assets exceeding $10 billion;

•	the merger will result in increased size, resulting in increased lending capacity;

•	the merger is anticipated to enhance the franchise value of Pinnacle, both in the short-run and in the long-run;

•	Pinnacle’s management’s review of the business, operations, earnings and financial condition, including capital levels and asset quality, of Avenue;

•	the merger brings to Pinnacle’s associate team a number of outstanding, experienced bankers;

•	Avenue has historically had success in establishing banking relationships with individuals within the music industry, an important market in Nashville in which Pinnacle has historically not been a meaningful participant; and

•	the merger will qualify as a tax-deferred reorganization for Pinnacle and its new shareholders to the extent of the stock portion of the merger consideration.

In addition, in connection with its ratification and affirmation of the merger agreement described elsewhere in this proxy statement/prospectus, Pinnacle’s board of directors considered the fact that a former director of Pinnacle owned 10,179 shares of Avenue common stock.

The foregoing discussion of the information and factors considered by the Pinnacle board of directors is not exhaustive, but includes the material factors considered by the Pinnacle board of directors. In view of the wide variety of factors considered by the Pinnacle board of directors in connection with its evaluation of the merger and the complexity of such matters, the Pinnacle board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Pinnacle board of directors asked questions of Pinnacle’s management and Pinnacle’s legal and financial advisors, and reached general consensus that the merger was in the best interests of Pinnacle and Pinnacle shareholders.

In considering the factors described above, individual members of the Pinnacle board of directors may have given different weights to different factors. It should be noted that this explanation of the Pinnacle board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS” above.

The Pinnacle board of directors determined that the merger, the merger agreement and the issuance of Pinnacle common stock in connection with the merger are in the best interests of Pinnacle and its shareholders.

Opinion of Avenue’s Financial Advisor

Avenue engaged Keefe, Bruyette & Woods, Inc., or KBW, to render financial advisory and investment banking services to Avenue, including an opinion to the Avenue board of directors as to the fairness, from a financial point of view, to the holders of Avenue common stock of the merger consideration to be received by such shareholders in the proposed merger of Avenue with and into Pinnacle. Avenue selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW participated in the telephonic meeting of the Avenue board of directors held on January 28, 2016, at which the Avenue board evaluated the proposed merger with Pinnacle. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the Avenue board of directors an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the holders of Avenue common stock. The Avenue board of directors approved the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Appendix B to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Avenue board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the merger consideration in the merger to the holders of Avenue common stock. It did not address the underlying business decision of Avenue to engage in the merger or enter into the merger agreement or constitute a recommendation to the Avenue board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Avenue common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’ or affiliates’ agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the merger and bearing upon the financial and operating condition of Avenue and Pinnacle, including, among other things:

•	a draft of the merger agreement dated January 28, 2016 (the most recent draft then made available to KBW);

•	the audited financial statements for the three fiscal years ended December 31, 2014 of Avenue;

•	the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2015, June 30, 2015 and September 30, 2015 of Avenue;

•	certain unaudited quarterly and fiscal year-end financial results for the period ended December 31, 2015 of Avenue (provided to KBW by representatives of Avenue);

•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2014 of Pinnacle;

•	the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2015, June 30, 2015 and September 30, 2015 of Pinnacle;

•	the unaudited quarterly and fiscal year-end financial results for the period ended December 31, 2015 of Pinnacle (contained in the Current Report on Form 8-K filed by Pinnacle with the Securities and Exchange Commission on January 19, 2016);

•	certain regulatory filings of Avenue, Avenue Bank, Pinnacle and Pinnacle Bank, including (as applicable) the quarterly reports on Form FRY-9C and the quarterly call reports filed with respect to each quarter during the three-year period ended December 31, 2014 and the three quarters ended March 31, 2015, June 30, 2015 and September 30, 2015;

•	certain other interim reports and other communications of Avenue and Pinnacle to their respective shareholders; and

•	other financial information concerning the businesses and operations of Avenue and Pinnacle that was furnished to KBW by Avenue and Pinnacle or which KBW was otherwise directed to use for purposes of KBW’s analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of Avenue and Pinnacle;

•	the assets and liabilities of Avenue and Pinnacle;

•	the nature and terms of certain other merger transactions and business combinations in the banking industry;

•	a comparison of certain financial and stock market information for Avenue and Pinnacle with similar information for certain other companies the securities of which were publicly traded;

•	financial and operating forecasts and projections of Avenue that were prepared by, and provided to KBW and discussed with KBW by, Avenue management and that were used and relied upon by KBW at the direction of such management with the consent of the Avenue board of directors;

•	publicly available consensus “street estimates” of Pinnacle for 2016 and 2017 (and adjustments thereto provided to KBW by Pinnacle management to give pro forma effect to Pinnacle’s minority investment in Bankers Healthcare Group, LLC, or BHG, and the expected impact of the Durbin Amendment on Pinnacle) which was discussed with KBW by such management and used and relied upon by KBW based on such discussions, at the direction of Avenue management and with the consent of the Avenue board of directors; and

•	estimates regarding certain pro forma financial effects of the merger on Pinnacle (including, without limitation, the cost savings and related expenses expected to result or be derived from the merger) that were prepared by, and provided to and discussed with KBW by, Pinnacle management and used and relied upon by KBW based on such discussions, at the direction of Avenue management and with the consent of the Avenue board of directors.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also held discussions with senior management of Avenue and Pinnacle regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. KBW was not requested to, and did not, assist Avenue with soliciting indications of interest from third parties other than Pinnacle regarding a potential transaction with Avenue.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or that was publicly available and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of Avenue as to the reasonableness and achievability of the financial and operating forecasts and projections of Avenue referred to above (and the assumptions and bases therefor) and KBW assumed that such forecasts and projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such management. KBW further relied, with the consent of Avenue, upon Pinnacle management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Pinnacle (as adjusted as described above), as well as the estimates regarding certain pro forma financial effects of the merger on Pinnacle (and the assumptions and bases therefor, including, without limitation, the cost savings and related expenses expected to result or be derived from the merger) referred to above. KBW assumed that all such information was reasonably prepared on a basis reflecting, or in the case of the publicly available consensus “street estimates” of Pinnacle referred to above were consistent (as adjusted) with, the best currently available estimates and judgments of Pinnacle management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated.

It is understood that the portion of the foregoing financial information that was provided to KBW was not prepared with the expectation of public disclosure, that all of the foregoing financial information, including the publicly available consensus “street estimates” of Pinnacle referred to above that we were directed to use, was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of Avenue and Pinnacle and with the consent of the Avenue board, that such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Avenue or Pinnacle since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with Avenue’s consent, that the aggregate allowances for loan and lease losses for Avenue and Pinnacle are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Avenue or Pinnacle, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Avenue or Pinnacle under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

KBW assumed, in all respects material to its analyses:

•	that the merger and any related transaction (including the bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the draft reviewed and referred to above) with no adjustments to the merger consideration;

•	that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•	that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•	that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transaction and that all conditions to the completion of the merger and any related transaction would be satisfied without any waivers or modifications to the merger agreement; and

•	that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Avenue, Pinnacle, the combined entity, or the contemplated benefits of the merger, including the cost savings and related expenses expected to result or be derived from the merger.

KBW assumed, in all respects material to its analyses, that the merger would be consummated in a manner that complied with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Avenue that Avenue relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Avenue, Pinnacle, the merger, any related transaction (including the bank merger), and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, to the holders of Avenue common stock of the merger consideration to be received by such holders in the merger. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the bank merger), including without limitation, the form or structure of the merger (including the form of merger consideration or the allocation thereof between cash and stock) or any related transaction, any consequences of the merger or any related transaction to Avenue, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of Avenue to engage in the merger or enter into the merger agreement;

•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Avenue or the Avenue board;

•	the fairness of the amount or nature of any compensation to any of Avenue’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Avenue common stock;

•	the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Avenue (other than the holders of Avenue common stock (solely with respect to the merger consideration, as described in KBW’s opinion and not relative to the consideration to be received by holders of any other class of securities)) or holders of any class of securities of Pinnacle or any other party to any transaction contemplated by the merger agreement;

•	whether Pinnacle has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate amount of the cash consideration to the holders of Avenue common stock at the closing of the merger;

•	the actual value of Pinnacle common stock to be issued in the merger;

•	the prices, trading range or volume at which Avenue common stock or Pinnacle common stock would trade following the public announcement of the merger or the prices, trading range or volume at which Pinnacle common stock would trade following the consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•	any legal, regulatory, accounting, tax or similar matters relating to Avenue, Pinnacle, their respective shareholders, or relating to or arising out of or as a consequence of the merger or any related transaction (including the bank merger), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Avenue and Pinnacle. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Avenue board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Avenue board of directors with respect to the fairness of the merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between Avenue and Pinnacle and the decision to enter into the merger agreement was solely that of the Avenue board of directors.

The following is a summary of the material financial analyses presented by KBW to the Avenue board of directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Avenue board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an implied value of the merger consideration of $20.03 per share of Avenue common stock, consisting of the sum of (i) the implied value of the stock consideration of 0.36 of a share of Pinnacle common stock based on the closing price of Pinnacle common stock on January 27, 2016 and (ii) the cash consideration of $2.00. In addition to the financial analyses described below, KBW reviewed with the Avenue board of directors for informational purposes, among other things, implied transaction multiples for the proposed merger of 23.9x Avenue’s estimated 2016 net income and 16.5x Avenue’s estimated 2017 net income based on the implied value of the merger consideration of $20.03 per share of Avenue common stock and financial forecasts and projections relating to Avenue provided by Avenue management.

Avenue Selected Companies Analyses. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Avenue to 13 selected banks and thrifts which were traded on Nasdaq, the New York Stock Exchange or the New York Stock Exchange Market and headquartered in the Southeast region (defined as Alabama, Arkansas, District of Columbia, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina, Tennnessee, Virginia and West Virginia) and which had total assets between $750 million and $2.5 billion, non-performing assets to loans plus other real estate owned (“OREO”) less than 2.0% and a 3-year loan growth greater than 50%.

The selected companies were as follows:

Bear State Financial, Inc.	Park Sterling Corporation

Commerce Union Bancshares, Inc.	Southern First Bancshares, Inc.

Franklin Financial Network, Inc.	Stonegate Bank

Home Bancorp, Inc.	Select Bancorp, Inc.

Investar Holding Corporation	WashingtonFirst Bankshares, Inc.

Live Oak Bancshares, Inc.	Xenith Bankshares, Inc.

National Commerce Corporation

To perform this analysis, KBW used profitability and other financial information for, as of, or, in the case of latest 12 months (“LTM”) information, through, the most recent completed quarter (“MRQ”) available (which in the case of Avenue was the fiscal quarter ended September 30, 2015, except as noted) and market price information as of January 27, 2016. KBW also used 2016 and 2017 earnings per share (“EPS”) estimates taken from consensus “street estimates” for Avenue and the selected companies. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in Avenue’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Avenue and the selected companies:

		Selected Companies
	Avenue (2)	25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets (1)	0.76%	0.82%	0.90%	0.90%	0.93%
MRQ Core Return on Average Equity (1)	9.11%	6.87%	7.92%	8.14%	9.70%
MRQ Core Return on Average Tangible Common Equity (1)	9.72%	7.08%	8.98%	9.04%	10.79%
MRQ Net Interest Margin	3.32%	3.55%	3.84%	3.83%	4.17%
MRQ Efficiency Ratio	67.8%	69.6%	64.7%	64.7%	60.6%

(1)	Core income excluded extraordinary items, non-recurring items and gains/losses on sale of securities
(2)	Based on Avenue’s fiscal quarter ended December 31, 2015 as provided by Avenue management

KBW’s analysis also showed the following concerning the financial condition of Avenue and the selected companies:

		Selected Companies
	Avenue	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets (1)	7.92%	8.90%	9.65%	10.15%	10.02%
Leverage Ratio	8.41%	8.89%	9.97%	10.88%	11.47%
CET1 Ratio	9.64%	10.13%	11.02%	12.14%	12.73%
Total Capital Ratio	12.75%	11.74%	11.98%	13.78%	13.83%
Loans / Deposits (1)	89.2%	91.2%	94.2%	94.1%	98.9%
Loan Loss Reserve / Gross Loans	1.16%	0.78%	0.90%	0.93%	0.99%
Nonperforming Assets / Loans + OREO (2)	0.21%	1.57%	0.97%	1.12%	0.79%
LTM Net Charge-Offs / Average Loans	0.11%	0.10%	0.05%	0.05%	0.01%

(1)	Based on Avenue’s fiscal quarter ended December 31, 2015 as provided by Avenue management
(2)	Asset quality ratios were adjusted to exclude loans and OREO covered by FDIC loss share agreements; nonperforming assets include nonaccrual loans, restructured loans and OREO

In addition, KBW’s analysis showed the following concerning the market performance of Avenue and, to the extent publicly available, the selected companies:

		Selected Companies
	Avenue	25th Percentile	Median	Average	75th Percentile
One-Year Stock Price Change (1)	20.0%	(3.0%)	6.3%	2.9%	14.5%
One-Year Total Return (1)	20.0%	(1.8%)	7.1%	3.5%	14.5%
Stock Price / Book Value per Share	143%	109%	125%	136%	146%
Stock Price / Tangible Book Value per Share	148%	124%	152%	153%	168%
Stock Price / LTM EPS	18.9x	15.3x	16.6x	17.6x	20.2x
Stock Price / 2016 Estimated EPS	15.5x	12.2x	13.1x	14.0x	16.5x
Stock Price / 2017 Estimated EPS	11.9x	10.3x	10.9x	10.9x	11.6x
Dividend Yield (2)	—	0.3%	0.5%	0.8%	1.2%
Dividend Payout (2)	—	7.5%	11.1%	12.7%	14.3%

(1)	One-year price change and one-year total return for Avenue, Franklin Financial Network, Inc., Live Oak Bancshares, Inc. and National Commerce Corporation were calculated since the date of their respective initial public offerings in 2015; one-year price change and one-year total return for Commerce Union Bancshares, Inc. were calculated since the date of its Nasdaq listing in 2015.

(2)	Dividend yield and dividend payout reflected most recent quarterly dividend annualized as a percentage of stock price and annualized MRQ EPS, respectively; Bear State Financial, Inc., Commerce Union Bancshares, Inc. and Franklin Financial Network, Inc. did not pay dividends in their respective most recent completed quarters.

No company used as a comparison in the above selected companies analysis is identical to Avenue. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Pinnacle Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Pinnacle to 11 selected banks and thrifts which were traded on Nasdaq, the New York Stock Exchange or the New York Stock Exchange Market and headquartered in the Southeast region and which had total assets between $6.0 billion and $10.0 billion.

The selected companies were as follows:

Capital Bank Financial Corp.	South State Corporation

FCB Financial Holdings, Inc.	TowneBank

Home BancShares, Inc.	Union Bankshares Corporation

Bank of the Ozarks, Inc.	United Community Banks, Inc.

Renasant Corporation	WesBanco, Inc.

Simmons First National Corporation

To perform this analysis, KBW used profitability and other financial information for, as of, or, in the case of LTM information for the latest 12 month period, through, the most recent completed quarter available (which in the case of Pinnacle was the fiscal quarter ended December 31, 2015) and market price information as of January 27, 2016. KBW also used 2016 and 2017 EPS estimates taken from consensus “street estimates” for Pinnacle and the selected companies. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in Pinnacle’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Pinnacle and the selected companies:

		Selected Companies
	Pinnacle	25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets (1)	1.12%	1.03%	1.19%	1.32%	1.54%
MRQ Core Return on Average Equity (1)	8.31%	8.54%	9.35%	10.20%	11.97%
MRQ Core Return on Average Tangible Common Equity (1)	13.46%	11.40%	15.40%	14.19%	16.68%
MRQ Net Interest Margin	3.68%	3.61%	3.85%	4.08%	4.47%
MRQ Efficiency Ratio	53.9%	61.3%	60.6%	54.8%	50.8%

(1)	Core income excluded extraordinary items, non-recurring items, gains/losses on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Pinnacle and the selected companies:

		Selected Companies
	Pinnacle (1)	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	8.73%	8.62%	9.12%	9.75%	10.71%
Leverage Ratio	9.79%	9.29%	10.68%	10.72%	11.07%
CET1 Ratio	8.99%	10.75%	11.70%	11.96%	13.06%
Total Capital Ratio	11.69%	12.48%	13.30%	13.58%	13.88%
Loans / Deposits	94.5%	83.3%	93.3%	90.7%	96.4%
Loan Loss Reserve / Gross Loans	0.99%	0.65%	0.78%	0.80%	0.85%
Nonperforming Assets / Loans + OREO (2)	0.67%	1.64%	1.28%	1.27%	1.08%
LTM Net Charge-Offs / Average Loans	0.21%	0.16%	0.13%	0.13%	0.11%

(1)	Pinnacle’s tangible common equity / tangible assets, leverage ratio, CET1 ratio and total capital ratio were as of December 31, 2015 and adjusted to give pro forma effect to Pinnacle’s pending acquisition of Bankers Healthcare Group, as provided by Pinnacle management.
(2)	Asset quality ratios were adjusted to exclude loans and OREO covered by FDIC loss share agreements; nonperforming assets include nonaccrual loans, restructured loans and OREO.

In addition, KBW’s analysis showed the following concerning the market performance of Pinnacle and the selected companies:

		Selected Companies
	Pinnacle (1)	25th Percentile	Median	Average	75th Percentile
One-Year Stock Price Change	34.0%	1.5%	13.9%	12.1%	19.6%
One-Year Total Return	35.4%	2.8%	16.3%	13.9%	22.1%
Stock Price / Book Value per Share	174%	119%	122%	143%	149%
Stock Price / Tangible Book Value per Share	290%	148%	171%	198%	225%
Stock Price / LTM EPS	19.9x	15.5x	16.7x	18.3x	20.6x
Stock Price / 2016 Estimated EPS	16.4x	12.7x	13.7x	14.1x	14.9x
Stock Price / 2017 Estimated EPS	14.6x	11.2x	12.6x	12.5x	13.3x
Dividend Yield (2)	1.1%	1.6%	2.2%	2.2%	2.6%
Dividend Payout (2)	21.5%	25.4%	29.5%	31.7%	35.3%

(1)	Based on estimated book value per share and tangible book value per share of Pinnacle as of December 31, 2015 pro forma for Pinnacle’s then pending acquisition of BHG, provided to KBW by Pinnacle management.
(2)	Dividend yield and dividend payout reflected most recent quarterly dividend annualized as a percentage of stock price and annualized MRQ EPS, respectively; Capital Bank Financial Corp. and FCB Financial Holdings, Inc. did not pay dividends in their respective most recent completed quarters.

No company used as a comparison in the above selected companies analysis is identical to Pinnacle. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Select Transactions Analysis. KBW reviewed publicly available information related to 16 selected bank and thrift transactions announced since January 1, 2014, with transaction values between $150 million and $350 million, acquired companies headquartered in the Southeast region and acquirors traded on Nasdaq, the New York Stock Exchange or the New York Stock Exchange Market. The selected transactions were as follows:

Acquiror	Acquired Company
TowneBank	Monarch Financial Holdings, Inc.

United Bankshares, Inc.	Bank of Georgetown

Valley National Bancorp	CNLBancshares, Inc.

United Community Banks, Inc.	Palmetto Bancshares, Inc.

Pinnacle Financial Partners, Inc.	CapitalMark Bank & Trust

Renasant Corporation	Heritage Financial Group, Inc.

IBERIABANK Corporation	Georgia Commerce Bancshares, Inc.

IBERIABANK Corporation	Old Florida Bancshares, Inc.

TowneBank	Franklin Financial Corporation

Eagle Bancorp, Inc.	Virginia Heritage Bank

Valley National Bancorp	1st United Bancorp, Inc.

Simmons First National Corporation	Community First Bancshares, Inc.

Bank of the Ozarks, Inc.	Summit Bancorp, Inc.

CenterState Banks, Inc.	First Southern Bancorp, Inc.

Yadkin Financial Corporation	VantageSouth Bancshares, Inc.

IBERIABANK Corporation	Teche Holding Company

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements and, to the extent publicly available, next twelve months (“NTM”) EPS consensus “street estimates” prior to the announcement of the acquisition:

•	Total transaction consideration to tangible book value of the acquired company;

•	Total transaction consideration to LTM net income of the acquired company;

•	Total transaction consideration to next twelve months net income of the acquired company for the five selected transactions involving acquired companies for which NTM EPS consensus “street estimates” were available; and

•	Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium.

KBW also reviewed the price per common share paid for the acquired company for the seven selected transactions involving publicly traded acquired companies as a premium to the closing price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the one day market premium). The resulting transaction multiples and premiums for the selected transactions were compared with the corresponding transaction multiples and premiums for the proposed merger based on the implied value of the merger consideration of $20.03 per share of Avenue common stock and using historical financial information for Avenue as of or through December 31, 2015, 2016 EPS consensus “street estimates” for Avenue and the closing price of Avenue common stock on January 27, 2016.

The results of the analysis are set forth in the following table (excluding the impact of LTM estimated net income multiples for four selected transactions, which multiples were considered not to be meaningful because they were negative or greater than 35.0x):

		Selected Transactions
	Pinnacle	25th Percentile	Median	Average	75th Percentile
Price / Tangible Book Value (%)	228%	174%	188%	183%	199%
Price / LTM Net Income (x)	30.0x	18.1x	25.2x	22.6x	26.2x
Price / NTM Net Income (x)	24.1x	17.4x	19.9x	19.4x	21.5x
Core Deposit Premium (%)	12.2%	9.8%	11.4%	12.0%	13.7%
1-Day Market Premium (%)	51.8%	5.2%	19.7%	20.2%	28.6%

No company or transaction used as a comparison in the above selected transaction analysis is identical to Avenue or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of Pinnacle and Avenue to various pro forma balance sheet and income statement items and the pro forma market value of the combined entity. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) balance sheet data for Pinnacle and Avenue as of December 31, 2015, (ii) 2016 and 2017 EPS consensus “street estimates” for Pinnacle, as adjusted by Pinnacle management to give pro forma effect to Pinnacle’s minority investment in BHG and the expected impact of the Durbin Amendment on Pinnacle, (iii) financial forecasts and projections relating to the 2016 and 2017 net income of Avenue provided by Avenue management, and (iv) market price data as of January 27, 2016. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of Pinnacle and Avenue shareholders in the combined company based on the stock consideration of 0.36 of a share of Pinnacle common stock based on the 90% stock / 10% cash implied merger consideration mix provided for in the merger agreement and also based on a hypothetical exchange ratio assuming 100% stock consideration in the proposed merger for illustrative purposes:

	Pinnacle as a % of Total	Avenue as a % of Total
Ownership
90% stock / 10% cash	91.9%	8.1%
100% stock	91.0%	9.0%
Balance Sheet
Assets	88.3%	11.7%
Gross Loans Held for Investment	88.4%	11.6%
Deposits	87.8%	12.2%
Equity	92.7%	7.3%
Tangible Equity	88.7%	11.3%
Tangible Common Equity	88.7%	11.3%
Income Statement
LTM Net Income	93.2%	6.8%
2016 Estimated Net Income	93.7%	6.3%
2017 Estimated Net Income	91.7%	8.3%
Market Value	93.9%	6.1%

Forecasted Pro Forma Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Pinnacle and Avenue. Using closing balance sheet estimates as of September 30, 2016 for Pinnacle and Avenue, extrapolated from historical data using growth rates taken from consensus “street estimates” in the case of Pinnacle and provided by Avenue management in the case of Avenue, 2016 and 2017 EPS consensus “street estimates” for Pinnacle (as adjusted by Pinnacle management to give pro forma effect to Pinnacle’s minority investment in BHG and the expected impact of the Durbin Amendment on Pinnacle), 2016 and 2017 net income estimates provided by Avenue management, and pro forma assumptions (including certain purchase accounting adjustments, cost savings and related expenses) provided by Pinnacle management, KBW analyzed the potential financial impact of the merger on certain projected financial results of Pinnacle. This analysis indicated the merger could be accretive to Pinnacle’s estimated 2016 EPS and estimated 2017 EPS and dilutive to Pinnacle’s estimated tangible book value per share as of September 30, 2016. Furthermore, the analysis indicated that each of Pinnacle’s tangible common equity to tangible assets ratio, leverage ratio, common equity tier 1 ratio, tier 1 risk-based capital ratio and total risk based capital ratio as of September 30, 2016 could be lower. For all of the above analysis, the actual results achieved by Pinnacle following the merger may vary from the projected results, and the variations may be material.

Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis of Avenue to estimate a range for the implied equity value of Avenue. In this analysis, KBW used financial forecasts and projections relating to the net income and assets of Avenue prepared by and provided to KBW by Avenue management, and assumed discount rates ranging from 11.0% to 15.0%. The ranges of values were derived by adding (i) the present value of the estimated free cash flows that Avenue could generate over the five-year period from 2016 to 2021 as a stand alone company, and (ii) the present value of Avenue’s implied terminal value at the end of such period. KBW assumed that Avenue would maintain a tangible common equity to tangible asset ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Avenue, KBW applied a range of 12.0x to 14.0x estimated 2021 net income. This discounted cash flow analysis resulted in a range of implied values per share of Avenue common stock of $14.58 per share to $20.57 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The foregoing discounted cash flow analyses did not purport to be indicative of the actual values or expected values of Avenue or the pro forma combined company.

Miscellaneous. KBW acted as financial advisor to Avenue in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of their broker-dealer business and further to certain existing sales and trading relationships, KBW and its affiliates may from time to time purchase securities from, and sell securities to, Avenue and Pinnacle and, as a market maker in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Avenue or Pinnacle for their own accounts and for the accounts of their customers and clients. KBW employees may also maintain individual positions in Avenue common stock and Pinnacle common stock, which positions currently include an individual position in shares of Avenue common stock held by a senior member of the KBW advisory team providing services to Avenue in connection with the proposed merger.

Pursuant to the KBW engagement agreement, Avenue agreed to pay KBW a total cash fee equal to 1.10% of the aggregate merger consideration, $350,000 of which became payable to KBW with the rendering of its opinion and the balance of which is contingent upon the closing of the merger. Avenue also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. In addition to this present engagement, in the past two years, KBW has provided investment banking and financial advisory services to Avenue and received compensation for such services. KBW served as sole bookrunner and an underwriter in connection with the initial public offering of Avenue in February 2015. In addition, KBW served as sole placement agent in connection with Avenue’s private placement of subordinated notes in December 2014. In connection with the foregoing initial public offering and private placement, KBW and one of its affiliates received fees (including underwriting discounts) of approximately

$865,000 in the aggregate from Avenue. During the past two years, KBW has from time to time provided investment banking advice to Pinnacle in the ordinary course of business, for which KBW did not enter into an engagement agreement or receive compensation. KBW may in the future provide investment banking and financial advisory services to Avenue or Pinnacle and receive compensation for such services.

Material United States Federal Income Tax Consequences

The following is a summary of the anticipated material United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of Avenue common stock with respect to the exchange of Avenue common stock for Pinnacle common stock and cash pursuant to the merger. This discussion assumes that U.S. Holders hold their Avenue common stock as capital assets within the meaning of section 1221 of the Code. This summary is based on the Code, Treasury Regulations, judicial decisions and administrative pronouncements, each as in effect as of the date of this proxy statement/prospectus. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. Any such change could affect the continuing validity of this discussion. No advance ruling has been sought or obtained from the IRS regarding the United States federal income tax consequences of the merger. As a result, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

This summary does not address any tax consequences arising under United States federal tax laws other than United States federal income tax laws, nor does it address the laws of any state, local, foreign or other taxing jurisdiction, nor does it address any aspect of income tax that may be applicable to non-U.S. Holders of Avenue common stock. In addition, this summary does not address all aspects of United States federal income taxation that may apply to U.S. Holders of Avenue common stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Code, such as holders of Avenue common stock that are partnerships or other pass-through entities (and persons holding their Avenue common stock through a partnership or other pass-through entity), persons who acquired shares of Avenue common stock as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax, tax-exempt organizations, financial institutions, broker-dealers, traders in securities that have elected to apply a mark to market method of accounting, insurance companies, persons having a “functional currency” other than the U.S. dollar and persons holding their Avenue common stock as part of a straddle, hedging, constructive sale or conversion transaction.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Avenue common stock that is for United States federal income tax purposes:

•	a United States citizen or resident alien;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; and

•	an estate, the income of which is subject to United States federal income taxation regardless of its source.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds Avenue common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership. Partnerships and partners in such a partnership are strongly urged to consult their tax advisors as to the specific tax consequences to them of the merger.

General. Pinnacle and Avenue have structured the merger to qualify as a reorganization for United States federal income tax purposes. The obligations of Pinnacle and Avenue to consummate the merger are conditioned upon the receipt of an opinion from Bass, Berry & Sims, PLC for its client, Pinnacle, and an opinion from Bradley Arant Boult Cummings LLP for its client, Avenue, to the effect that for United States federal income tax purposes, the merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Neither Pinnacle or Pinnacle Bank nor Avenue intends to waive this condition. If the effect on Avenue’s common shareholders of the tax opinion to be delivered to Avenue as of the closing is materially different from the opinions respecting the United States federal income tax considerations expressed herein under the heading “—Exchange of Avenue Common Stock for Cash and Pinnacle Common Stock”, Avenue would not effect the merger without recirculating this document after revising this discussion appropriately and resoliciting the approval of its shareholders. The tax opinions will rely on assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the merger in the manner contemplated by the merger agreement, and representations and covenants made by Pinnacle and Avenue, including those contained in certificates of officers of Pinnacle and Avenue. The accuracy of those representations, covenants or assumptions may affect the conclusions set forth in this opinion, in which case the tax consequences of the merger could differ from those discussed here. Opinions of counsel neither bind the IRS nor preclude the IRS from adopting a contrary position.

Exchange of Avenue Common Stock for Pinnacle Common Stock and Cash. Subject to the qualifications and limitations set forth above, the material United States federal income tax consequences of the merger to Avenue shareholders upon their exchange of Avenue common stock for Pinnacle common stock and cash will be as follows:

•	Receipt of Merger Consideration. A holder of Avenue common stock will recognize gain on the receipt of the cash consideration in the merger equal to the lesser of (i) the amount by which the total cash portion of the merger consideration received by the holder of Avenue common stock exceeds the portion of the holder’s basis in the Avenue common stock allocated for that consideration or (ii) the amount of the cash consideration received in the merger. This gain generally will be a capital gain and will be a long-term capital gain if the holding period for the shares of Avenue common stock exchanged for cash is more than one year at the completion of the merger. A holder of Avenue common stock will not recognize any gain or loss on the receipt of the stock consideration in the merger.

•	Receipt of Cash in Lieu of Fractional Share. If a holder of Avenue common stock receives cash instead of a fractional share of Pinnacle common stock, such holder will recognize gain or loss, measured by the difference between the amount of cash received and the portion of the tax basis of that holder’s shares of Avenue common stock allocable to that fractional share of Pinnacle common stock. This gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the holding period for the share of Avenue common stock exchanged for cash instead of the fractional share of Pinnacle common stock is more than one year at the completion of the merger.

•	Tax Treatment of Receipt of Cash in Cancellation of Stock Options. A holder of an Avenue option who receives cash in cancellation of such Avenue option will be treated as having received ordinary compensation income in an amount equal to such cash payment.

•	Tax Basis of Pinnacle Common Stock Received in the Merger. A holder of Avenue common stock will have a tax basis in the Pinnacle common stock received in the merger equal to the tax basis of the Avenue common stock surrendered by that holder in the merger, less the amount of cash consideration received and increased by the amount of any gain recognized.

•	Holding Period of Pinnacle Common Stock Received in the Merger. The holding period for shares of Pinnacle common stock received in exchange for shares of Avenue common stock in the merger will include the holding period for the shares of Avenue common stock surrendered in the merger.

In the case of a holder of Avenue common stock who holds shares of Avenue common stock with differing tax bases and/or holding periods, the preceding rules must be applied to each identifiable block of Avenue common stock.

Tax on Net Investment Income. Certain U.S. Holders whose income exceeds certain threshold amounts will be subject to a 3.8% Medicare contribution tax on “net investment income”. Net investment income is generally the excess of dividends and capital gains with respect to the sale, exchange, or other disposition of stock over allowable deductions. Each Avenue common shareholder is urged to consult his, her or its tax advisor to determine their own particular tax consequences with respect to the merger consideration to be received in the merger and the net investment income tax.

Backup Withholding. Unless you comply with certain reporting or certification procedures or are an “exempt recipient” (in general, corporations and certain other entities), you may be subject to a backup withholding tax of 28% with respect to any cash payments received in the merger. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Reporting Requirements. Because you will receive Pinnacle common stock as a result of the merger, you will be required to retain records pertaining to the merger and will be required to file with your United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

Tax matters are very complicated, and the tax consequences of the merger to you will depend on the facts of your particular situation. You are encouraged to consult your own tax advisor regarding the specific tax consequences of the merger, including the applicability and effect of any federal, state, local and foreign income and other tax laws.

Litigation Related to the Merger

On May 9, 2016 a purported class action complaint was filed in the Chancery Court for the State of Tennessee, 20th Judicial District at Nashville, styled Stephen Bushansky, on behalf of himself and all others similarly situated, Plaintiff, versus Avenue Financial Holdings, Inc. Ronald L. Samuels, Kent Cleaver, David G. Anderson, Agenia Clark, James F. Deutsch, Marty Dickens, Patrick G. Emery, Nancy Falls, Joseph C. Galante, David Ingram. Stephen Moore, Ken Robold, Karen Saul and Pinnacle Financial Partners, Inc., Defendants (Case No. 16-489-IV), alleging that the individual defendants breached their fiduciary duties by, among other things, approving the sale of Avenue for an inadequate price as the result of a flawed sales process, agreeing to the inclusion of unreasonable deal protection devices in the merger agreement, approving the merger in order to receive benefits not equally shared by all other shareholders of Avenue, and issuing materially misleading and incomplete disclosures to Avenue’s shareholders. The lawsuit also alleges claims against Avenue and Pinnacle for aiding and abetting the individual defendants’ breaches of fiduciary duties. The plaintiff purports to seek class-wide relief, including but not limited to: an injunction enjoining Defendants from proceeding with the merger, monetary damages, and an award of interest, attorney’s fees, and expenses. Each of Pinnacle and Avenue believes the claims asserted in this action to be without merit and intends to vigorously defend the litigation. However, at this time, it is not possible to predict the outcome of the proceeding or its impact on Avenue, Pinnacle or the merger.

Dissenters’ Rights

Under Tennessee law, because Avenue common stock is listed on the Nasdaq Global Select Market, holders of Avenue common stock do not have the right to dissent from the merger agreement and seek an appraisal in connection with the merger.

Voting Agreement

As of the record date, Patriot Financial Partners and the directors and executive officers of Avenue beneficially owned collectively 2,211,050 shares of Avenue common stock, or approximately 21.2% of the outstanding shares of Avenue common stock, including 90,000 shares subject to options currently exercisable but not exercised. In connection with the execution of the merger agreement, Patriot Financial Partners and all of the directors and executive officers of Avenue executed a voting agreement pursuant to which they agreed, among other things, to vote their shares of Avenue common stock for the approval of the merger agreement. The voting agreement with Patriot Financial Partners automatically terminates upon the earlier to occur of (a) the effective time of the merger or (b) the termination of the merger agreement; provided, however, that Patriot Financial Partners may sell its shares of Avenue common stock on the earlier of (x) May 31, 2016 or (y) the day after the record date of the special meeting.

Accounting Treatment

The merger will be accounted for as a “purchase,” as that term is used under U.S. generally accepted accounting principles for accounting and financial reporting purposes. Avenue will be treated as the acquired corporation for accounting and financial reporting purposes. Avenue’s assets and liabilities will be adjusted to their estimated fair value on the closing date of the merger and combined with the historical book values of the assets and liabilities of Pinnacle. Applicable income tax effects of these adjustments will be included as a component of the combined company’s deferred tax assets or liabilities. The difference between the estimated fair value of the assets (including separately identifiable intangible assets, such as core deposit intangibles) and liabilities and the purchase price will be recorded as goodwill.

Interests of Avenue’s Executive Officers and Directors in the Merger

Some of the Avenue executive officers and directors have financial and other interests in the Avenue merger that are in addition to, or different from, their interests as Avenue shareholders generally. Avenue’s board of directors was aware of these interests and considered them, among other matters, in approving and adopting the merger agreement. When Avenue’s shareholders are considering the recommendation of the Avenue board of directors in connection with the merger agreement proposal, you should be aware of these interests which are described below.

Payments Under Supplemental Executive Retirement Plans. Avenue maintains a supplemental executive retirement plan, or SERP, which provides for monthly benefit payments to Ronald L. Samuels, G. Kent Cleaver and Barbara J. Zipperian following their retirement. The plan provides that if a change of control of Avenue occurs and the executive’s employment is terminated in certain circumstances within 24 months following the change in control, then the executive is entitled to receive a change of control benefit payable in installments. Mr. Samuels is already fully vested in his normal retirement benefit under his SERP agreement. As of the closing date of the merger, these installments are expected to have a present value of approximately (i) $2.2 million for Mr. Samuels, (ii) $1.2 million for Mr. Cleaver and (iii) $1.0 million for Ms. Zipperian. The merger will constitute a change of control for purposes of the plan, and Pinnacle has agreed to assume the plan in connection with the merger.

The plan provides that if, within twenty four (24) months following a change of control, the executive ceases to be employed with Avenue (or a successor to Avenue) for any reason other than death, then the executive will receive the annual change in control benefit in 12 equal monthly installments beginning the first month after the date of the executive’s separation from service. The annual benefit shall be equal to sixty percent (60%) of the average base salary for the executive for the sixty (60) full months prior to the separation of service. The annual benefit shall be distributed to the executive for the greater of fifteen (15) years or the executive’s lifetime. The plan provides that if any payments or benefit under the plan would be subject to the excise tax imposed by Code Section 280G, then the payment or benefit shall be increased by an amount equal the executive’s excise penalty tax and any Medicare or Social Security taxes divided by the difference between the penalty tax rate plus the executive’s marginal income tax rate.

Payments Under Avenue’s Equity Incentive Plan. Certain of Avenue’s executive officers hold options to purchase shares of Avenue common stock. Under the terms of the Avenue stock option plan, any unvested options will become fully vested immediately prior to (but conditioned upon the occurrence of) the closing of the merger. Avenue executive officers, as a group, will receive accelerated vesting of options to purchase approximately 90,000 shares of Avenue common stock in connection with the merger.

Employment Agreement Between Certain Executives and Pinnacle and Pinnacle Bank. Ronald L. Samuels has entered into an employment agreement with Pinnacle Bank and Pinnacle that will become effective at the consummation of the merger, whereby Mr. Samuels will serve as the Vice Chairman of Pinnacle and Pinnacle Bank for a term of three years. Under the agreement, Mr. Samuels will receive an initial base salary of $390,988. Additionally, Mr. Samuels will receive a severance payment equal to two times his then current base salary and target bonus amount for the year in which his employment terminates if, within 12 months following a change of control of Pinnacle, Pinnacle terminates his employment without cause or Mr. Samuels terminates his employment with cause. If Mr. Samuels is terminated without cause or he terminates his employment for cause prior to a change in control, Pinnacle and/or Pinnacle Bank must pay Mr. Samuels’ then current base salary for the remainder of the term of the employment agreement.

G. Kent Cleaver has entered into an employment agreement with Pinnacle Bank and Pinnacle that will become effective at the consummation of the merger, whereby Mr. Cleaver will serve as the Executive Vice President of Pinnacle and Pinnacle Bank for a term of three years. Under the agreement, Mr. Cleaver will receive an initial base salary of $318,270. Additionally, Mr. Cleaver will receive a severance payment equal to two times his then current base salary and target bonus amount for the year in which his employment terminates if, within 12 months following a change of control of Pinnacle, Pinnacle terminates his employment without cause or Mr. Cleaver terminates his employment with cause. If Mr. Cleaver is terminated without cause or he terminates his employment for cause prior to a change in control, Pinnacle and/or Pinnacle Bank must pay Mr. Cleaver’s then current base salary for the remainder of the term of the employment agreement.

Andy Moats has entered into an employment agreement with Pinnacle Bank and Pinnacle that will become effective at the consummation of the merger, whereby Mr. Moats will serve as an Executive Vice President of Pinnacle and Pinnacle Bank for a term of three years. Under the agreement, Mr. Moats will receive an initial base salary of $250,000. Additionally, Mr. Moats will receive a severance payment equal to two times his then current base salary and target bonus amount for the year in which his employment terminates if, within 12 months following a change of control of Pinnacle, Pinnacle terminates his employment without cause or Mr. Moats terminates his employment with cause. If Mr. Moats is terminated without cause or he terminates his employment for cause prior to a change in control, Pinnacle and/or Pinnacle Bank must pay Mr. Moats’ then current base salary for the remainder of the term of the employment agreement.

Pursuant to the terms of these executive employment agreements, a “change of control” generally means the acquisition by a person or persons, acting in concert, of 40% or more of the outstanding voting securities of Pinnacle or Pinnacle Bank; a change in the majority of the board of directors of Pinnacle or Pinnacle Bank over a 12-month period (unless the new directors were approved by a two-thirds majority of prior directors); a merger, consolidation or reorganization in which Pinnacle shareholders before the merger, consolidation or reorganization own 50% or less of the voting power after the merger, consolidation or reorganization; or the sale, transfer or assignment of all or substantially all of the assets of Pinnacle its subsidiaries to any third party.

Under these executive employment agreements, termination by an executive for “cause” generally means that the executive, without his consent, experiences an adverse change in supervision so that he no longer reports to the same person(s) or entity to whom he reported immediately after the effective date of the employment agreement; an adverse change in the executive’s supervisory authority occurs without the executive’s consent; a material modification in the executive’s job title or scope of responsibility has occurred without the executive’s consent; a change in the executive’s office location of more than 25 miles from the executive’s current office location occurs without the executive’s consent; a material change in salary, bonus opportunity or other benefit has occurred; or the executive receives a notice of nonrenewal of the employment agreement.

Under these executive employment agreements, termination of the executive by Pinnacle or Pinnacle Bank without “cause” means that the executive was not terminated as a result of a material breach by the executive of the terms of the employment agreement that remains uncured after the expiration of 30 days following delivery of written notice to the executive; conduct by the executive that amounts to fraud, dishonesty or willful misconduct in the performance of his duties and responsibilities; the executive’s arrest for, charge in relation to, or conviction of a crime involving breach of trust or moral turpitude; conduct by the executive that amounts to gross and willful insubordination or inattention to his duties and responsibilities; or conduct by the executive that results in removal from his position as an officer or employee pursuant to a written order by any regulatory agency with authority or jurisdiction over Pinnacle or Pinnacle Bank.

Each of these executive employment agreements include non-competition and non-solicitation provisions which prohibit the employee from engaging in any business in the Nashville MSA that is competitive with Pinnacle’s or Pinnacle Bank’s business or, subject to certain exceptions, soliciting customers and employees of Pinnacle or Pinnacle Bank, in each case, during the three-year employment term, or in the case of Messrs. Samuels and Cleaver, for the three-year period following the termination of the employee’s employment with Pinnacle and Pinnacle Bank.

A copy of the employment agreement for each of Messrs. Samuels, Cleaver and Moats is filed as an exhibit to the Registration Statement of which this proxy statement/prospectus forms a part.

Payments Pursuant to Existing Avenue Employment Agreements. Upon consummation of the merger, certain Avenue executives will receive cash payments and certain other benefits. Promptly following consummation of the merger, Mr. Samuels, Mr. Cleaver and Mr. Moats along with Ms. Zipperian, will receive lump sum cash payments estimated to be approximately $1.1 million, $901,250, $600,833, and $600,833, respectively, plus in the case of Ms. Zipperian, continuation of health insurance benefits for a period of 35 months. Payment to Messrs. Samuels, Cleaver and Moats will be paid to the executive in exchange for the termination of their existing employment agreements with Avenue. Ms. Zipperian’s payments will be made pursuant to the terms of her employment agreement with Avenue.

Restricted Stock Awards. In connection with the merger Messrs. Samuels, Cleaver and Moats are expected to receive a restricted stock award from Pinnacle following the closing of the merger if the executive remains an employee of Avenue in good standing at the time the merger is consummated. Under the terms of this arrangement, Pinnacle anticipates issuing the following dollar amounts of shares of its restricted stock (with the number of shares based on the closing price of Pinnacle’s common stock as of the date of grant) the vesting of which will be tied to certain performance measures for Pinnacle that are expected to be based on earnings per share and certain asset quality metrics for each of the first three fiscal years beginning after the closing date of the merger: $250,000 to Mr. Samuels, $250,000 to Mr. Cleaver, and $250,000 to Mr. Moats.

Avenue Directors Becoming Directors of Pinnacle. Following the merger, the Pinnacle board of directors will appoint Ronald L. Samuels, Marty Dickens, David Ingram and Joseph Galante to the board of directors of Pinnacle. Outside directors of Pinnacle currently receive an annual retainer in the amount of $25,000 in cash and restricted shares of Pinnacle common stock with a fair market value on the date of grant of $55,000. Pinnacle’s outside directors also receive fees of $1,750 for attendance at each board meeting and $1,500 for attendance at each committee meeting, with committee chairs also being paid a cash retainer ranging in value from $6,250 to $15,000.

Ronald L. Samuels, age 69, was one of Avenue’s co-founders in 2006. He formerly served as Group President of middle Tennessee at Regions Bank. Mr. Samuels is well known as a community leader, with a long history of board service and leadership roles, including The Tennessee Bankers Association, Country Music Association Foundation, Leadership Nashville, Partnership 2010, Music City Center Coalition, Nashville Sports Council, Music City Bowl, and Nashville Predators Foundation. He also served as Chairman of the Nashville Area Chamber of Commerce from 2008 to 2010.

Marty Dickens, age 68, was President of BellSouth/AT&T TN until his retirement in October 2007, having served at the company since June 1969. Mr. Dickens is Chairman of the Board of Trustees of Belmont University, serves on the corporate board of Genesco and Blue Cross/Blue Shield of Tennessee, and serves as Chairman of the Board of Harpeth Capital, an investment banking firm. He currently serves as chairman of the Music City Center Authority, which was responsible for the financing, construction and now the operation of the new Nashville convention center.

David Ingram, age 53, has served as Chairman of Ingram Entertainment Inc., the nation’s largest distributor of DVDs and video games, since April 1996. From April 1996 through August 2012, Mr. Ingram served as Chairman and President of Ingram Entertainment Inc. Mr. Ingram also has served as Chairman of DBI Beverage Inc., an operator of beverage distributorships in eight major markets in California, since he founded that company in February 2002. Prior to these roles, he served as Assistant to the Treasurer of Ingram Industries Inc. and as a Development Officer at Duke University. Mr. Ingram is currently President of The Golf Club of Tennessee, Chairman of the Montgomery Bell Academy Board of Trustees, Chairman of the Vanderbilt Owen Graduate School of Management Board of Visitors, and head of the Investment Committee for the Tennessee Golf Foundation.

Joseph C. Galante, age 66, was Chairman of Sony Music from January 1995, until his retirement in July 2010. He helped launch the careers of Alabama, Clint Black, Kenny Chesney, Sara Evans, Dave Matthews, Wu Tang Clan, SWV, The Judds, Lonestar, Martina McBride, K.T. Oslin, Kellie Pickler, Carrie Underwood, Keith Whitley, Chris Young and many more. His leadership bolstered the careers of such superstars as Brooks & Dunn, Alan Jackson, Miranda Lambert and Brad Paisley. He serves on the boards of the Country Music Association, Iroquois Capital, Artist Growth and Fishbowl Spirits. He is currently a mentor in residence at the Entrepreneur Center in Nashville.

Indemnification and Insurance of Directors and Officers. Pinnacle has agreed to indemnify present or former officers and directors of Avenue from liabilities arising out of or pertaining to matters existing or occurring on or prior to the effective time of the Avenue merger. In addition, Pinnacle has agreed to maintain a directors’ and officers’ liability insurance policy for six years after the effective time of the Avenue merger to cover the present officers and directors of Avenue with respect to claims against such directors and officers arising from facts or events that occurred before the effective time of the Avenue merger; provided that Pinnacle is not obligated to pay each year more than 250% of Avenue’s annual premiums for such coverage. In lieu of the foregoing, Avenue may obtain prior to the effective time of the merger, at Pinnacle’s expense, a six-year “tail” policy under Avenue’s existing directors’ and officers’ liability insurance policy providing equivalent coverage.

Share Ownership of Management and Directors of Avenue. The following table sets forth information with respect to the beneficial ownership, as of May 10, 2016, of shares of Avenue common stock by (i) each of Avenue’s directors and executive officers and (ii) all directors and executive officers as a group. To the knowledge of Avenue, except as set forth on page 92 in the table appearing under the heading “Certain Beneficial Owners of Avenue Financial Holdings, Inc. Common Stock,” no other person beneficially owns more than 5% of the issued and outstanding shares of Avenue common stock.

		Shares Beneficially Owned
Name:		Number of Shares	Percentage of Shares
Directors
David G. Anderson		25,501	0.24
Patrick G. Emery		22,815	0.22
Agenia Clark		18,789	0.18
G. Kent Cleaver		209,107	2.01
James F. Deutsch	(2)	848,500	8.14
Marty Dickens		49,414	0.47
Nancy Falls		6,213	0.06
Joseph C. Galante		41,515	0.40
David Ingram	(3)	531,200	5.10
Steve Moore		29,614	0.28
Ken Robold		17,359	0.17
Ronald L. Samuels		204,443	1.96
Karen Saul		62,863	0.60
Executive Officers Who Are Not Directors
Barbara J. Zipperian	(1)	106,242	1.02
E. Andrew Moats	(1)	37,475	0.36
Directors and Executive Officers as a Group (15 persons)	(1)	2,211,050	21.15%

(1)	Amounts and percentages include exercise of stock options granted to Ms. Zipperian and Mr. Moats, who have been granted stock options for 26,000, and 10,000, respectively. All of the options are exercisable.
(2)	Includes 847,500 shares held by Patriot Financial Partners II, L.P. and Patriot Financial Partners Parallel II, L.P. Mr. Deutsch is a member of the investment committees which make investment decisions on behalf of both entities.
(3)	Includes 380,000 shares held in a trust for the benefit of Mr. Ingram’s children, as to which Mr. Ingram’s wife serves as trustee. Mr. Ingram disclaims beneficial ownership of such shares.

Pinnacle’s Dividend Policy

No assurances can be given that any dividends will be paid by Pinnacle or that dividends, if paid, will not be reduced in future periods. The principal source of Pinnacle’s cash flow, including cash flow to pay interest owing under its $75.0 million line of credit and to holders of its subordinated debentures, including the Avenue subordinated debentures being assumed by Pinnacle in the merger, and any dividends payable to common shareholders, are dividends that Pinnacle Bank pays to Pinnacle as its sole stockholder. The ability of Pinnacle Bank to pay dividends, as well as Pinnacle’s ability to pay dividends to its common shareholders, will continue to be subject to and limited by the results of operations of Pinnacle Bank and by certain legal and regulatory restrictions. Further, under the loan agreement entered into on March 29, 2016 by Pinnacle with respect to its $75.0 million line of credit, Pinnacle is prohibited from paying dividends on its capital stock so long as an event of default is then existing or would be caused by the payment of such dividends.

Pinnacle’s board of directors may change its dividend policy at any time. For further information on Pinnacle’s dividend history and restrictions on Pinnacle’s and Pinnacle Bank’s ability to pay dividends, see

“COMPARATIVE MARKET PRICES AND DIVIDENDS” beginning on page 19, “SUPERVISION AND REGULATION—Payment of Dividends” appearing in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2015 and the Risk Factor entitled “Our ability to declare and pay dividends is limited” in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into this proxy statement/prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 95.

Regulatory Approval

Pinnacle is registered as a financial holding company under the Bank Holding Company Act of 1956, as amended, and supervised and regulated by the FRB. Avenue is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and supervised and regulated by the FRB. Pinnacle Bank and Avenue Bank each are primarily supervised and regulated by the FDIC and TDFI. Set forth below is a brief summary of certain regulatory approvals needed for the merger and the bank merger. Additional information relating to the supervision and regulation of Pinnacle and Avenue (and each of Pinnacle Bank and Avenue Bank) is included in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2015 and Avenue’s Annual Report on Form 10-K for the year ended December 31, 2015, which are incorporated by reference into this proxy statement/prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 95.

FRB Approval. Because the parties to the merger agreement intend to consummate the merger and the bank merger simultaneously, and each of the FDIC and TDFI must approve the bank merger, there is an exemption available under applicable federal banking regulations that eliminates, with the consent of the FRB, the need for the FRB to approve the merger. Pinnacle requested that the FRB consent to this exemption and on March 22, 2016 Pinnacle was notified by the FRB that the merger qualified for the exemption from its approval requirements.

FDIC Approval. The Bank Merger Act requires the prior written approval of the FDIC before any insured depository institution may merge or consolidate with another insured depository institution if the resulting institution is to be a state non-member bank. As a state non-member bank, Pinnacle Bank filed its application for approval of the bank merger with the FDIC on March 9, 2016 and the FDIC approved the merger on May 13, 2016.

The Bank Merger Act prohibits the FDIC from approving any proposed merger transaction that would result in a monopoly, or would further a combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. Similarly, the Bank Merger Act prohibits the FDIC from approving a proposed merger transaction whose effect in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade.

In every proposed merger transaction, the FDIC must also consider the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the community to be served, and the effectiveness of each insured depository institution involved in the proposed merger transaction in combatting money-laundering activities, including in overseas branches. Any transaction approved by the FDIC may not be completed until thirty (30) days after such approval unless such period is shortened to fifteen (15) days.

State Regulatory Approval. To complete the merger and the bank merger, Pinnacle and Pinnacle Bank are required to submit an application to, and receive approval from, the TDFI. Pinnacle and Pinnacle Bank filed their applications with the TDFI on March 9, 2016. The TDFI will review the applications to determine whether each of the merger and the bank merger complies with Tennessee law, including deposit concentration limitations. In addition, Pinnacle and Pinnacle Bank are required to provide the TDFI satisfactory evidence that the bank merger complies with applicable requirements under Tennessee law.

We cannot guarantee you that the regulatory approvals described above will be given without undue delay or the imposition by a regulatory authority of a condition that would materially and adversely impact the financial or economic benefits of the merger or the bank merger on Pinnacle or Pinnacle Bank or any of their banking and non-banking subsidiaries, including, but not limited to, Pinnacle Bank, or Avenue Bank.

AVENUE’S BOARD OF DIRECTORS RECOMMENDS THAT AVENUE COMMON SHAREHOLDERS VOTE “FOR” THE PROPOSAL TO APPROVE THE MERGER AND THE MERGER AGREEMENT.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified by reference to the complete merger agreement which is attached as Appendix A to this proxy statement/prospectus and incorporated herein by reference. All shareholders of Avenue are urged to read the merger agreement carefully and in its entirety as it is the legal document that governs the merger.

General

Under the merger agreement, Avenue will merge with and into Pinnacle with Pinnacle continuing as the surviving company.

Merger Consideration

The merger agreement provides that, at the effective time of the merger, each holder of Avenue common stock issued and outstanding immediately prior to the effective time of the merger, but excluding shares of Avenue common stock owned by Pinnacle or Avenue (other than those shares held in a fiduciary or representative capacity) will receive 0.36 shares of Pinnacle’s common stock and an amount in cash equal to $2.00 for each share of Avenue common stock owned by them at the effective time of the merger. Based upon the 10,419,888 shares of Avenue common stock outstanding as of May 10, 2016, Pinnacle will issue approximately 3.8 million shares of Pinnacle common stock and pay approximately $20.8 million in cash at the closing, in each case assuming that none of Avenue’s outstanding stock options are exercised prior to the closing. Fractional shares will not be issued by Pinnacle, but instead will be paid in cash based on the average closing price for Pinnacle’s common stock for the 10 trading days immediately preceding the closing date.

Treatment of Options

All outstanding options to purchase shares of Avenue common stock that are not vested will be accelerated prior to, but conditioned on the occurrence of, the closing of the merger and all options that are not exercised prior to the closing will, at the closing, be cancelled and the holders of any such options will receive an amount in cash equal to the product of (x) the excess, if any, of $20.00 over the exercise price of each such option and (y) the number of shares of Avenue common stock subject to each such option.

Exchange of Certificates in the Merger

Before the effective time of the merger, Pinnacle will appoint an exchange agent to handle the exchange of shares of Avenue common stock for cash and shares of Pinnacle common stock (which shares will be in uncertificated book-entry form unless a physical certificate is requested by a holder) and the payment of cash for fractional shares. Promptly after the effective time of the merger, the exchange agent will send a letter of transmittal to the shareholders of Avenue. The letter of transmittal will contain instructions explaining the procedure for surrendering Avenue stock certificates or book entry shares. You should not return certificates with the enclosed proxy card.

Upon surrender of Avenue stock certificates or book-entry shares for cancellation along with the executed letter of transmittal and other documents described in the letter of transmittal, you will be entitled to receive your pro-rata portion of the merger consideration, as described above. No interest will be paid on any merger consideration that any such holder shall be entitled to receive.

At and after the effective time of the merger, each certificate or book-entry representing shares of Avenue common stock, until so surrendered and exchanged, will evidence only the right to receive, without interest, the merger consideration, including any dividend or other distribution with respect to Pinnacle common stock with a record date after the effective time of the merger. The stock transfer books of Avenue will be closed immediately at the effective time of the merger and after the effective time there will be no transfers on the stock transfer records of Avenue of any shares of Avenue common stock. Pinnacle will be entitled to rely on Avenue’s stock transfer books to establish the identity of those persons entitled to receive the merger consideration. If a certificate for Avenue common stock has been lost, stolen, or destroyed, Pinnacle or the exchange agent may require an affidavit of that fact by the claimant, an indemnity agreement and the posting by such person of a bond in such amount as Pinnacle or the exchange agent determines is reasonably required as indemnity before the exchange agent will issue shares of Pinnacle common stock under the merger agreement. If a transfer of ownership of a certificate or book-entry shares for Avenue common stock that is not registered in the stock transfer records has occurred, the merger consideration will be paid upon surrender by the person in whose name the certificate or book-entry share is registered if such certificate or book-entry share is formally endorsed or otherwise in proper form for transfer and the person requesting the merger consideration pays any transfer or other similar taxes required or establishes to the reasonable satisfaction of Pinnacle that the tax has been paid or is not applicable, and the person requesting payment has complied with the provisions of the letter of transmittal.

Fractional Shares

No fractional shares of Pinnacle common stock will be issued in the merger. Instead, the exchange agent will pay each of those shareholders who would have otherwise been entitled to a fractional share of Pinnacle common stock an amount in cash determined by multiplying the fractional share interest by the average closing price of Pinnacle’s common stock for the 10 trading days preceding the closing date of the merger.

Dividends and Distributions

Until Avenue common stock certificates or book entry shares are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to Pinnacle common stock into which shares of Avenue common stock have been converted will accrue but will not be paid. Pinnacle will pay to former Avenue shareholders any unpaid dividends or other distributions without interest only after they have duly surrendered their Avenue stock certificates or book entry shares.

During the fourth quarter of 2013, Pinnacle initiated a quarterly common stock dividend in the amount of $0.08 per share. This amount was increased to $0.12 per share in the first quarter of 2015. During the year ended December 31, 2015, Pinnacle paid $18.3 million in dividends to common shareholders. On January 19, 2016, Pinnacle declared a $0.14 per share dividend that was payable on February 26, 2016 to shareholders of record as of the close of business on February 5, 2016, and on April 19, 2016 Pinnacle declared a $0.14 per share dividend that is payable on May 27, 2016 to shareholders of record as of the close of business on May 6, 2016. The amount and timing of any future dividend payments to common shareholders will be subject to the discretion of Pinnacle’s board of directors.

Withholding

The exchange agent will be entitled to deduct and withhold from the merger consideration payable to any Avenue shareholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the shareholders from whom they were withheld.

Effective Time

The merger will be completed when we file articles of merger with the TDFI for filing with the Secretary of State of the State of Tennessee. However, we may agree to a later time for completion of the merger and specify that time in the articles of merger. While we anticipate that the merger will be completed during late in the second quarter or early in the third quarter of 2016, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger. There can be no assurances as to whether, or when, Pinnacle and Avenue will obtain the required approvals or complete the merger. If the merger is not completed on or before September 30, 2016, either Pinnacle or Avenue may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to comply with any provisions of the merger agreement. See “—Conditions to the Completion of the Merger” immediately below.

Voting Agreements

Patriot Financial Partners and each of Avenue’s executive officers and directors have executed agreements in which they agreed, among other things, to vote their shares of Avenue common stock in favor of the merger.

Conditions to the Completion of the Merger

Completion of the merger is subject to various conditions. While it is anticipated that all of these conditions will be satisfied, there can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived.

The respective obligations of Pinnacle and Avenue to complete the merger are subject to the following conditions:

•	approval of the merger agreement by Avenue’s common shareholders;

•	approval by The Nasdaq Stock Market of listing of the shares of Pinnacle common stock to be issued in the merger, subject to official notice of issuance;

•	receipt of all required regulatory approvals and expiration of all related statutory waiting periods (including any approvals or waiting periods related to the bank merger);

•	effectiveness of the registration statement, of which this proxy statement/prospectus constitutes a part, for the shares of Pinnacle common stock to be issued in the merger;

•	absence of any order, injunction or decree of a court or agency of competent jurisdiction which prohibits completion of the merger;

•	the receipt by each party of an opinion of counsel, dated prior to the closing date of the merger, substantially to the effect that the merger will be treated as a reorganization under Section 368(a) of the Code;

•	absence of any statute, rule, regulation, order, injunction or decree which prohibits, materially restricts or makes illegal completion of the merger; and

•	accuracy of the other party’s representations and warranties contained in the merger agreement as of the date of the merger agreement and the closing date (except for representations and warranties that speak as of an earlier date than the date of the merger agreement), except, in the case of most of the representations and warranties, where the failure to be accurate has not had and would not reasonably be expected to have a material adverse effect on the party making the representations and warranties (see “—Representations and Warranties” immediately below), and the performance by the other party of its obligations contained in the merger agreement in all material respects.

Moreover, Pinnacle’s obligation to complete the merger is also subject to the following conditions:

•	the employment agreements between, Pinnacle, Pinnacle Bank and each of Ronald L. Samuels, G. Kent Cleaver and E. Andrew Moats shall have been executed and delivered; and

•	absence of any agreements between Avenue and any regulatory agency that would have a material adverse effect on Pinnacle after the effective time of the merger.

Representations and Warranties

Avenue has made representations and warranties to Pinnacle in the merger agreement as to:

•	corporate existence, good standing and qualification to conduct business;

•	capital structure;

•	due authorization, execution, delivery and enforceability of the merger agreement;

•	absence of any violation of agreements or law or regulation as a result of the merger;

•	governmental and third party consents required for the merger;

•	banking and other regulatory filings;

•	financial statements;

•	fees payable to Avenue’s financial advisor in connection with the merger;

•	absence of material adverse changes in Avenue’s business since September 30, 2015;

•	legal proceedings and regulatory actions;

•	tax matters;

•	employee and employee benefit matters;

•	compliance with laws;

•	certain of Avenue’s contracts;

•	agreements with regulatory agencies;

•	leases for Avenue’s facilities;

•	interest rate risk management instruments;

•	undisclosed liabilities;

•	insurance coverage;

•	intellectual property ownership and non-infringement;

•	data privacy and security;

•	Avenue’s investment securities;

•	regulatory capitalization;

•	loans and nonperforming and classified assets;

•	adequacy of allowance for loan and lease losses;

•	investment management and related activities;

•	securities repurchase agreements;

•	existence of deposit insurance;

•	Community Reinvestment Act, anti-money laundering and customer information security compliance;

•	transactions with affiliates;

•	environmental matters;

•	compliance with state takeover laws;

•	tax treatment of the merger;

•	SEC reports;

•	accuracy of information to be included in this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is a part;

•	implementation and maintenance of internal controls and procedures and disclosure controls and procedures; and

•	receipt of a fairness opinion from Avenue’s financial advisor.

Pinnacle has made representations and warranties to Avenue in the merger agreement as to:

•	corporate existence, good standing and qualification to conduct business;

•	capital structure;

•	due authorization, execution, delivery and enforceability of the merger agreement;

•	absence of any violation of agreements or law or regulation as a result of the merger;

•	governmental and third party consents required for the merger;

•	banking and other regulatory filings;

•	financial statements;

•	fee payable to its financial advisor in connection with the merger;

•	absence of material adverse changes since September 30, 2015;

•	legal proceedings and regulatory actions;

•	tax matters;

•	employee matters;

•	SEC reports;

•	compliance with laws;

•	agreements with regulatory agencies;

•	data privacy;

•	existence of deposit insurance;

•	Community Reinvestment Act rating;

•	tax treatment of the merger; and

•	accuracy of information to be included in this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is a part.

The respective representations and warranties of each of Pinnacle Avenue have been made solely for the benefit of the other party. Shareholders are not third-party beneficiaries under the merger agreement. In addition, these representations and warranties:

•	have been qualified by information set forth in confidential disclosure schedules delivered in connection with signing the merger agreement—the information contained in these schedules modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement;

•	will not survive consummation of the merger;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate;

•	are in some cases subject to a materiality standard described in the merger agreement which may differ from what may be viewed as material by you; and

•	were made only as of the date of the merger agreement and/or such other date (including the closing date) as is specified in the merger agreement.

Many of the representations and warranties of the parties in the merger agreement will be deemed to be true and correct unless the totality of facts, circumstances or events inconsistent with the representations or warranties has had or would be reasonably likely to have a material adverse effect on (1) the business, operations, results of operations or financial condition of the party making the representations and warranties and its subsidiaries taken as a whole, or (2) on the ability of the party making the representations and warranties to timely complete the transactions contemplated by the merger agreement. In determining whether a material adverse effect has occurred or is reasonably likely, the parties will disregard any effects resulting from (A) changes after the date of the merger agreement in prevailing interest rates, currency exchange rates or other economic or monetary conditions in the United States or elsewhere, (B) changes after the date of the merger agreement in United States or foreign securities markets, including changes in price levels or trading volumes, (C) changes or events, after the date of the merger agreement, affecting the financial services industry generally and not specifically relating to Pinnacle or Avenue or its respective subsidiaries, as the case may be, (D) changes, after the date of the merger agreement, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (E) changes, after the date of the merger agreement, in laws, rules or regulations of general applicability or interpretations thereof by any governmental entity, (F) actions or omissions of Pinnacle or Avenue taken with the prior written consent of the other or required under the merger agreement, (G) the execution and delivery of the merger agreement or the consummation of the transactions contemplated thereby or the announcement thereof, (H) any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located, or (I) the failure of Avenue or Pinnacle to meet any internal or published industry analyst projections, forecasts or estimates of revenues or earnings or other financial or operating metrics for any period (however, the facts giving rise or contributing to such failure that are not otherwise excluded may be considered). In no event will a change in the trading prices or trading volumes of a party’s capital stock, by itself, be considered material or to constitute a material adverse effect.

Conduct of Business Pending the Merger

Avenue has agreed, during the period from the date of the merger agreement to the completion of the merger, to use its commercially reasonable efforts to preserve its business organization, employees and business relationships, and retain the services of its key officers and key employees. In addition, each of Pinnacle and Avenue has agreed that it will not, and will not permit any of its subsidiaries to, subject to limited exceptions set out in the merger agreement, without the prior written consent of the other party:

•	conduct its business other than in the ordinary course in all material respects and in compliance in all material respects with applicable laws;

•	fail to perform its covenants and agreements under the merger agreement;

•	knowingly take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	take any action that is intended or reasonably likely to result in any of the party’s representations and warranties being or becoming untrue in any material respect, in any conditions to the merger not being satisfied or in violation of any provision of the merger agreement;

•	take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any regulatory agency or governmental entity required for the transactions contemplated by the merger agreement; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by the three immediately preceding bullet points.

Avenue has also agreed that, among other things, it will not, without the prior written consent of Pinnacle or as permitted by the merger agreement or required by law or at the written direction of a governmental or regulatory authority:

•	other than in the ordinary course of business consistent with past practice: (1) incur, modify, extend or renegotiate any indebtedness for borrowed money, or (2) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

•	(1) adjust, split, combine or reclassify any shares of Avenue’s capital stock; (2) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of Avenue’s capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except (A) dividends paid by Avenue Bank to Avenue in compliance with applicable laws and (B) if permitted under Avenue’s equity incentive plans, the acceptance of shares of Avenue’s common stock as payment of the exercise price of stock options or for withholding taxes incurred in connection with the exercise of stock options; (3) grant any stock options, stock appreciation rights, performance shares, shares of restricted stock, restricted stock units, or equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of Avenue’s capital stock; or (4) issue any additional shares of capital stock except pursuant to the exercise of stock options outstanding as of the date of the merger agreement;

•	except as disclosed to Pinnacle pursuant to the merger agreement, (1) increase the wages, salaries, compensation, employee benefits or incentives payable to any officer, employee, or director of Avenue; (2) pay any pension or retirement allowance not required by any existing plan or agreement or by applicable law; (3) pay any bonus; (4) become a party to, amend or commit itself to, any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee; or (5) except as required under any existing plan, grant, or agreement, accelerate the vesting of, or the lapsing of restrictions with respect to, any Avenue stock options;

•	enter into any new line of business that is material to Avenue or Avenue Bank, taken as a whole, or change, amend or modify its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable law, regulation or policies imposed by any governmental entity or regulatory agency;

•	other than in the ordinary course of business consistent with past practice, make material capital expenditures;

•	acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the equity securities, assets, business, deposits or properties of any other entity;

•	amend its charter or bylaws or the charter or bylaws of Avenue Bank, or otherwise take any action to exempt any person or entity (other than Pinnacle or Pinnacle’s subsidiaries) or any action taken by any such person or entity from any takeover statute or similarly restrictive provisions of its organizational documents, or terminate, amend or waive any provisions of any confidentiality, non-solicitation, no-hire or standstill agreements in place with any third parties;

•	(i) terminate, materially amend, or waive any material provision of any material contract or lease of Avenue, or make any change in any instrument or agreement governing the terms of any of its securities, or (ii) enter into any contract that would constitute a material contract or lease of Avenue if it were in effect on the date of the merger agreement;

•	other than in the ordinary course of business consistent with past practice, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise;

•	sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets that are material to Avenue and Avenue Bank, taken as a whole, to any individual, corporation or other entity (or cancel, release or assign any indebtedness that is material to Avenue or Avenue Bank, taken as a whole, to any person, or any claims held by any person that are material to Avenue or Avenue Bank, taken as a whole), in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of the merger agreement;

•	implement or adopt any change in its tax accounting or financial accounting principles, practices or methods, other than as required by applicable law or regulation, generally accepted accounting principles or regulatory guidelines;

•	settle any material action, suit, proceeding, order or investigation, except for foreclosure actions in the ordinary course of business consistent with past practice;

•	except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other person;

•	merge or consolidate with any other person, or restructure, reorganize or completely or partially liquidate or dissolve;

•	acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith), sell or otherwise dispose of any debt security or equity investment or any certificates of deposit issued by other banks, or classify any security now held in or subsequently purchased for Avenue’s investment portfolio as other than “available for sale,” as that term is used in ASC 320;

•	make any changes to deposit pricing other than in the ordinary course of business consistent with past practice;

•	other than in connection with the making of loans otherwise in the ordinary course of business consistent with past practice, make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof or make any investment or commitment to develop, or otherwise take any actions to develop, any real estate owned by Avenue;

•	make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service loans or (ii) its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any governmental entity or regulatory agency;

•	other than in the ordinary course of business consistent with past practice, make, change or revoke any material tax election, change an annual tax accounting period, adopt or materially change any tax accounting method, file any amended tax return, enter into any closing agreement with respect to taxes, or settle any material tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of taxes;

•	make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

•	except as disclosed to Pinnacle pursuant to the merger agreement, hire any person as an employee of Avenue, except for at-will employees; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by the preceding bullet point list.

Legal Conditions to Merger

Each of Pinnacle and Avenue have agreed to, and have agreed to cause their subsidiaries to, use their respective reasonable best efforts to (a) to take, or cause to be taken, all actions reasonably necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its subsidiaries with respect to the merger and, subject to the conditions set forth in merger agreement, to consummate the transactions contemplated by the merger agreement, and (b) to obtain (and to cooperate with the other parties to obtain) any material consent, authorization, order or approval of, or any exemption by, any governmental entity or regulatory agency and any other third party that is required to be obtained by Pinnacle or Avenue in connection with the merger and the other transactions contemplated by the merger agreement, including the bank merger.

Reasonable Best Effort to Obtain Required Shareholder Vote

Avenue will take all steps necessary to convene meeting of its common shareholders to be held as soon as is reasonably practicable after the date on which the registration statement of which this proxy statement/prospectus is part becomes effective for the purpose of its common shareholders voting upon the approval of the merger agreement. Avenue will, through its board of directors, use its reasonable best efforts to obtain the approval of its common shareholders in respect of the foregoing. Absent termination of the merger agreement, nothing in the merger agreement is intended to relieve Avenue of its obligation to hold a meeting of its common shareholders to obtain the approval required to complete the merger.

No Solicitation of Alternative Transactions

The merger agreement provides, subject to limited exceptions described below, that Avenue and Avenue bank will not authorize its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by Avenue or Avenue Bank to (1) solicit, initiate, facilitate or encourage (including by way of furnishing information or assistance), or take any other action designed to solicit, initiate, facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any acquisition proposal, (2) participate in any discussions, negotiations or other communications regarding any acquisition proposal, (3) make or authorize any statement, recommendation or solicitation in support of any acquisition proposal or (4) provide any confidential or nonpublic information to any person relating to any acquisition proposal. Furthermore, each of Avenue and Avenue Bank was required under the merger agreement to immediately cease any discussions or negotiations with any other party regarding an acquisition proposal.

For purposes of the merger agreement, the term “acquisition proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice or disclosure of an intention to do any of the foregoing from any person relating to any (1) direct or indirect acquisition or purchase of a business that constitutes a substantial portion of the net consolidated revenues, net income or assets of Avenue, (2) direct or indirect acquisition or purchase of any class of equity securities representing 20% or more of the voting power of Avenue or Avenue Bank or 20% or more of the consolidated assets of Avenue, (3) tender offer or exchange offer that if completed would result in any person beneficially owning 20% or more of the voting power of Avenue or Avenue Bank, or (4) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Avenue or Avenue Bank, other than transactions contemplated by the merger agreement.

The merger agreement permits Avenue and Avenue Bank to comply with Rule 14d-9 and Rule 14e-2 under the Exchange Act with regard to an acquisition proposal that Avenue or Avenue Bank may receive. In addition, if Avenue receives an unsolicited bona fide written acquisition proposal, Avenue may, prior to the meeting of its shareholders to approve the merger agreement, engage in discussions and negotiations with or provide nonpublic information to the person making that acquisition proposal only if:

•	the board of directors of Avenue, after consultation with its outside legal counsel and with respect to financial matters, its financial advisors, reasonably determines in good faith that the failure to engage in those discussions or provide information would cause it to violate its fiduciary duties under applicable law;

•	the board of directors of Avenue concludes in good faith that the acquisition proposal constitutes or is reasonably likely to result in a superior proposal (as described below);

•	any nonpublic information provided to such person is also provided to Pinnacle if not previously provided to Pinnacle;

•	Avenue enters into a confidentiality agreement, which shall not be on terms more favorable to the person making the acquisition proposal than in the confidentiality agreement between Pinnacle and Avenue, with the person making the inquiry or proposal having customary non-disclosure, confidentiality, standstill and non-solicitation and no-hire provisions and that does not provide such other person with any exclusivity right to negotiate with Avenue; and

•	Avenue notifies Pinnacle promptly, and in any event within 48 hours of Avenue’s receipt of any acquisition proposal or any request for nonpublic information relating to Avenue by any third party considering making, or that has made, an acquisition proposal, of the identity of the third party, the material terms and conditions of any inquiries, proposals or offers, and updates on the status of the terms of any proposals, offers, discussions or negotiations on a current basis.

The merger agreement further permits Avenue’s board of directors if presented with a superior proposal pursuant to the procedures described above, if required by fiduciary duty, to change its recommendation that Avenue’s shareholders vote for the merger or approve or recommend that Avenue’s shareholders approve such superior proposal, but only after Pinnacle has first been given an unlimited number of opportunities to present new proposed terms of the merger such that a superior proposal (as it may be subsequently modified) no longer constitutes a superior proposal. If Pinnacle does match the terms of the superior proposal, Avenue is not permitted to change its recommendation on the merger agreement or approve or recommend the superior proposal.

For purposes of the merger agreement, the term “superior proposal” refers to a bona fide written acquisition proposal which the board of directors of Avenue concludes in good faith, after consultation with its financial advisors and legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (1) is more favorable to the shareholders of Avenue from a financial point of view than the transactions contemplated by the merger agreement with Pinnacle and (2) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed. For purposes of the definition of “superior proposal,” all references to “20% or more” in the definition of “acquisition proposal” will be deemed to be a reference to “50% or more.”

Termination of the Merger Agreement

General. The merger agreement may be terminated at any time prior to completion of the merger, whether before or after the approval of the merger agreement by Avenue shareholders, in any of the following ways:

•	by mutual consent of Pinnacle and Avenue;

•	by either Pinnacle or Avenue, if any request or application for a required regulatory approval is denied by the governmental entity which must grant such approval and such denial has become final and non-appealable, or a governmental entity has issued an order, decree, or ruling to permanently prohibit the merger and such prohibition has become final and non-appealable, except that no party may so terminate the merger agreement if the failure of such party to comply with any provision of the merger agreement has been the cause of or resulted in such prohibition;

•	by either Pinnacle or Avenue, if the merger is not completed on or before September 30, 2016, unless the failure of the closing to occur by this date is due to the failure of the party seeking to terminate the merger agreement to comply with the merger agreement;

•	by either Pinnacle or Avenue, if any approval of the common shareholders of Avenue required for completion of the merger has not been obtained upon a vote taken at a duly held meeting of common shareholders or at any adjournment or postponement thereof; provided, however, that if Avenue is the party seeking to terminate the merger agreement, it shall not be in material breach of its obligations under the merger agreement to call and hold the meeting of its common shareholders to approve the merger agreement or its obligations with respect to any acquisition proposal;

•	by either Pinnacle or Avenue, if (1) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement and (2) there has been a breach of any of the covenants, agreements, representations or warranties of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the merger, and which breach, individually or together with all other breaches, would, if occurring or continuing on the closing date, result in the failure of the condition relating to the performance of obligations or breaches of representations or warranties described under “—Conditions to the Completion of the merger” above;

•	by Pinnacle, if (1) the board of directors of Avenue does not publicly recommend that its common shareholders approve the merger agreement, (2) after recommending that its common shareholders approve the merger agreement, the board of directors of Avenue has withdrawn, modified or amended its recommendation in any manner adverse to Pinnacle or Pinnacle Bank or has approved or recommended that its common shareholders approve a superior proposal, or (3) Avenue materially breaches its obligations under the merger agreement by reason of a failure to call and hold a meeting of its common shareholders to approve the merger agreement or a failure to prepare and mail to its common shareholders this document;

•	by Pinnacle, if the board of directors of Avenue authorizes, recommends or publicly announces its intention to authorize or recommend an acquisition proposal with any person other than Pinnacle;

•	by Avenue if Pinnacle’s average closing common stock price over a 10 consecutive trading day period prior to and ending on the fifth business day before the closing is less than $40.00 and the quotient resulting from dividing Pinnacle’s average closing common stock price for that same 10-day period by the average closing price for Pinnacle’s common stock for the 10-day period prior to and ending on January 28, 2016 ($48.03) is less than the difference between (1) the quotient resulting from dividing the Nasdaq Bank Index on the fifth business day prior to the closing of the merger by the Nasdaq Bank Index on January 28, 2016 ($2,626.17) minus (2) 0.20; or

•	by Avenue, at any time prior to the approval of the merger agreement by its common shareholders, for the purpose of entering into a definitive agreement with respect to a superior proposal; provided that Avenue has complied with its obligations under the merger agreement to call and hold a meeting of its common shareholders to approve the merger agreement and its obligations under the merger agreement when presented with an acquisition proposal, including giving Pinnacle the opportunity to match any such acquisition proposal that would be a superior proposal.

Effect of Termination. If the merger agreement is terminated, it will become void and there will be no liability on the part of Pinnacle or Avenue or their respective officers or directors, except that:

•	any termination will be without prejudice to the rights of any party arising out of the willful and material breach by the other party of any provision of the merger agreement; and

•	designated provisions of the merger agreement, including those addressing the payment of fees and expenses, the confidential treatment of information and, if applicable, the termination fee described below, will survive the termination.

Termination Fee. The merger agreement provides that Avenue may be required to pay a termination fee to Pinnacle of $8.0 million in the following circumstances:

•	If Pinnacle terminates the merger agreement because Avenue’s board of directors (1) did not recommend that Avenue’s common shareholders approve the merger agreement, (2) after making such a recommendation, withdraws, modifies or amends its recommendation in a manner adverse to Pinnacle, or (3) fails to call a meeting of Avenue’s common shareholders to approve the merger agreement, then Avenue must pay the termination fee on the business day following the termination.

•	If Pinnacle terminates the merger agreement because Avenue’s board of directors has authorized, recommended or publicly announced its intention to authorize or recommend any acquisition proposal with any person other than Pinnacle, then Avenue must pay the termination fee on the business day following the termination.

•	If the merger agreement is terminated by Pinnacle because the merger has not been completed by September 30, 2016, and at the time of termination Pinnacle could have terminated the merger agreement because of any of the reasons stated in the two immediately preceding bullet points, then Avenue must pay the termination fee on the business day following the termination.

•	If (1) the merger agreement is terminated by either party because the required vote of Avenue’s shareholders was not obtained and (2) a public proposal was made and not withdrawn before the merger agreement was terminated, and within nine months after termination of the merger agreement, Avenue enters into any definitive agreement with respect to, or consummates, any acquisition proposal (whether or not the same as the acquisition proposal which is the subject of the public proposal), the termination fee will become payable to Pinnacle on the earlier of the date the definitive agreement is executed or the transaction is consummated.

•	If (1) the merger agreement is terminated by either party because the merger has not been completed by September 30, 2016, or by Pinnacle because of a material breach by Avenue of a representation, warranty, covenant or agreement that causes a condition to the merger to not be satisfied and (2) a public proposal with respect to Avenue was made and not withdrawn before the merger agreement was terminated and within nine months after the termination of the merger agreement Avenue enters into any definitive agreement with respect to, or consummates, any acquisition proposal (whether or not the same as the acquisition proposal which is the subject of the public proposal), the termination fee will become payable to Pinnacle on the earlier of the date the definitive agreement is executed or the transaction is consummated.

•	If Avenue terminates the merger agreement for the purpose of entering into a definitive agreement with respect to a superior proposal; provided that Avenue has complied with its obligations to call a meeting of its common shareholders to approve the merger agreement and has complied with its obligations under the merger agreement when presented with a superior proposal, including giving Pinnacle the opportunity to match such superior proposal.

For the purposes of the termination fee provisions of the merger agreement, all references to “20% or more” in the definition of “acquisition proposal” will be deemed to be a reference to “50% or more.”

The purpose of the termination fee is to encourage the commitment of Avenue to the merger, and to compensate Pinnacle if Avenue engages in certain conduct which would make the merger less likely to occur. The effect of the termination fee could be to discourage other companies from seeking to acquire or merge with Avenue prior to completion of the merger, and could cause Avenue to reject any acquisition proposal from a third party which does not take into account the termination fee.

Extension, Waiver and Amendment of the Merger Agreement

Extension and Waiver. At any time prior to the completion of the merger, each of Pinnacle and Avenue may, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts of the other party under the merger agreement;

•	waive any inaccuracies in the other party’s representations and warranties contained in the merger agreement; and

•	waive the other party’s compliance with any of its agreements contained in the merger agreement, or waive compliance with any conditions to its obligations to complete the merger.

Notwithstanding the foregoing, after the approval of the merger agreement by Avenue’s common shareholders, there cannot be, without their further approval, any extension or waiver of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to the Avenue common shareholders.

Amendment. Subject to compliance with applicable law, Pinnacle and Avenue may amend the merger agreement at any time before or after approval of the merger agreement by Avenue’s common shareholders. However, after any approval of the merger agreement by Avenue’s common shareholders, there cannot be, without their further approval, any amendment of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to Avenue’s common shareholders.

Employee Benefit Plans and Existing Agreements

Employee Benefit Plans. The merger agreement provides that within one year following the effective time of the merger (but in the case of Pinnacle’s 401(k) plan beginning with the first full payroll period starting after the effective time of the merger, or as soon thereafter as administratively practicable), to the extent permissible under the terms of the Pinnacle employee benefit plans, the employees of Avenue generally shall be eligible to participate in Pinnacle’s employee benefit plans in which similarly situated employees of Pinnacle or its subsidiaries participate, to the same extent as similarly situated employees of Pinnacle or its subsidiaries. For purposes of determining an employee’s eligibility to participate in certain plans and entitlement to benefits thereunder, Pinnacle will give full credit for the service a continuing employee had with Avenue prior to the merger, except that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also will apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each Pinnacle employee benefit plan will, to the extent permissible under the terms of such plan and as permitted by the applicable insurer, waive pre-existing condition limitations to the same extent waived under the applicable Avenue employee benefit plan. Avenue employees will be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Pinnacle employee benefit plans.

Under the merger agreement, Pinnacle is not permitted, for a period of twelve months following the closing date of the merger, to reduce the salary or hourly wage of any Avenue employee that continues as an employee of Pinnacle or its subsidiaries below the salary or hourly wage to which such employee is entitled on the closing date of the merger. Pinnacle is also obligated under the merger agreement to honor all Avenue employment, severance, change of control and other compensation agreements and arrangements between Avenue and its employees (to the extent not terminated in connection with the merger), and all accrued and vested benefit obligations through the effective time of the merger which are between Avenue and any current or former director, officer, employee or consultant of Avenue.

From and after the effective time of the merger, Pinnacle will, and will cause any applicable employee benefit plan of Pinnacle to, provide or pay when due to Avenue’s employees as of the closing date of the merger all benefits and compensation pursuant to Avenue’s employee benefit plans, programs and arrangements in effect on the date of the merger agreement earned or accrued through, and to which such individuals are entitled, as of the closing date of the merger (or such later time as such employee benefit plans as in effect at the closing date of the merger are terminated or canceled by Pinnacle) subject to compliance with the terms of the merger agreement.

Each employee of Avenue that was identified on the date of the merger agreement as having his or her employment expected to be eliminated following the closing of the merger and each Avenue employee that was not one of such identified employees whose employment is terminated by Pinnacle without cause within twelve months following the closing of the merger will receive a severance payment equal to one-month of severance benefits for each year of service at Avenue, with a minimum of two-months and a maximum of six-months of severance when terminated.

Stock Exchange Listing

Pinnacle’s common stock is quoted on the Nasdaq Global Select Market. Pinnacle has agreed to cause the shares of Pinnacle common stock to be issued in the merger to be quoted on the Nasdaq Global Select Market. It is a condition to completion of the merger that those shares be quoted on the Nasdaq Global Select Market, subject to official notice of issuance.

Expenses

The merger agreement provides that each of Pinnacle and Avenue will pay its own expenses in connection with the transactions contemplated by the merger agreement, except that Avenue will pay the costs and expenses of printing and mailing this proxy statement/prospectus to the shareholders of Avenue and Pinnacle will pay all filing and other fees paid to the SEC in connection with the merger.

DESCRIPTION OF PINNACLE CAPITAL STOCK

General

The authorized capital stock of Pinnacle consists of 90 million shares of common stock, par value $1.00 per share, and 10 million shares of preferred stock, no par value. As of the record date, 42,030,357 shares of Pinnacle common stock were outstanding, and no shares of Pinnacle preferred stock were outstanding. The preferred stock may be issued in one or more series with those terms and at those times and for any consideration as the Pinnacle board of directors determines. As of the date hereof, such number of shares of Pinnacle common stock as are required to be issued pursuant to the merger agreement were reserved for issuance to Avenue shareholders in accordance with the merger agreement and 1,056,827 shares of Pinnacle common stock were reserved for issuance upon the exercise of outstanding stock options under various employee stock option plans.

The following summary of the terms of the capital stock of Pinnacle is not intended to be complete and is subject in all respects to the applicable provisions of the TBCA, and is qualified by reference to the charter and bylaws of Pinnacle. To obtain copies of these documents, see “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 95.

Common Stock

The outstanding shares of Pinnacle common stock are fully paid and nonassessable. Holders of Pinnacle common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Holders of Pinnacle common stock do not have pre-emptive rights and are not entitled to cumulative voting rights with respect to the election of directors. The Pinnacle common stock is neither redeemable nor convertible into other securities, and there are no sinking fund provisions.

Subject to the preferences applicable to any shares of Pinnacle preferred stock outstanding at the time, holders of Pinnacle common stock are entitled to dividends when and as declared by the Pinnacle board of directors from legally available funds and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities.

Preferred Stock

No shares of preferred stock are outstanding. The board of directors of Pinnacle may, without further action by the shareholders of Pinnacle, issue one or more series of Pinnacle preferred stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, the number of shares constituting any series and the designation of such series.

Election of Directors by Shareholders

Until the annual meeting of Pinnacle’s shareholders in 2017, Pinnacle’s charter and bylaws provide that the Pinnacle board of directors is to be divided into three classes as nearly equal in number as possible. Starting with the annual meeting of Pinnacle’s shareholders in 2017, the Pinnacle board of directors will no longer be classified into three classes. In order to phase in this declassification of Pinnacle’s board, the directors comprising each class are elected to one-year terms upon the expiration of their terms. In addition, Pinnacle’s bylaws provide that the power to increase or decrease the number of directors and to fill vacancies is vested in the Pinnacle board of directors. The overall effect of this provision may be to prevent a person or entity from seeking to acquire control of Pinnacle through an increase in the number of directors on the Pinnacle board of directors.

Corporate Transactions

Due to the lack of any provision to the contrary in Pinnacle’s charter, all extraordinary corporate transactions must be approved by majority of the directors and a majority of the shares entitled to vote.

Anti-Takeover Statutes

The Tennessee Control Share Acquisition Act generally provides that, except as stated below, “control shares” will not have any voting rights. Control shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third or a majority of all voting power in the election of a Tennessee corporation’s directors. Shares acquired by such person that causes it to exceed each of these thresholds will be deemed to be control shares. However, voting rights will be restored to control shares by resolution approved by the affirmative vote of the holders of a majority of the corporation’s voting stock, other than shares held by the owner of the control shares. If voting rights are granted to control shares which give the holder a majority of all voting power in the election of the corporation’s directors, then the corporation’s other shareholders that may require the corporation to redeem their shares at fair value.

The Tennessee Control Share Acquisition Act is not applicable to Pinnacle because the Pinnacle charter does not contain a specific provision “opting in” to the act as is required under the act.

The Tennessee Investor Protection Act, or TIPA, provides that unless a Tennessee corporation’s board of directors has recommended a takeover offer to shareholders, no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within the preceding year, may make a takeover offer for any class of equity security of the offeree company if after completion the offeror would be a beneficial owner of more than 10% of any class of outstanding equity securities of the company unless the offeror, before making such purchase: (1) makes a public announcement of his or her intention with respect to changing or influencing the management or control of the offeree company; (2) makes a full, fair and effective disclosure of such intention to the person from whom he or she intends to acquire such securities; and (3) files with the Tennessee Commissioner of Commerce and Insurance (which we refer to as the Commissioner), and the offeree company a statement signifying such intentions and containing such additional information as may be prescribed by the Commissioner.

The offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a takeover offer may be withdrawn by an offeree at any time within seven days from the date the offer has become effective following filing with the Commissioner and the offeree company and public announcement of the terms or after 60 days from the date the offer has become effective. If the takeover offer is for less than all the outstanding equity securities of any class, such an offer must also provide for acceptance of securities pro rata if the number of securities tendered is greater than the number the offeror has offered to accept and pay for. If such an offeror varies the terms of the takeover offer before its expiration date by increasing the consideration offered to offerees, the offeror must pay the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the offer.

The TIPA does not apply to Pinnacle, as it does not apply to bank holding companies subject to regulation by a federal agency.

The Tennessee Business Combination Act generally prohibits a “business combination” by a Tennessee corporation with an “interested shareholder” within five years after such shareholder becomes an interested shareholder. The corporation can, however, enter into a business combination within that period if, before the interested shareholder became such, the corporation’s board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds (2/3) of the other shareholders.

For purposes of the Tennessee Business Combination Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of stock of the corporation. Pinnacle’s charter does not have special requirements for transactions with interested parties.

The Tennessee Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Tennessee Greenmail Act, Pinnacle may not purchase any of its shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by Pinnacle or Pinnacle makes an offer, of at least equal value per share, to all shareholders of such class.

Indemnification

The TBCA provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if: (a) such person acted in good faith; (b) in the case of conduct in an official capacity with the corporation, the person reasonably believed such conduct was in the corporation’s best interests; (c) in all other cases, the person reasonably believed that the person’s conduct was at least not opposed to the best interests of the corporation; and (d) in connection with any criminal proceeding, such person had no reasonable cause to believe the person’s conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA provides that a court of competent jurisdiction, unless the corporation’s charter provides otherwise, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (a) such officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation; (b) such officer or director was adjudged liable on the basis that personal benefit was improperly received by the officer or director; or (c) such officer or director breached the officer’s or director’s duty of care to the corporation.

Pinnacle’s charter provides that it will indemnify its directors and officers to the maximum extent permitted by the TBCA. Pinnacle’s bylaws provide that its directors and officers shall be indemnified against expenses that they actually and reasonably incur if they are successful on the merits of a claim or proceeding. In addition, the bylaws provide that Pinnacle will advance to its directors and officers reasonable expenses of any claim or proceeding so long as the director or officer furnishes Pinnacle with (1) a written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct and (2) a written statement that he or she will repay any advances if it is ultimately determined that he or she is not entitled to indemnification.

When a case or dispute is settled or otherwise not ultimately determined on its merits, the indemnification provisions of Pinnacle’s bylaws provide that Pinnacle will indemnify its directors and officers when they meet the applicable standard of conduct. The applicable standard of conduct is met if the director or officer acted in a manner he or she in good faith believed to be in or not opposed to Pinnacle’s best interests and, in the case of a criminal action or proceeding, if the individual had no reasonable cause to believe his or her conduct was unlawful. Pinnacle’s board of directors, shareholders or independent legal counsel determines whether the director or officer has met the applicable standard of conduct in each specific case.

Pinnacle’s charter and bylaws also provide that the indemnification rights contained therein do not exclude other indemnification rights to which a director or officer may be entitled under any bylaw, resolution or agreement, either specifically or in general terms approved by the affirmative vote of the holders of a majority of the shares entitled to vote. Pinnacle can also provide for greater indemnification than is provided for in the bylaws if Pinnacle chooses to do so, subject to approval by its shareholders and the limitations provided in Pinnacle’s charter as discussed in the subsequent paragraph.

Pinnacle’s charter eliminates, with exceptions, the potential personal liability of a director for monetary damages to Pinnacle and its shareholders for breach of a duty as a director. There is, however, no elimination of liability for:

•	a breach of the director’s duty of loyalty to Pinnacle or its shareholders;

•	an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; or

•	any payment of a dividend or approval of a stock repurchase that is illegal under the TBCA.

Pinnacle’s charter does not eliminate or limit Pinnacle’s right or the right of its shareholders to seek injunctive or other equitable relief not involving monetary damages.

The indemnification provisions of the bylaws specifically provide that Pinnacle may purchase and maintain insurance on behalf of any director or officer against any liability asserted against and incurred by him or her in his or her capacity as a director, officer, employee or agent whether or not Pinnacle would have had the power to indemnify him or her against such liability.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Pinnacle pursuant to the foregoing provisions, Pinnacle has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS

Both Pinnacle and Avenue are incorporated under the laws of the State of Tennessee. The holders of shares of Avenue common stock, whose rights as shareholders are currently governed by Tennessee law, the charter of Avenue and the bylaws of Avenue, will, upon the exchange of their shares of Avenue common stock for shares of Pinnacle common stock at the effective time pursuant to the merger, become holders of Pinnacle common stock and their rights as such will be governed by Tennessee law, the Pinnacle charter and the Pinnacle bylaws. The material differences between the rights of holders of shares of Avenue common stock and Pinnacle common stock, which result from differences in their governing corporate documents, are summarized below.

The following summary is not intended to be complete and is qualified in its entirety by reference to the TBCA, the Pinnacle charter, the Pinnacle bylaws, the Avenue charter and the Avenue bylaws, as appropriate. The identification of specific differences is not meant to indicate that other equally or more significant differences do not exist. Copies of the Pinnacle charter, the Pinnacle bylaws, the Avenue charter and the Avenue bylaws are available upon request. To obtain copies of these documents, see “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 95.

Summary of Material Differences Between the

Rights of Pinnacle Shareholders and the Rights of Avenue Shareholders

	Pinnacle Shareholder Rights	Avenue Shareholder Rights
Description of Common Stock:	Pinnacle is authorized to issue 90,000,000 shares of common stock, par value $1.00 per share.	Avenue is authorized to issue 100,000,000 shares of common stock, no par value per share

Description of Preferred Stock:	Pinnacle’s charter authorizes the board of directors to issue 10,000,000 shares of preferred stock with no par value.	Same as Pinnacle.

Special Meeting of Shareholders:

Under the TBCA, the board of directors, any person authorized by the charter or bylaws or (unless the charter provides otherwise) the holders of at least 10% of the votes entitled to be cast may call a special meeting of shareholders.

Pinnacle’s bylaws allow for special meetings of the shareholders to be called at any time by its board of directors, its president, or by the holders of at least 25% of votes entitled to be cast at any special meeting, upon the delivery of a written request to its secretary. The request must describe the purpose(s) for the meeting. special meetings shall be held at those times, places and dates as shall be specified in the notice of the meeting.

Under the TBCA, the board of directors, any person authorized by the charter or bylaws or (unless the charter provides otherwise) the holders of at least 10% of the votes entitled to be cast may call a special meeting of shareholders.

Special meetings of Avenue’s shareholders may be called by the president, a majority of the board of directors, or, upon written demand in accordance with applicable law or by the holders of not less than one-tenth (1/10) of all the shares entitled to vote at such meeting.

	Pinnacle Shareholder Rights	Avenue Shareholder Rights
Shareholder Action by Written Consent:	Pinnacle’s bylaws and charter provide that any action to be or that may be taken at a meeting of shareholders may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.	Neither Avenue’s charter nor its bylaws contains a provision addressing shareholder action by written consent.

Shareholder Rights Plan:	Pinnacle does not have a shareholder rights plan as a part of its charter, bylaws, or by separate agreement.	Same as Pinnacle.

Election; Qualifications and Size of Board of Directors:	The board of directors must not consist of less than five nor more than 25 members. The number may be fixed or changed from time to time, by the affirmative vote of a majority of the issued and outstanding shares of Pinnacle’s capital stock entitled to vote in an election of directors, or by the affirmative vote of a majority of all directors then in office.

The number of directors shall be a number established by the board of directors, but not more than fifteen (15). The number of directors may be subsequently increased or decreased provided that at least a majority of the total number of directors vote in favor of such change and provided that the number of directors shall, in no event, be decreased to less than the number required by law.

Directors need not be shareholders or Tennessee residents, but they must be of legal age. Each director shall hold office until the expiration of the term for which he is elected, and thereafter until his successor has been elected and qualified or until his death, resignation or removal.

	Prior to Pinnacle’s 2015 annual meeting of shareholders, the board of directors was divided into three classes, Class I, Class II and Class III, which were nearly equal in number as possible, and each class of director served a three year term. Pinnacle’s shareholders approved an amendment to Pinnacle’s charter to declassify the board of directors at the meeting. As a result, beginning with the election of directors at the 2015 annual meeting of shareholders, directors are elected for one year terms when the prior term of the class in which such directors previously were a part expires. The board of directors will be completely declassified following the 2017 annual meeting of shareholders. No person over the age of 70 is eligible for election.	The board of directors of Avenue shall be divided into three classes, as nearly equal in number as the then total number of directors constituting the entire board permits with the term of office of one class expiring each year.

	Pinnacle Shareholder Rights	Avenue Shareholder Rights
	Presently, Pinnacle’s board of directors consists of 14 members. After the merger, Pinnacle’s board of directors will have at least 18 members.	Presently, Avenue’s board of directors consists of 13 members.

Vacancies on the Board of Directors:	The TBCA provides that vacancies on the board of directors may be filled by the shareholders or directors, unless the charter provides otherwise.	The TBCA provides that vacancies on the board of directors may be filled by the shareholders or directors, unless the charter provides otherwise.

Pinnacle’s bylaws provide that the directors, even though less than a quorum, may fill any vacancy on the board of directors, including a vacancy created by an increase in the number of directors. Any appointment by the directors shall continue until the next meeting of Pinnacle’s shareholders at which directors are elected.

Avenue’s bylaws provide that vacancies on the board of directors are filled by the affirmative vote of the directors then in office.

The board of directors may elect a new director to fill any vacancy on the board, and such director shall serve until the next meeting of Avenue’s shareholders at which directors are elected.

Removal of Directors:	The TBCA provides that shareholders may remove directors with or without cause unless the charter provides that directors may be removed only for cause. However, if a director is elected by a particular voting group, that director may only be removed by the requisite vote of that voting group.	The TBCA provides that shareholders may remove directors with or without cause unless the charter provides that directors may be removed only for cause. However, if a director is elected by a particular voting group, that director may only be removed by the requisite vote of that voting group.

	Pinnacle’s charter or bylaws provide that a director may be removed with cause by the holders of a majority of the shares entitled to vote in an election of directors or upon the affirmative vote of a majority of all directors then in office or without cause by a vote of the holders of a majority of the shares entitled to vote in an election of directors.	Neither Avenue’s charter nor its bylaws contains any other specific provision.

Indemnification; Advancement of Expenses:	The Pinnacle charter and bylaws provide that Pinnacle shall have the power to indemnify any director or officer of Pinnacle to the fullest extent permitted by the TBCA, as amended. Pinnacle may also indemnify and advance expenses to any employee or agent of Pinnacle who is not a director or officer to the same extent as to a director or officer if the board of directors determines that to do so is in the best interests of Pinnacle.	The Avenue charter and bylaws provide that Avenue shall indemnify any director, officer, employee or agent of Avenue if the individual acted in a manner he or she believed in good faith to be in or not opposed to the best interests of Avenue and, in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

	Pinnacle Shareholder Rights	Avenue Shareholder Rights
	Pinnacle’s bylaws provide that Pinnacle shall, in the case of any director or officer of Pinnacle, and may, in the case of any employee or agent of Pinnacle, pay in advance the reasonable expenses incurred by any such director, officer, employee or agent if he or she furnishes Pinnacle with a written affirmation of his or her good faith belief that he or she has met the standard of conduct set forth in Pinnacle’s bylaws, and with a written undertaking, executed personally or on his or her behalf, to repay any advances if it is ultimately determined that he or she is not entitled to indemnification.	Avenue’s charter provides that Avenue may advance expenses to its directors, officers, employees and agents to the fullest extent permitted by the TBCA. The bylaws of Avenue provide that Avenue may advance expenses incurred by a director, officer or employee if he or she furnishes Avenue with an undertaking, by and on his or her behalf, to repay any advances if it is ultimately determined that he or she is not entitled to indemnification.

Personal Liability of Directors:	Pinnacle’s charter provides that, to the fullest extent permitted by the TBCA, a director of Pinnacle shall not be liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.	Same as Pinnacle.

The TBCA provides that a corporation may not indemnify a director for liability 1) for any breach of the director’s duty of loyalty to the corporation or its shareholders; 2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or 3) under Sec. 48-18-302 of the TBCA (with respect to the unlawful payment of dividends), as the same exists or may be amended.

Dissenters’ Rights:	The TBCA provides that a shareholder of a corporation is generally entitled to receive payment of the fair value of his or her stock if the shareholder dissents from transactions including a proposed merger, share exchange or a sale of substantially all of the assets of the corporation. However, dissenters’ rights generally are not available to holders of shares, such as shares of Pinnacle common stock, which are registered on a national securities exchange or quoted on a national market security system.	Same as Pinnacle.

	Pinnacle Shareholder Rights	Avenue Shareholder Rights
Votes on Extraordinary Corporate Transactions:	Under the TBCA, a sale or other disposition of all or substantially all of the corporation’s assets, a merger of the corporation with and into another corporation, or a share exchange involving one or more classes or series of the corporation’s shares or a dissolution of the corporation must be approved by the board of directors (except in certain limited circumstances) plus, with certain exceptions, the affirmative vote of the holders of a majority of all shares of stock entitled to vote thereon.	Same as Pinnacle.

	Pinnacle’s charter contains no other specific provision.	Avenue’s charter contains no other specific provision.

Consideration of Other Constituencies:	The TBCA provides that no corporation (nor its officers or directors) registered or traded on a national securities exchange or registered with the SEC shall be held liable for either having failed to approve the acquisition of shares by an interested shareholder on or before such interested shareholder’s share acquisition date, or for opposing any proposed merger, exchange, tender offer or significant disposition of the assets of the corporation or any of its subsidiaries because of a good faith belief that such merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation’s employees, customers, suppliers, the communities in which such corporation or its subsidiaries operate or are located or any other relevant factor if such factors are permitted to be considered by the board of directors under the charter for such corporation in connection with a merger, exchange, tender offer or significant disposition of assets. Pinnacle’s charter permits such factors to be considered.	The TBCA provides that no corporation (nor its officers or directors) registered or traded on a national securities exchange or registered with the SEC shall be held liable for either having failed to approve the acquisition of shares by an interested shareholder on or before such interested shareholder’s share acquisition date, or for opposing any proposed merger, exchange, tender offer or significant disposition of the assets of the corporation or any of its subsidiaries because of a good faith belief that such merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation’s employees, customers, suppliers, the communities in which such corporation or its subsidiaries operate or are located or any other relevant factor if such factors are permitted to be considered by the board of directors under the charter for such corporation in connection with a merger, exchange, tender offer or significant disposition of assets. Avenue’s charter contains no specific provision permitting Avenue’s directors to consider such factors.

Amendment of Charter:	The TBCA provides that certain relatively technical amendments to a corporation’s charter may be adopted by the directors without shareholder action. Generally, the TBCA provides that a corporation’s charter may be amended by a majority of votes entitled to be cast on an amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders.	The TBCA provides that certain relatively technical amendments to a corporation’s charter may be adopted by the directors without shareholder action. Generally, the TBCA provides that a corporation’s charter may be amended by a majority of votes entitled to be cast on an amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders.

	Pinnacle Shareholder Rights	Avenue Shareholder Rights
	Pinnacle’s charter contains no other specific provisions.	Avenue’s charter contains no other specific provisions.

Amendment of Bylaws:	Under the TBCA, shareholder action is generally not necessary to amend the bylaws, unless the charter provides otherwise or the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. The shareholders may amend or repeal Pinnacle’s bylaws even though the bylaws may also be amended or repealed by its board of directors.	Under the TBCA, shareholder action is generally not necessary to amend the bylaws, unless the charter provides otherwise or the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. The shareholders may amend or repeal Avenue’s bylaws even though the bylaws may also be amended or repealed by its board of directors.

	Pinnacle’s bylaws may be altered or amended and new bylaws may be adopted by the shareholders at any annual or special meeting of the shareholders or by the board of directors at any regular or special meeting of the board of directors. If this action is to be taken at a meeting of the shareholders, notice of the general nature of the proposed change in the bylaws must be given in the notice of meeting. The shareholders may provide by resolution that any bylaw provision modified by them may not be modified by the board.	Avenue’s bylaws may be amended, added to, or repealed either by: (1) a majority vote of the shares represented at any duly constituted shareholders’ meeting, or (2) a majority vote of the entire board of directors. Any change in the bylaws made by the board of directors, however, may be amended or repealed by the shareholders

Except as otherwise provided in the charter, action by the shareholders with respect to bylaws shall be taken by an affirmative vote of a majority of all shares entitled to elect directors, and action by the board of directors with respect to the bylaws shall be taken by an affirmative vote of a majority of all directors then holding office.

Control Share Acquisitions:

The Tennessee Control Share Acquisition Act generally provides that, except as stated below, “control shares” will not have any voting rights. Control shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third or a majority of all voting power in the election of a Tennessee corporation’s directors. Shares acquired by such person that causes it to exceed each of these thresholds will be deemed to be control shares. However, voting rights will be restored to control shares by resolution

Same as Pinnacle.

	Pinnacle Shareholder Rights	Avenue Shareholder Rights

approved by the affirmative vote of the holders of a majority of the corporation’s voting stock, other than shares held by the owner of the control shares. If voting rights are granted to control shares which give the holder a majority of all voting power in the election of the corporation’s directors, then the corporation’s other shareholders may require the corporation to redeem their shares at fair value.

The Tennessee Control Share Acquisition Act is not applicable to Pinnacle because the Pinnacle charter does not contain a specific provision “opting in” to the Control Share Acquisition Act.

Investor Protection Act:	The Tennessee Investor Protection Act (which we refer to as the TIPA) provides that unless a Tennessee corporation’s board of directors has recommended a takeover offer to shareholders, no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within the preceding year, may make a takeover offer for any class of equity security of the offeree company if after completion the offeror would be a beneficial owner of more than 10% of any class of outstanding equity securities of the company unless the offeror, before making such purchase: (i) makes a public announcement of his or her intention with respect to changing or influencing the management or control of the offeree company; (ii) makes a full, fair and effective disclosure of such intention to the person from whom he or she intends to acquire such securities; and (iii) files with the Commissioner and the offeree company a statement signifying such intentions and containing such additional information as may be prescribed by the Commissioner.	Same as Pinnacle.

The offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a takeover offer may be withdrawn by an offeree at any time within seven days from the date the offer has become effective following filing with the Commissioner and the offeree company and public announcement of the terms or

	Pinnacle Shareholder Rights	Avenue Shareholder Rights
after 60 days from the date the offer has become effective. If the takeover offer is for less than all the outstanding equity securities of any class, such an offer must also provide for acceptance of securities pro rata if the number of securities tendered is greater than the number the offeror has offered to accept and pay for. If such an offeror varies the terms of the takeover offer before its expiration date by increasing the consideration offered to offerees, the offeror must pay the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the offer.

	The TIPA does not apply to Pinnacle, as it does not apply to bank holding companies subject to regulation by a federal agency.	The TIPA does not apply to Avenue, as it does not apply to bank holding companies subject to regulation by a federal agency.

Business Combinations Involving Interested Shareholders:	The Tennessee Business Combination Act generally prohibits a “business combination” by Pinnacle or a subsidiary with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. Pinnacle or a subsidiary can, however, enter into a business combination within that period if, before the interested shareholder became such, Pinnacle’s board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds of the other shareholders.	Same as Pinnacle.

For purposes of the Tennessee Business Combination Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of Pinnacle stock.

Pinnacle’s charter does not have special requirements for transactions with interested parties.

	Pinnacle Shareholder Rights	Avenue Shareholder Rights
Greenmail Act	The Tennessee Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Tennessee Greenmail Act, Pinnacle may not purchase any of its shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by Pinnacle or Pinnacle makes an offer, of at least equal value per share, to all shareholders of such class.	Same as Pinnacle.

ABOUT PINNACLE FINANCIAL PARTNERS, INC.

General

Pinnacle, a financial holding company under the laws of the United States, is a Tennessee corporation that was incorporated on February 28, 2000. Pinnacle is the parent company of Pinnacle Bank and owns 100% of the capital stock of Pinnacle Bank. Pinnacle Bank started operations on October 27, 2000, in Nashville, Tennessee, and has since grown to 44 offices, including 29 in eight Middle Tennessee counties. Pinnacle Bank also has five offices in Knoxville, five offices in Memphis and one in Chattanooga as well as other offices in nearby communities. Prior to September 4, 2012, when it converted from a national bank to a state bank, Pinnacle Bank was known as Pinnacle National Bank.

Pinnacle Bank operates as a community bank primarily in the urban markets of Nashville, Memphis, Knoxville and Chattanooga, Tennessee and surrounding counties. As an urban community bank, Pinnacle provides the personalized service most often associated with small community banks, while offering the sophisticated products and services, such as investments and treasury management, more typically found at large regional and national banks. This approach has enabled Pinnacle to attract clients from the regional and national banks in the Nashville, Knoxville, Memphis and Chattanooga MSAs and surrounding markets. As a result, Pinnacle has grown to the fourth largest market share in the Nashville MSA and to the sixth largest market share in the Knoxville MSA, based on 2015 FDIC Summary of Deposits data and including the impact of any mergers and acquisitions.

Pinnacle Bank has established a broad base of core deposits, including savings, checking, interest-bearing checking, money market and certificate of deposit accounts. Pinnacle Bank’s deposits are insured by the FDIC to the maximum extent provided by law. Pinnacle Bank also offers a broad array of convenience-centered products and services, including 24 hour telephone and Internet banking, debit cards, direct deposit and cash management services for small to medium-sized businesses. Additionally, Pinnacle Bank is associated with a nationwide network of automated teller machines of other financial institutions that may be used throughout Tennessee and other regions.

Pinnacle offers a full range of lending products, including commercial, real estate and consumer loans to individuals and small-to medium-sized businesses and professional entities.

Pinnacle Bank also maintains a trust department which provides fiduciary and investment management services for individual and commercial clients. Account types include personal trust, endowments, foundations, individual retirement accounts, pensions and custody. Pinnacle Advisory Services, Inc., a registered investment advisor, provides investment advisory services to its clients. Additionally, Miller Loughry Beach Insurance Services, Inc., an insurance agency subsidiary of Pinnacle Bank, provides insurance products, particularly in the property and casualty area, to its clients.

In the third quarter of 2015, Pinnacle and Pinnacle Bank acquired CapitalMark Bank & Trust, a Tennessee state chartered bank with its principal office in Chattanooga, Tennessee and Magna Bank, a Tennessee state-chartered bank with its principal office in Memphis.

In the first quarter of 2016, Pinnacle and Pinnacle Bank collectively acquired an additional 19% interest in Bankers Healthcare Group, LLC (which we refer to as BHG), a privately held company that is a leading provider of financing solutions for healthcare professionals throughout the United States. Pinnacle and Pinnacle Bank now collectively own 49% of the equity interests of BHG. Pinnacle Bank also enhanced its products and services by establishing PNFP Capital Markets Inc., a capital markets subsidiary that will partner with Pinnacle Bank’s financial advisors to offer corporate clients merger & acquisition advisory services, private debt, equity and mezzanine, interest rate derivatives and other selected middle-market advisory services.

As of March 31, 2016, Pinnacle had total consolidated assets of approximately $9.26 billion, total deposits of approximately $7.08 billion, and total shareholders’ equity of approximately $1.23 billion.

Additional Information Concerning Pinnacle

Information concerning:

•	directors and executive officers,

•	executive compensation,

•	principal shareholders,

•	certain relations and related transactions, and

•	other related matters concerning Pinnacle

is included or incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 29, 2016 (which we refer to as the Form 10-K). Additionally, financial statements and information as well as management’s discussion and analysis of financial condition and results of operations are included in the Form 10-K. These reports are incorporated by reference in this proxy statement/prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 95. Shareholders of either Pinnacle or Avenue desiring a copy of such documents may contact Pinnacle at the address listed on the inside front cover page, or the SEC which also maintains a web site on the Internet at www.sec.gov that contains reports that Pinnacle files electronically with the SEC. These reports also are available at Pinnacle’s website at www.pnfp.com. Pinnacle’s website address is provided as an inactive textual reference only. Information contained on or accessible through Pinnacle’s website is not part of this proxy statement/prospectus and is therefore not incorporated by reference, and you should not consider it a part of this proxy statement/prospectus.

ABOUT AVENUE FINANCIAL HOLDINGS, INC. AND AVENUE BANK

Avenue is headquartered in Nashville, Tennessee. Avenue was formed as a single-bank holding company in October 2006 and operates primarily through its subsidiary, Avenue Bank. Avenue Bank’s operations are concentrated in the Nashville metropolitan statistical area (MSA) and provides a range of financial services through its five locations (four of which are retail branches) and a limited deposit courier service (mobile branch) for select commercial banking clients.

Founded by a team of executives and banking professionals having substantial experience with large regional institutions in the middle Tennessee market, Avenue Bank’s strategy is to serve Nashville’s rapidly growing need for local banking services. As a company of more than 120 employees, Avenue Bank is woven into the very fabric of its community, through the widespread service and leadership of its employees in non-profit and civic engagement. Avenue Bank believes this genuine passion and engagement in its community, across the board in the company, provides Avenue Bank with the ability to capture a disproportionate amount of business.

Avenue Bank’s growth strategy focuses primarily on commercial and private banking. Avenue Bank provides products and services that compete with large, national competitors, but with the personalized attention and nimbleness of a community bank. Avenue Bank believes it provides unparalleled levels of client service through the talent and expertise of its people, the responsiveness of its credit processes, and the efficiency with which it conducts business. This leads to the development of significant, long-term relationships with many of Nashville’s leading individuals and businesses.

While Avenue Bank’s lines of business reflect a traditional business strategy, Avenue Bank approaches them in non-traditional ways through its people, culture, and brand. Avenue Bank has built its company on a corporate culture focused on creating a team of highly capable bankers with a depth of leadership and banking talent who provide exceptional service to its customers. Avenue Bank strives to create an environment to encourage personal and professional success, a company where achievements are celebrated and challenges are shared.

Avenue Bank’s culture is a critical component of attracting and retaining experienced banking talent as well as clients. Avenue Bank believes its culture has enabled it to build a brand within the Nashville market for being not just “another bank,” but a significant contributor to the financial well-being of its community. Avenue Bank also believes that the alignment of its culture and brand provides a consistent and differentiating message to its clients, in addition to being a significant contributor to increasing shareholder value.

CERTAIN BENEFICIAL OWNERS OF AVENUE FINANCIAL HOLDINGS, INC. COMMON STOCK

The following table sets forth information as of May 10, 2016 regarding the beneficial ownership of Avenue common stock for:

•	each shareholder known by Avenue to be the beneficial owner of more than 5% of Avenue’s outstanding shares of common stock;

•	each of Avenue’s directors;

•	each of Avenue’s executive officers who are not directors; and

•	all of Avenue’s directors and executive officers as a group.

Avenue has determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within 60 days. For purposes of calculating each person’s percentage ownership, common stock issuable pursuant to options exercisable within 60 days are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, Avenue believes that each beneficial owner identified in the table possesses sole voting and investment power over all Avenue common stock shown as beneficially owned by the beneficial owner.

The percentage of beneficial ownership is based on 10,419,888 shares of Avenue common stock outstanding as of May 10, 2016.

Unless otherwise noted, the address for each shareholder listed in the table below is: c/o Avenue Financial Holdings, Inc., 111 10th Avenue South, Suite 400, Nashville, TN 37203.

		Shares Beneficially Owned
Name:		Number of Shares	Percentage of Shares
Greater than 5% shareholders
Patriot Financial Partners II, L.P Cira Centre 2929 Arch Street, 27th Floor Philadelphia, PA 19104	(1)	758,947	7.33%
Patriot Financial Partners Parallel II, L.P Cira Centre 2929 Arch Street, 27th Floor Philadelphia, PA 19104	(1)	88,553	0.85
Steven R. Gerbel and Brown Trout Management, LLC 311 South Wacker Drive, Suite 6025 Chicago, IL 60606	(2)	520,879	5.03
Directors
David G. Anderson		25,501	0.24
Patrick G. Emery		22,815	0.22
Agenia Clark		18,789	0.18
G. Kent Cleaver		209,107	2.01
James F. Deutsch	(4)	848,500	8.14
Marty Dickens		49,414	0.47
Nancy Falls		6,213	0.06
Joseph C. Galante		41,515	0.40
David Ingram	(5)	531,200	5.10
Steve Moore		29,614	0.28
Ken Robold		17,359	0.17
Ronald L. Samuels		204,443	1.96
Karen Saul		62,863	0.60
Executive Officers Who Are Not Directors
Barbara J. Zipperian	(3)	106,242	1.02
E. Andrew Moats	(3)	37,475	0.36
Directors and Executive Officers as a Group (15 persons)	(3)	2,211,050	21.15%

(1)	Based on Schedule 13G filed February 24, 2015 and subsequent discussions with Patriot Financial Partners.
(2)	Based on Schedule 13G filed February 8, 2016.
(3)	Amounts and percentages include exercise of stock options granted to Ms. Zipperian and Mr. Moats, who have been granted stock options for 26,000, and 10,000, respectively. All of the options are exercisable.
(4)	Includes 847,500 shares held by Patriot Financial Partners II, L.P. and Patriot Financial Partners Parallel II, L.P. Mr. Deutsch is a member of the investment committees which make investment decisions on behalf of both entities.
(5)	Includes 380,000 shares held in a trust for the benefit of Mr. Ingram’s children, as to which Mr. Ingram’s wife serves as trustee. Mr. Ingram disclaims beneficial ownership of such shares.

PROPOSAL #2: ADJOURNMENT OF SPECIAL MEETING

If there are not sufficient votes to constitute a quorum at the time of the special meeting, the special meeting may be adjourned to a later date or dates in order to permit further solicitation of proxies. Except as required by the TBCA, the Avenue board of directors is not required to fix a new record date to determine the Avenue shareholders entitled to vote at the adjourned special meeting. At the adjourned special meeting, any business may be transacted which might have been transacted at the special meeting. If the Avenue board of directors does not fix a new record date, it is not necessary to give any notice of the time and place of the adjourned special meeting other than an announcement at the special meeting at which the adjournment is taken, unless the adjournment is for more than four months after the date fixed for the original special meeting. If a new record date is fixed, notice of the adjourned special meeting shall be given as in the case of an original special meeting.

In order to allow proxies that have been received at the time of the special meeting to be voted for an adjournment, if necessary, this proposal regarding the question of adjournment is being submitted to the Avenue common shareholders as a separate matter for their consideration. If approved, the adjournment proposal will authorize the holder of any proxy solicited by the Avenue board of directors to vote in favor of adjourning the special meeting and any later adjournments. If the Avenue common shareholders approve this adjournment proposal, Avenue could adjourn the special meeting and use the additional time to solicit additional proxies to gain a quorum for the special meeting or approve the merger agreement proposal, including the solicitation of proxies from Avenue common shareholders who previously have voted against the merger agreement proposal. Among other things, approval of the adjournment proposal could mean that, even if proxies representing a sufficient number of votes against the merger agreement proposal have been received, Avenue could adjourn the special meeting without a vote on the merger agreement proposal and seek to convince the holders of those shares of common stock to change their votes to votes in favor of the merger agreement proposal.

Vote Required

The affirmative vote of a majority of shares of Avenue common stock present in person or by proxy and entitled to vote on the matter at the special meeting is required to approve the proposal to authorize adjournment. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to authorize the Avenue board of directors to adjourn the special meeting. If you fail to submit a proxy and fail to attend the special meeting or if your shares of Avenue common stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of Avenue common stock, your shares of Avenue common stock will not be voted on the proposal to adjourn the special meeting, but this will not have an effect on the approval of the adjournment proposal. Properly executed proxies that do not contain voting instructions will be voted “FOR” approval of this proposal (other than proxies related to shares of Avenue common stock held through a bank, brokerage firm or other nominee).

AVENUE’S BOARD OF DIRECTORS RECOMMENDS THAT AVENUE COMMON SHAREHOLDERS VOTE “FOR” THE PROPOSAL TO AUTHORIZE ADJOURNMENT.

EXPERTS

The consolidated financial statements of Pinnacle as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015 have been incorporated by reference herein and in the registration statement of which this proxy statement/prospectus is a part in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Avenue as of December 31, 2015 and for the year ended December 31, 2015 have been incorporated by reference herein and in the registration statement of which this proxy statement/prospectus is a part in reliance upon the report of BKD, LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Avenue as of December 31, 2014 and for each of the years in the two-year period ended December 31, 2014 have been incorporated by reference herein and in the registration statement of which this proxy statement/prospectus is a part in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Avenue has agreed to indemnify and hold KPMG LLP harmless against and from any and all legal costs and expenses incurred by KPMG LLP in successful defense of any legal action or proceeding that arises as a result of KPMG LLP’s consent to the incorporation by reference of its audit report on Avenue’s past financial statements incorporated by reference in the registration statement of which this proxy statement/prospectus is a part.

LEGAL MATTERS

Certain matters pertaining to the validity of the Pinnacle common stock to be issued in connection with the merger will be passed upon by Bass, Berry & Sims PLC. Certain matters pertaining to the federal income tax consequences of the merger will be passed upon for Pinnacle by Bass, Berry & Sims PLC and for Avenue by Bradley Arant Boult Cummings LLP.

SHAREHOLDER PROPOSALS

Pinnacle

In order for shareholder proposals for Pinnacle’s 2017 annual meeting of shareholders to be eligible for inclusion in Pinnacle’s 2017 proxy statement, all such proposals must be mailed to Hugh M. Queener, Corporate Secretary, Pinnacle Financial Partners, Inc., 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201, and must be received no later than the close of business on November 9, 2016. After this date, a shareholder who intends to raise a proposal to be acted upon at Pinnacle’s 2016 annual meeting of shareholders, but who does not desire to include the proposal in Pinnacle’s 2017 proxy statement, must inform Pinnacle in writing no later than January 24, 2017. If notice is not provided by that date, such notice will be considered untimely and Pinnacle’s board of directors may exclude such proposals from being acted upon at the 2017 annual meeting of shareholders. Further, if Pinnacle’s board of directors elects not to exclude the proposal from consideration at the meeting (although not included in the proxy statement), the persons named as proxies in Pinnacle’s proxy statement for the 2017 annual meeting of shareholders may exercise their discretionary authority to act upon any such proposal. If the date of the 2017 annual meeting of shareholders is changed, the dates set forth above may change.

Avenue

If the merger is consummated, there will be no Avenue annual meeting of shareholders for 2016 or 2017. In that case, Avenue shareholders holding Pinnacle common stock as a result of the merger must submit shareholder proposals to Pinnacle in accordance with the procedures described above.

If the merger is not consummated, then Avenue will hold an annual meeting later in 2016.

WHERE YOU CAN FIND MORE INFORMATION

Pinnacle and Avenue file annual, quarterly and current reports, proxy statements and other information with the SEC. Pinnacle’s and Avenue’s SEC filings are also available over the Internet at the SEC’s website at www.sec.gov. The SEC’s website is included in this proxy statement/prospectus as an inactive textual reference only. The information contained on the SEC’s website is not incorporated by reference into this proxy statement/prospectus and should not be considered to be part of this proxy statement/prospectus unless such information is otherwise specifically referenced elsewhere in this proxy statement/prospectus. You may also read and copy any document Pinnacle or Avenue files at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the public reference room. Each of Pinnacle and Avenue makes available free of charge through its website its annual, quarterly and current reports, proxy statements and other information, including amendments thereto, as soon as reasonably practicable after such material is filed with or furnished to the SEC. Pinnacle’s website address is www.pnfp.com. Avenue’s website address is www.avenuenashville.com. Pinnacle’s and Avenue’s website addresses are provided as inactive textual references only. Information contained on or accessible through Pinnacle’s and Avenue’s websites are not part of this proxy statement/prospectus and are therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this proxy statement/prospectus.

Pinnacle and Avenue “incorporate by reference” into this proxy statement/prospectus, which means Pinnacle and Avenue can disclose important information to you by referring you specifically to those documents. This means that the information incorporated by reference is deemed to be part of this proxy statement/prospectus, unless superseded by information contained directly in this proxy statement/prospectus. Certain information that Pinnacle and Avenue subsequently files with the SEC will automatically update and supersede information in this proxy statement/prospectus and in Pinnacle’s or Avenue’s, as the case may be, other filings with the SEC. Pinnacle and Avenue incorporate by reference the documents listed below, which Pinnacle or Avenue, as the case may be, have already filed with the SEC, and any future filings Pinnacle or Avenue makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this proxy statement/prospectus and before the adjournment of the special meeting, and after the date of the initial registration statement and prior to the effectiveness of the registration statement, except that Pinnacle and Avenue are not incorporating any information included in a Current Report on Form 8-K that has been or will be furnished (and not filed) with the SEC, unless such information is expressly incorporated herein by reference to a furnished Current Report on Form 8-K or other furnished document:

Pinnacle’s Filings:

1.	Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 29, 2016;

2.	Pinnacle’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 6, 2016;

3.	the information in Pinnacle’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 10, 2016, to the extent that information included therein is deemed “filed” with the SEC under the Exchange Act;

4.	Pinnacle’s Current Reports on Form 8-K filed with the SEC on January 20, 2016, January 26, 2016, January 29, 2016, March 3, 2016, March 4, 2016, March 11, 2016, March 31, 2016, April 1, 2016 and April 21, 2016; and

5.	the description of Pinnacle’s common stock contained in Pinnacle’s Registration Statement on Form 8-A/A filed with the SEC and dated January 12, 2009, including all amendments and reports filed for purposes of updating such description.

Avenue’s Filings:

1.	Avenue’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 29 2016;

2.	Avenue’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 10, 2016; and

3.	Avenue’s Current Report on Form 8-K filed with the SEC on January 29, 2016.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information, as applicable:

Pinnacle Financial Partners, Inc. 150 Third Avenue South, Suite 900 Nashville, Tennessee 37201 Attention: Harold R. Carpenter Telephone: (615) 744-3700	or	Avenue Financial Holdings, Inc. 111 10th Avenue South, Suite 400 Nashville, Tennessee 37203 Attention: Barbara J. Zipperian Telephone: (615) 736-6940

Pinnacle has filed a registration statement on Form S-4 to register with the SEC shares of Pinnacle common stock that holders of Avenue common stock will receive in connection with the consummation of the transactions contemplated by the merger agreement, if Avenue’s common shareholders approve the merger agreement and the transactions contemplated thereby are completed. This proxy statement/prospectus is a part of the registration statement of Pinnacle on Form S-4 and is a prospectus for Pinnacle and a proxy statement for Avenue.

You should only rely on the information in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with different information. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date on the front page. We are not making an offer to sell or exchange any securities, soliciting any offer to buy any securities, or soliciting any proxy, in any state where it is unlawful to do so.

Appendix A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and between

PINNACLE FINANCIAL PARTNERS, INC.

and

AVENUE FINANCIAL HOLDINGS, INC.

Dated as of January 28, 2016

ARTICLE I. THE MERGER		A-1
1.1	The Merger	A-1
1.2	Effective Time	A-2
1.3	Effects of the Merger	A-2
1.4	Conversion of Target Common Stock	A-2
1.5	Acquiror Capital Stock	A-3
1.6	Options	A-3
1.7	Charter	A-3
1.8	Bylaws	A-3
1.9	Tax Consequences	A-3
1.10	Officers and Directors of Surviving Corporation	A-3
1.11	Appointment of Target Director to Acquiror’s and Acquiror Bank’s Boards of Directors	A-3
1.12	Offices of Acquiror and Target; Headquarters of Surviving Corporation	A-4
1.13	Approval of Shareholders	A-4
1.14	Subordinated Notes	A-4

ARTICLE II. DELIVERY OF MERGER CONSIDERATION		A-4
2.1	Deposit of Merger Consideration	A-4
2.2	Delivery of Merger Consideration	A-4
2.3	Withholding	A-6

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF ACQUIROR		A-6
3.1	Corporate Organization	A-6
3.2	Capitalization	A-7
3.3	Authority; No Violation	A-8
3.4	Consents and Approvals	A-8
3.5	Reports	A-9
3.6	Financial Statements	A-9
3.7	Broker’s Fees	A-10
3.8	Absence of Certain Changes or Events	A-10
3.9	Legal Proceedings	A-10
3.10	Taxes and Tax Returns	A-10
3.11	Employees	A-11
3.12	SEC Reports	A-12
3.13	Compliance with Applicable Law	A-12
3.14	Agreements with Regulatory Agencies	A-13
3.15	Deposit Insurance	A-13
3.16	CRA	A-13
3.17	Reorganization	A-13
3.18	Information Supplied	A-13
3.19	Data Privacy	A-14
3.20	No Further Representations	A-14

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF TARGET		A-14
4.1	Corporate Organization	A-14
4.2	Capitalization	A-15
4.3	Authority; No Violation	A-16
4.4	Consents and Approvals	A-16
4.5	Reports	A-17
4.6	Financial Statements	A-17
4.7	Broker’s Fees	A-17

A-(i)

4.8	Absence of Certain Changes or Events	A-17
4.9	Legal Proceedings	A-19
4.10	Taxes and Tax Returns	A-20
4.11	Employees	A-21
4.12	Employee Benefits	A-22
4.13	Compliance with Applicable Law	A-24
4.14	Certain Contracts	A-24
4.15	Agreements with Regulatory Agencies	A-25
4.16	Real Estate	A-25
4.17	Interest Rate Risk Management Instruments	A-26
4.18	Undisclosed Liabilities	A-27
4.19	Insurance	A-27
4.20	Intellectual Property; Data Privacy	A-27
4.21	Investment Securities	A-28
4.22	Regulatory Capitalization	A-28
4.23	Loans; Nonperforming and Classified Assets	A-28
4.24	Allowance for Loan and Lease Losses	A-29
4.25	Investment Management and Related Activities	A-29
4.26	Repurchase Agreements	A-30
4.27	Deposit Insurance	A-30
4.28	CRA, Anti-money Laundering and Customer Information Security	A-30
4.29	Transactions with Affiliates	A-30
4.30	Environmental Liability	A-30
4.31	State Takeover Laws	A-31
4.32	Reorganization	A-31
4.33	Target Reports	A-31
4.34	Information Supplied	A-31
4.35	Internal Controls	A-31
4.36	Directors and Officers	A-32
4.37	Opinion of Target Financial Advisor	A-32
4.38	No Further Representations	A-32

ARTICLE V. COVENANTS RELATING TO CONDUCT OF BUSINESS		A-32
5.1	Conduct of Businesses Prior to the Effective Time	A-32
5.2	Target Forbearances	A-33
5.3	Acquiror Forbearances	A-35

ARTICLE VI. ADDITIONAL AGREEMENTS		A-36
6.1	Regulatory Matters	A-36
6.2	Access to Information	A-38
6.3	Shareholder Approval	A-38
6.4	Legal Conditions to Merger	A-38
6.5	Stock Quotation or Listing	A-39
6.6	Employee Benefit Plans; Existing Agreements	A-39
6.7	Indemnification; Directors’ and Officers’ Insurance	A-40
6.8	Additional Agreements	A-41
6.9	Advice of Changes	A-41
6.10	Acquisition Proposals; Board Recommendation	A-41
6.11	Financial Statements and Other Current Information	A-44
6.12	Exemption from Liability under Section 16(b)	A-44
6.13	Bank Merger	A-44
6.14	Exchange Matters	A-45

A-(ii)

ARTICLE VII. CONDITIONS PRECEDENT		A-45
7.1	Conditions to Each Party’s Obligation to Effect the Merger	A-45
7.2	Conditions to Obligations of Target	A-45
7.3	Conditions to Obligations of Acquiror	A-46

ARTICLE VIII. TERMINATION AND AMENDMENT		A-47
8.1	Termination	A-47
8.2	Effect of Termination	A-49
8.3	Termination Fee	A-49

ARTICLE IX. GENERAL PROVISIONS		A-50
9.1	Closing	A-50
9.2	Nonsurvival of Representations, Warranties and Agreements	A-50
9.3	Expenses	A-50
9.4	Notices	A-51
9.5	Interpretation	A-51
9.6	Amendment	A-51
9.7	Extension; Waiver	A-52
9.8	Counterparts	A-52
9.9	Entire Agreement	A-52
9.10	Governing Law	A-52
9.11	Waiver of Jury Trial	A-52
9.12	Publicity	A-53
9.13	Assignment; Third Party Beneficiaries	A-53
9.14	Severability	A-53
9.15	Delivery by Facsimile or Electronic Transmission	A-53
9.16	Specific Performance	A-53

A-(iii)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of January 28, 2016 (this “Agreement”), by and between AVENUE FINANCIAL HOLDINGS, INC., a Tennessee corporation (“Target”), and PINNACLE FINANCIAL PARTNERS, INC., a Tennessee corporation (“Acquiror”).

RECITALS:

WHEREAS, the Boards of Directors of Acquiror and Target have approved, and deem it advisable and in the best interests of their respective corporations and shareholders to consummate the strategic business combination transaction provided for herein in which Target will, subject to the terms and conditions set forth herein, merge with and into Acquiror (the “Merger”), so that Acquiror is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger;

WHEREAS, the Boards of Directors of Acquiror and Target have each determined that the Merger and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals;

WHEREAS, as a material inducement and as additional consideration to Acquiror to enter into this Agreement, certain holders of the Target’s Common Stock have entered into a voting agreement with Acquiror dated as of the date hereof, the form of which is attached hereto as Exhibit A (each a “Voting Agreement” and collectively, the “Voting Agreements”), pursuant to which each such person has agreed, among other things, to vote all shares of Target Common Stock owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and

WHEREAS, for Federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Treasury Regulation Section 1.368-2(g).

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I.

THE MERGER

1.1 The Merger.

(a) Subject to the terms and conditions of this Agreement, in accordance with the Tennessee Business Corporation Act (the “TBCA”), at the Effective Time, Target shall merge with and into Acquiror. Acquiror shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Tennessee. Upon consummation of the Merger, the separate corporate existence of Target shall terminate.

(b) The parties may by mutual agreement at any time change the method of effecting the combination of Target and Acquiror, if and to the extent they deem such change to be desirable; provided, however, that no such change shall (i) alter or change the amount or form of Merger Consideration to be provided to holders of Target Common Stock as provided for in this Agreement, (ii) adversely affect the tax treatment of holders of Target Common Stock as a result of receiving the Merger Consideration or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

1.2 Effective Time. The Merger shall become effective as set forth in the articles of merger (the “Articles of Merger”) that shall be filed with the Secretary of State of the State of Tennessee (the “Tennessee Secretary”) on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Articles of Merger.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 48-21-108 of the TBCA.

1.4 Conversion of Target Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Target, Acquiror or the holder of any of the following securities:

(a) Subject to Section 2.2(e), each share of the common stock, no par value per share, of Target (the “Target Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of Target Common Stock owned by Target, Acquiror or any of their respective Subsidiaries (other than shares of Target Common Stock held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary capacity, that are beneficially owned by third parties (any such shares held in a fiduciary capacity by Target, Acquiror or any of their respective Subsidiaries, as the case may be, being referred to herein as “Trust Account Shares”) and shares of Target Common Stock held on account of a debt previously contracted (“DPC Shares”)), shall be converted into the right to receive (i) 0.36 shares (the “Exchange Ratio”) of the common stock, $1.00 par value per share, of Acquiror (the “Acquiror Common Stock”) together with cash in lieu of any fractional shares in accordance with the provisions of Section 2.2(e) of this Agreement (the “Stock Consideration”) and (ii) an amount in cash equal to $2.00, without interest (the “Cash Consideration” and together with the Stock Consideration, the “Merger Consideration”). No shares of preferred stock of Acquiror will be issued in connection with the transactions contemplated by this Agreement.

(b) All of the shares of Target Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Target Common Stock (each, a “Certificate”) and each uncertificated share Target Common Stock (each, an “Uncertificated Share”) registered to a holder of Target Common Stock on the stock transfer books of Target shall thereafter represent only the right to receive (i) a certificate representing the Stock Consideration in whole shares of Acquiror Common Stock together with any cash in lieu of fractional shares pursuant to Section 2.2(e); and (ii) the Cash Consideration deliverable with respect to the shares of Target Common Stock represented by such Certificate or Uncertificated Share, into which the shares of Target Common Stock represented by such Certificate or Uncertificated Share have been converted pursuant to this Section 1.4 and Section 2.2(e). Certificates and Uncertificated Shares previously representing shares of Target Common Stock other than shares of Target Common Stock owned by Target or Acquiror (other than Trust Account Shares and DPC Shares) shall be exchanged for (i) certificates representing whole shares of Acquiror Common Stock, equal to the Stock Consideration, together with any cash in lieu of fractional shares; and (ii) the Cash Consideration in consideration therefor upon the surrender of such Certificates or transfer of such Uncertificated Shares in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time and not prohibited by the terms of this Agreement, the outstanding shares of Acquiror Common Stock or Target Common Stock shall have been increased, decreased, or changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an equitable and proportionate adjustment shall be made to the Exchange Ratio per share payable pursuant to this Agreement and the amount of Cash Consideration payable pursuant to this Agreement.

(d) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Target Capital Stock (as defined below) that are owned by Target, Acquiror or any of their respective Subsidiaries (other than Trust Account Shares and DPC Shares) shall be cancelled and shall cease to exist, and no Merger Consideration shall be delivered in exchange therefor.

1.5 Acquiror Capital Stock. At and after the Effective Time, each share of Acquiror Capital Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.6 Options.

(a) Target shall ensure that, (i) prior to the Effective Time, each outstanding option to acquire shares of Target Common Stock (the “Target Stock Options”) issued pursuant to Target’s equity-based compensation plans identified in Section 4.12(a) of the Target Disclosure Schedule (the “Target Stock Plans”), shall become, subject to Closing, fully vested and exercisable (without regard to whether the Target Stock Options are then vested or exercisable), (ii) at the Effective Time all Target Stock Options not theretofore exercised shall be cancelled and, in exchange therefor, converted automatically into the right to receive a cash payment from the Surviving Corporation (the “Cash Out Amount”) in an amount equal to the product of (x) the excess, if any, of $20.00 over the exercise price of each such Target Stock Option and (y) the number of shares of Target Common Stock subject to such option to the extent not previously exercised (such payment, if any, to be net of applicable Taxes withheld pursuant to Section 2.3), and (iii) after the Effective Time, any such cancelled Target Stock Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the Cash Out Amount, without interest. In the event the exercise price per share of Target Common Stock subject to a Target Stock Option is equal to or greater than $20.00, such Target Stock Option shall be cancelled without consideration and have no further force or effect.

(b) Target shall use its reasonable best efforts to ensure that, as of the Effective Time, the Target Stock Plans shall terminate and that no person shall have any right under the Target Stock Plans, except as set forth herein (including, to the extent necessary, using reasonable best efforts to obtain any necessary consents, if any, of the holders of Target Stock Options in order to give effect to this Section 1.6).

(c) At or promptly after the Effective Time (which may be in connection with the payment of the first regular base salary payment due to such holder following the Closing, and in any event shall occur within thirty (30) days of the Effective Time), the Surviving Corporation or Acquiror Bank shall deliver the Cash Out Amount to the holders of Target Stock Options, without interest.

1.7 Charter

. Subject to the terms and conditions of this Agreement, at the Effective Time, the charter of Acquiror, as then amended (the “Acquiror Charter”), shall be the charter of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.8 Bylaws. Subject to the terms and conditions of this Agreement, at the Effective Time, the bylaws of Acquiror, as then amended (the “Acquiror Bylaws”), shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.9 Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

1.10 Officers and Directors of Surviving Corporation. The officers and directors of Acquiror as of immediately prior to the Effective Time shall continue as the officers and directors of the Surviving Corporation.

1.11 Appointment of Target Director to Acquiror’s and Acquiror Bank’s Boards of Directors. As soon as reasonably practicable following the Closing, Acquiror shall take all requisite action to elect Ron Samuels and Marty Dickens, or if either of them is unwilling or unable to serve, another member of Target’s board of directors as of the date hereof designated by Acquiror to the board of directors of Acquiror and Acquiror’s bank subsidiary (the “Acquiror Bank”).

1.12 Offices of Acquiror and Target; Headquarters of Surviving Corporation. From and after the Effective Time, the location of the headquarters and principal executive offices of the Surviving Corporation shall be 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201, which is the headquarters and principal executive offices of Acquiror as of the date hereof.

1.13 Approval of Shareholders. Prior to consummation of the Merger, this Agreement shall be approved by the shareholders of Target.

1.14 Subordinated Notes. Upon consummation of the Merger, the Surviving Corporation shall, by virtue of the Merger, have assumed as of the Effective Time Target’s obligations under Target’s Fixed/Floating Rate Subordinated Notes due 2024 in accordance with the terms thereof.

ARTICLE II.

DELIVERY OF MERGER CONSIDERATION

2.1 Deposit of Merger Consideration. At or prior to the Closing, Acquiror shall deposit, or shall cause to be deposited, with a bank or trust company reasonably acceptable to Target and Acquiror (the “Exchange Agent”), for the benefit of the holders of Certificates and Uncertificated Shares, for exchange in accordance with this Article II, the Cash Consideration, certificates (or at Acquiror’s option, evidence of shares in book entry form) representing the shares of Acquiror Common Stock constituting the Stock Consideration and cash in lieu of any fractional shares with respect to the Stock Consideration (such cash and certificates for shares of Acquiror Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.4 and paid pursuant to Section 1.4 and Section 2.2(e) in exchange for shares of Target Common Stock outstanding as of the Effective Time. The Exchange Agent shall not be entitled to vote or exercise any other rights of ownership with respect to the shares of Acquiror Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends and other distributions payable or distributable with respect to such shares for the account of the persons entitled thereto.

2.2 Delivery of Merger Consideration.

(a) As soon as practicable, but in no event later than five business days, after the Effective Time, the Exchange Agent shall mail to each holder of record of one or more Certificates or Uncertificated Shares a letter of transmittal (“Letter of Transmittal”) in customary form as reasonably agreed by the parties hereto (which shall specify that delivery shall be effected, and risk of loss of and title shall pass, only upon delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates or the transfer of the Uncertificated Shares in exchange for the Merger Consideration. Upon proper surrender of a Certificate or Certificates to the Exchange Agent for exchange and cancellation, together with such properly completed Letter of Transmittal or upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book entry transfer of Uncertificated Shares, the holder of such Certificate or Certificates or Uncertificated Shares, as applicable, shall be entitled to receive in exchange therefor, as applicable, (i) the Merger Consideration that such holder of the Certificate or Uncertificated Share shall have become entitled pursuant to the provisions of Article I; and (ii) a check representing the amount of any dividends or distributions that such holder is entitled to receive pursuant to Section 2.2(b), and the Certificate or Certificates so surrendered or the Uncertificated Share or Uncertificated Shares transferred shall forthwith be cancelled. No interest will be paid or accrued on any cash or on any unpaid dividends and distributions payable to holders of Certificates or Uncertificated Shares.

(b) No dividends or other distributions declared with respect to Acquiror Common Stock shall be paid to the holder of any unsurrendered Certificate or untransferred Uncertificated Share with respect to the shares of Acquiror Common Stock represented thereby until the holder thereof shall surrender such Certificate or transfer such Uncertificated Share in accordance with this Article II. After the surrender of a Certificate or transfer of an

Uncertificated Share in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Acquiror Common Stock represented by such Certificate or Uncertificated Share.

(c) If any certificate representing shares of Acquiror Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered or the Uncertificated Share or Uncertificated Shares transferred in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer or such Uncertificated Share or Uncertificated Shares shall be properly transferred, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Acquiror Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered or Uncertificated Share or Uncertificated Shares transferred, or required for any other reason, or shall establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of Target of the shares of Target Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration.

(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Acquiror Common Stock shall be issued upon the surrender of Certificates or transfer of Uncertificated Shares for exchange, no dividend or distribution with respect to Acquiror Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Acquiror. In lieu of the issuance of any such fractional share, Acquiror shall pay to each former shareholder of Target who otherwise would be entitled to receive such fractional share an amount in cash determined by multiplying (i) the average of the closing prices of Acquiror Common Stock on the Nasdaq Global Select Market (“Nasdaq”), or such other securities market or stock exchange on which the Acquiror Common Stock then principally trades, for the ten (10) trading days ending on the business day immediately preceding the Closing Date by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Acquiror Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Target as of the first anniversary of the Effective Time shall be delivered to Acquiror. Any former shareholders of Target who have not theretofore complied with this Article II shall thereafter look only to Acquiror for payment of the Merger Consideration and any unpaid dividends and distributions on the Acquiror Common Stock deliverable in respect of each share of Target Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Target, the Target Subsidiary (as defined below), Acquiror, Acquiror Bank, the Exchange Agent or any other person shall be liable to any former holder of shares of Target Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Acquiror, the posting by such person of a bond in such amount as Acquiror may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent, or if the Merger Consideration payable with respect to such Certificate has been returned to Acquiror pursuant to Section 2.2(f), Acquiror, will issue the Merger Consideration in exchange for such lost, stolen or destroyed Certificate.

(h) The payment of any transfer, documentary, sales, use, stamp, registration, value added and other Taxes and fees (including any penalties and interest) incurred solely by a holder of shares of Target Common Stock in connection with the Merger, and the filing of any related Tax returns and other documentation with respect to such Taxes and fees, shall be the sole responsibility of such holder.

2.3 Withholding. Each of Acquiror, Target and the Surviving Corporation is entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any amounts payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of shares of Target Common Stock or Target Stock Options such amounts as are required to be deducted or withheld therefrom under the Code, or any provision of state, local or foreign Tax law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Except as disclosed in (a), other than with respect to the representations and warranties in Section 3.2, Section 3.3(a) and Section 3.7, the Acquiror Reports (defined below) filed after January 1, 2013, and prior to the date hereof, but excluding any risk factors or forward-looking disclosures set forth under the heading “Risk Factors” or under the heading “Special Note Regarding Forward-Looking Statements” or any other disclosure that is cautionary, predictive or forward-looking in nature, or (b) the disclosure schedule (the “Acquiror Disclosure Schedule”) delivered by Acquiror to Target prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of Acquiror’s covenants contained in Article V, provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, and (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission by Acquiror that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect), Acquiror hereby represents and warrants to Target as follows:

3.1 Corporate Organization.

(a) Acquiror is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee. Acquiror has the corporate and other power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing would not, either individually or in the aggregate, have a Material Adverse Effect on Acquiror. As used in this Agreement, the term “Material Adverse Effect” means, (A) with respect to Target, a material adverse effect on (i) the business, operations, results of operations, or financial condition of Target and the Target Subsidiary, taken as a whole, or (ii) the ability of Target to timely consummate the transactions contemplated hereby and (B) with respect to Acquiror, a material adverse effect on (i) the business, operations, results of operations, or financial condition of Acquiror and its Subsidiaries, taken as a whole, or (ii) the ability of Acquiror to timely consummate the transactions contemplated hereby; provided, however, that with respect to clause (A)(i) and (B)(i) the following shall not be deemed to have a Material Adverse Effect: any change or event caused by or resulting from (I) changes, after the date hereof, in prevailing interest rates, currency exchange rates or other economic or monetary conditions in the United States or elsewhere, (II) changes, after the date hereof, in United States or foreign securities markets, including changes in price levels or trading volumes, (III) changes or events, after the date hereof, affecting the financial services industry generally and not specifically relating to Acquiror or Target or their respective Subsidiaries, as the case may be, (IV) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (V) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity, (VI) actions or omissions of Acquiror or Target taken with the prior written consent of the other or required hereunder, (VII) the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or the announcement thereof, (VIII) any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located; and provided, further, that in no event shall a change in the trading prices, or trading volume, of a party’s capital stock, by itself, be considered material or constitute a Material Adverse Effect, or (IX) the failure by Target or Acquiror to meet any internal or published industry analyst projections, forecasts or estimates of revenues or earnings or other financial or operating metrics for any period (it being understood that any facts or circumstances giving rise to or contributing to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been a Material Adverse Effect).

(b) Acquiror is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True and complete copies of the Acquiror Charter and Acquiror Bylaws, as in effect as of the date of this Agreement, have previously been made available by Acquiror to Target.

(c) Each Acquiror Subsidiary, including Acquiror Bank, (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is, in the case of Acquiror Bank, a Tennessee state banking corporation, (iii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on Acquiror and (iv) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except to the extent that the failure to have such power or authority would not reasonably be expected to have a Material Adverse Effect on Acquiror. As used in this Agreement, the word “Subsidiary” when used with respect to any party means any bank, savings bank, corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes under GAAP.

3.2 Capitalization.

(a) The authorized capital stock of Acquiror consists of ninety million (90,000,000) shares of Acquiror Common Stock, of which, as of December 31, 2015, 40,906,064 shares were issued and outstanding (inclusive of 866,314 shares of Acquiror Common Stock granted in respect of restricted share awards for which the forfeiture restrictions have not at that date lapsed), and ten million (10,000,000) shares of preferred stock, no par value per share (the “Acquiror Preferred Stock,” and together with the Acquiror Common Stock, the “Acquiror Capital Stock”), of which, as of December 31, 2015, no shares were issued and outstanding. As of the date hereof, no shares of Acquiror Capital Stock were reserved for issuance except as disclosed in Section 3.2(a) of the Acquiror Disclosure Schedule or for (i) 1,249,166 shares of Acquiror Common Stock reserved for issuance upon the exercise of outstanding options to purchase shares of Acquiror Common Stock (each a “Acquiror Stock Option”), (ii) 2,435 shares of Acquiror Common Stock reserved for issuance upon the exercise of outstanding stock appreciation rights and (iii) 217,602 shares of Acquiror Common Stock reserved for issuance in settlement of outstanding restricted stock unit awards (including performance-based restricted stock units), in each case pursuant to the equity-based compensation plans of Acquiror (the “Acquiror Stock Plans”) as identified in Section 3.2(a) of the Acquiror Disclosure Schedule. All of the issued and outstanding shares of Acquiror Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. All of the Acquiror Stock Plans have been approved by the Acquiror’s shareholders, or shareholders of corporations that Acquiror has acquired, in accordance with the requirements of the TBCA and the Code.

(b) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of Acquiror are issued or outstanding.

(c) Except as disclosed in Section 3.2(c) of the Acquiror Disclosure Schedule, Acquiror owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of Acquiror has or is bound by any outstanding subscription, option, warrant, call, commitment or agreement of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) Acquiror has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the board of directors of Acquiror. The board of directors of Acquiror determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Acquiror and its shareholders. No other corporate proceedings on the part of Acquiror are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Acquiror and (assuming due authorization, execution and delivery by Target) constitutes a valid and binding obligation of Acquiror, enforceable against Acquiror in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies). The shares of Acquiror Common Stock to be issued in the Merger have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Acquiror will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by Acquiror, nor the consummation by Acquiror of the transactions contemplated hereby, nor compliance by Acquiror with any of the terms or provisions hereof, will (i) violate any provision of the organization documents of Acquiror or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Acquiror or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Acquiror or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Acquiror or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except in the case of clause (ii) above for such violations, conflicts, breaches, losses, defaults, terminations, cancellations, accelerations, or Liens which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror.

3.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “FRB”), Federal Deposit Insurance Corporation (the “FDIC”) and the Tennessee Department of Financial Institutions (the “TDFI”) and approval of such applications and notices, (ii) the filing of any required applications, waiver requests or notices with any other federal, state or foreign agencies or regulatory authorities and approval or grant of such applications, waiver requests and notices (the “Other Regulatory Approvals”), (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a Proxy Statement/Prospectus in definitive form relating to the meeting of Target’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (the “Proxy Statement/Prospectus”), and of the registration statement on Form S-4 (the “Form S-4”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) in which the Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Form S-4, (iv) the filing of the Articles of Merger with the Tennessee Secretary pursuant to the TBCA, (v) any notice or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (vi) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and the rules of Nasdaq, or which are required under consumer finance, insurance, mortgage banking and other similar laws, (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement, and (viii) the approval of the listing on Nasdaq of the shares of Acquiror Common Stock to be issued as a portion of the Merger Consideration, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) or Regulatory Agency are necessary in connection with (A) the execution and delivery by Acquiror of this Agreement and (B) the consummation by Acquiror of the Merger and the other transactions contemplated hereby. Except for any consents, authorizations, or approvals which are listed in Section 3.4 of the Acquiror Disclosure Schedule, no consents, authorizations, or approvals of any person, other than a Governmental Entity or Regulatory Agency, are necessary in connection with (A) the execution and delivery by Acquiror of this Agreement and (B) the consummation by Acquiror of the Merger and the other transactions contemplated hereby. No vote or other approval of the shareholders or any of the securityholders of Acquiror is required in connection with the execution, delivery or performance of this Agreement or to consummate the transactions contemplated hereby (including the issuance of Stock Consideration) in accordance with the terms hereof, whether by reason of applicable law, the organizational documents of Acquiror, the rules or requirements of any exchange or self-regulatory organization, including Nasdaq, or otherwise.

3.5 Reports. Each of Acquiror and its Subsidiaries has timely filed or furnished, as applicable, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2013 with (i) the FRB, (ii) the FDIC, (iii) any state regulatory authority (each a “State Regulator”), including without limitation the TDFI or (iv) the SEC, (individually, a “Regulatory Agency” and collectively, the “Regulatory Agencies”), and all other reports and statements required to be filed or furnished by them since January 1, 2013, including, without limitation, any report or statement required to be filed or furnished pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file or furnish such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Acquiror. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Acquiror and its Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the knowledge of Acquiror, investigation into the business or operations of Acquiror or any of its Subsidiaries since January 1, 2013, except where such proceedings or investigations would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any written report or statement relating to any examinations of Acquiror or any of its Subsidiaries which, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Acquiror.

3.6 Financial Statements. The consolidated financial statements of Acquiror and its Subsidiaries included in the Acquiror Reports (as defined herein) (including the related notes, where applicable) fairly present in all material respects the consolidated results of operations, changes in shareholders’ equity, cash flows and financial position of Acquiror and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with accounting principles generally accepted in the United States (“GAAP”)

consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Acquiror and its Subsidiaries have been since January 1, 2013, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

3.7 Broker’s Fees. Except for Sandler O’Neill + Partners, L.P., neither Acquiror nor any of its Subsidiaries or any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

3.8 Absence of Certain Changes or Events.

(a) Since September 30, 2015, there have been no events, occurrences, developments or changes that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Acquiror.

(b) Since September 30, 2015, through and including the date of this Agreement, Acquiror and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9 Legal Proceedings.

(a) Except as disclosed in Section 3.9(a) of the Acquiror Disclosure Schedule, neither Acquiror nor any of its Subsidiaries is a party to any, and there are no pending or, to Acquiror’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Acquiror or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement as to which, in any such case, there is a reasonable probability of an adverse determination, and which if adversely determined would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror.

(b) There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated bank holding companies or banks) imposed upon Acquiror, any of its Subsidiaries or the assets of Acquiror or any of its Subsidiaries that, either individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Acquiror.

3.10 Taxes and Tax Returns.

(a) Each of Acquiror and its Subsidiaries has duly filed all federal, state, foreign and local information returns and Tax returns required to be filed by it on or prior to the date of this Agreement and has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than (i) Taxes or other governmental charges that are not yet delinquent or are being contested in good faith or have not been finally determined and have been adequately reserved against under GAAP, or (ii) information returns, Tax returns or Taxes as to which the failure to file, pay or make provision for would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror. All such Tax returns are accurate and complete in all material respects. There are no material disputes pending, or to the knowledge of Acquiror, claims asserted, for Taxes or assessments upon Acquiror or any of its Subsidiaries for which Acquiror does not have reserves that are adequate under GAAP. Neither Acquiror nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Acquiror and its Subsidiaries). Within the past five years, neither Acquiror nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code. Acquiror has no liability for Taxes of any person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise. No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to Acquiror. All Taxes required to be withheld, collected or deposited by or with respect to Acquiror have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority, except for failures to so withhold, collect or deposit that are immaterial, individually and in the aggregate. Acquiror has not been requested to grant, nor has it granted, any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax, which waiver or extension has not since expired. Acquiror has not participated in any “listed transaction” or “reportable transaction” or “tax shelter” within the meaning of the Code requiring it to file, register, prepare, produce or maintain any disclosure, report, list or any other statement or document under Sections 6111 or 6112 of the Code. Acquiror is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b) As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).

3.11 Employees.

(a) Section 3.11(a) of the Acquiror Disclosure Schedule sets forth a true and complete list of the material benefit or compensation plans, arrangements or agreements, and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plans, programs, arrangements or agreements that are sponsored by Acquiror or its Subsidiaries or maintained or contributed to, or required to be contributed to, for the benefit of current or former directors or employees of Acquiror and its Subsidiaries or with respect to which Acquiror or its Subsidiaries may, directly or indirectly, have any liability to such directors or employees, as of the date of this Agreement (the “Acquiror Benefit Plans”).

(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror, (i) each of the Acquiror Benefit Plans has been operated and administered in all material respects in compliance with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code, (ii) each of the Acquiror Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter (upon which Acquiror is entitled to rely) from the United States Internal Revenue Service (the “IRS”) that such Acquiror Benefit Plan is so qualified, and to the knowledge of Acquiror, there are no existing circumstances or any events that have occurred that are reasonably likely to adversely affect the qualified status of any such Acquiror Benefit Plan, (iii) no material liability under Title IV of ERISA has been incurred by Acquiror, its Subsidiaries or any trade or business, whether or not incorporated, all of which together with Acquiror, would be deemed a “single employer” under Section 4001 of ERISA (an “Acquiror ERISA Affiliate”) that has not been satisfied in full, and, to the knowledge of Acquiror, no condition exists that presents a material risk to Acquiror, its Subsidiaries or any Acquiror ERISA Affiliate of incurring a material liability thereunder, (iv) no Acquiror Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA), (v) all contributions due and payable by Acquiror or its Subsidiaries with respect to each Acquiror Benefit Plan in respect of current or any prior plan years have been paid or accrued in accordance with GAAP, (vi) none of Acquiror, its Subsidiaries or any other person, including any fiduciary, has engaged in a transaction in connection with which Acquiror, its Subsidiaries or any Acquiror Benefit Plan will be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code, and (vii) there are no pending or, to the knowledge of Acquiror, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Acquiror Benefit Plans or any trusts related thereto.

(c) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result (either alone or upon the occurrence of any additional acts or events) in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or employee of Acquiror or any of its affiliates from Acquiror or any of its affiliates under any Acquiror Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Acquiror Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(d) There is no collective bargaining agreement in effect between Acquiror or any of its affiliates and any labor unions or organizations representing any of the employees of Acquiror or any of its affiliates. Neither Acquiror nor any of its affiliates has experienced any organized slowdown, work interruption strike or work stoppage by its employees, and, to the knowledge of Acquiror, there is no strike, labor dispute or union organization activity pending or threatened affecting Acquiror or any of its affiliates.

(e) Each Acquiror Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Acquiror Benefit Plan.

3.12 SEC Reports. Acquiror has filed all required reports, schedules, registration statements and other documents with the SEC that it has been required to file since January 1, 2013 (the “Acquiror Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the Acquiror Reports complied in all material respects with the requirements of the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations of the SEC thereunder applicable to such Acquiror Reports, and none of the Acquiror Reports when filed with the SEC, or if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.13 Compliance with Applicable Law.

(a) Acquiror and each of its Subsidiaries hold, and have at all times since January 1, 2013 held, all material licenses, franchises, permits, patents, trademarks and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each (and have paid all material fees and assessments due and payable in connection therewith), and to the knowledge of Acquiror, no suspension or cancellation of any such necessary license, franchise, permit, patent, trademark or authorization is threatened. Acquiror and each of its Subsidiaries have since January 1, 2013 complied in all material respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy, agreement and/or guideline of any Governmental Entity or Regulatory Agency relating to Acquiror or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror, including, without limitation, laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, and any other law relating to discriminatory lending, financing or leasing practices, and Sections 23A and 23B of the Federal Reserve Act.

(b) Acquiror and each of its Subsidiaries are and since January 1, 2013 have been conducting operations at all times in compliance in all material respects with all money laundering laws administered or enforced by any Governmental Entity in jurisdictions where each of them conducts business, including, without limitation, applicable financial record keeping and reporting requirement of such laws (collectively, the “Anti-Money Laundering Laws”). Acquiror and each of its Subsidiaries have established and maintain a system of internal controls designed to ensure material compliance by each of them with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws.

(c) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror, Acquiror and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of Acquiror, any of its Subsidiaries, or any director, officer or employee of Acquiror or of any of its Subsidiaries, has committed any breach of trust with respect to any such fiduciary account that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Acquiror, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

3.14 Agreements with Regulatory Agencies. Neither Acquiror nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil monetary penalty by, or has been since January 1, 2013, a recipient of any supervisory letter from, or since January 1, 2013, has adopted any board resolutions at the request of, any Regulatory Agency or other Governmental Entity, that, in each of any such cases, currently restricts in any material respect the conduct of its business, would restrict the consummation of the transactions contemplated by this Agreement, or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Acquiror Disclosure Schedule, an “Acquiror Regulatory Agreement”), nor to the knowledge of Acquiror has Acquiror or any of its Subsidiaries been advised since January 1, 2013, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Acquiror Regulatory Agreement.

3.15 Deposit Insurance. The deposits of Acquiror Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act (“FDIA”) to the full extent permitted by law, and Acquiror Bank has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to Acquiror’s knowledge, threatened.

3.16 CRA. Acquiror Bank’s most recent examination rating under the Community Reinvestment Act was “satisfactory” or better.

3.17 Reorganization. As of the date of this Agreement, Acquiror is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.18 Information Supplied. None of the information supplied or to be supplied by Acquiror or any of its Subsidiaries for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement/Prospectus will, at the date of mailing to Target’s shareholders and at the time of the Target Shareholders’ Meeting, contain any untrue statement of a material fact about Acquiror or its Subsidiaries or omit to state any material fact about Acquiror or its Subsidiaries required to be stated therein or necessary in order to make the statements therein about Acquiror or its Subsidiaries, in light of the circumstances under which they were made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC thereunder, except that no representation or warranty is made by Acquiror with respect to statements made therein based on information supplied by Target for inclusion in the Form S-4.

3.19 Data Privacy. Acquiror and Acquiror Bank have in place commercially reasonable data protection and privacy policies and procedures to protect, safeguard and maintain the confidentiality, integrity and security of (i) Acquiror’s and Acquiror Bank’s information technology systems, Software owned or purported to be owned by Acquiror and Acquiror Bank (“Acquiror-Owned Software”), and (ii) all information, data and transactions stored or contained therein or transmitted thereby, including personally identifiable information, financial information, and credit card data (as such information or terms are defined and/or regulated under applicable laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency) (the “Acquiror Data”), against any unauthorized or improper use, access, transmittal, interruption, modification or corruption, except where the failure to have in place such policies and procedures has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror. Acquiror and Acquiror Bank are in compliance with applicable confidentiality and data security laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency, and all industry standards applicable to the Acquiror Data, including card association rules and the payment card industry data security standards, except where such failure to be in compliance has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror. There currently are not any, and since January 1, 2013, have not been any, pending or, to knowledge of Acquiror, threatened, claims or written complaints with respect to unauthorized access to or breaches of the security of (i) any of Acquiror’s and Acquiror Bank’s information technology systems, including the Acquiror-Owned Software; or (ii) Acquiror Data or any other such information collected, maintained or stored by or on behalf of Acquiror and Acquiror Bank (or any unlawful acquisition, use, loss, destruction, compromise or disclosure thereof).

3.20 No Further Representations. Except for the representations and warranties set forth in Article III of this Agreement, Acquiror does not make, and shall not be deemed to make, any representation or warranty to Target, express or implied, with respect to the transactions contemplated by this Agreement, and Acquiror hereby disclaims any such representation or warranty not set forth in Article III of this Agreement.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES

OF TARGET

Except as disclosed in (a), other than with respect to the representations and warranties in Section 4.1, Section 4.3(a), Section 4.7, Section 4.32 and Section 4.38, the Target Reports (defined below) filed after August 21, 2014, and prior to the date hereof, but excluding any risk factors or forward-looking disclosures set forth under the heading “Risk Factors” or under the heading “Special Note Regarding Forward-Looking Statements” or any other disclosure that is cautionary, predictive or forward looking in nature, or (b) the disclosure schedule (the “Target Disclosure Schedule”) delivered by Target to Acquiror prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of Target’s covenants contained in Article V, provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, and (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission by Target that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on Target), Target hereby represents and warrants to Acquiror as follows:

4.1 Corporate Organization.

(a) Target is a Tennessee corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee. Target has full corporate and other power and authority to carry on its business as now conducted, except to the extent that the failure to have such power or authority would not reasonably be expected to have a Material Adverse Effect on Target. Target has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate its properties and to engage in the business and activities now conducted by it, except where the failure to have such licenses, franchises, permits and other governmental authorizations would not, either individually or in the aggregate, have a Material Adverse Effect on Target.

(b) Target is a bank holding company registered under the BHC Act. True and complete copies of the Target’s charter (the “Target Charter”) and bylaws, as in effect as of the date of this Agreement, have previously been made available by Target to Acquiror.

(c) Avenue Bank, a Tennessee state banking corporation, is the only Subsidiary of Target (the “Target Subsidiary”). The Target Subsidiary is (i) duly organized, validly existing and in good standing under the laws of the State of Tennessee, (ii) duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on Target and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except to the extent that the failure to have such power or authority would not reasonably be expected to have a Material Adverse Effect on Target.

4.2 Capitalization.

(a) The authorized capital stock of Target consists of one hundred million (100,000,000) shares of Target Common Stock, of which ten million three hundred twenty-two thousand fifty-five (10,322,055) shares were issued and outstanding as of the date of this Agreement, and ten million (10,000,000) shares of preferred stock, no par value per share (the “Target Preferred Stock” and, together with the Target Common Stock, the “Target Capital Stock”), none of which are issued and outstanding as of the date of this Agreement. As of the date hereof, no shares of Target Capital Stock were reserved for issuance except for 257,639 shares of Target Common Stock reserved for issuance upon the exercise of outstanding Target Stock Options issued pursuant to the Target Stock Plans. Section 4.2(a) of the Target Disclosure Schedule sets forth the name of each holder of Target Stock Options, and the number of Target Stock Options held by each such holder. All of the issued and outstanding shares of Target Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) No Voting Debt of Target is issued or outstanding.

(c) Except for (i) this Agreement, and (ii) the rights under the Target Stock Plans which, as of the date of this Agreement, represent the right to acquire up to an aggregate of 257,639 shares of Target Common Stock, there are no options, subscriptions, warrants, calls, rights, commitments or agreements of any character to which Target or the Target Subsidiary is a party or by which Target or the Target Subsidiary is bound obligating Target or the Target Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Target Capital Stock or shares of capital stock of the Target Subsidiary or any Voting Debt or stock appreciation rights of Target or the Target Subsidiary or obligating Target or the Target Subsidiary to extend or enter into any such option, subscription, warrant, call, right, commitment or agreement. There are no outstanding contractual obligations of Target or the Target Subsidiary (A) to repurchase, redeem or otherwise acquire any shares of Target Capital Stock or shares of capital stock of the Target Subsidiary or (B) pursuant to which Target or the Target Subsidiary is or could be required to register shares of Target Capital Stock or other securities under the Securities Act. Other than the Voting Agreements, there are no agreements, arrangements or other understandings with respect to the voting of Target Capital Stock. All of the Target Stock Plans have been approved by the Target’s shareholders to the extent required by the TBCA and the Code.

(d) Target directly owns all of the issued and outstanding shares of capital stock of the Target Subsidiary, free and clear of any Liens, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The Target Subsidiary is not, and has not been, bound by any outstanding subscription, option, warrant, call, commitment or agreement of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of the Target Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Target Subsidiary.

4.3 Authority; No Violation.

(a) Target has full corporate power and authority to execute and deliver this Agreement and, subject in the case of the consummation of the Merger to the adoption of this Agreement by the requisite vote of the holders of Target Common Stock, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the board of directors of Target. The board of directors of Target determined that the Merger is advisable and in the best interest of Target and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Target’s shareholders for adoption at a meeting of such shareholders and, except for the adoption of this Agreement by the affirmative vote of the holders of the requisite percentage of the outstanding shares of Target Common Stock, no other corporate proceedings on the part of Target are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Target and (assuming due authorization, execution and delivery by Acquiror) constitutes valid and binding obligations of Target, enforceable against Target in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(b) Except as set forth in Section 4.3(b) of the Target Disclosure Schedule, neither the execution and delivery of this Agreement by Target, nor the consummation by Target of the transactions contemplated hereby, nor compliance by Target with any of the terms or provisions hereof, will (i) violate any provision of the Target Charter or the bylaws of Target or the charter and bylaws of the Target Subsidiary, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Target or the Target Subsidiary or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Target or the Target Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Target or the Target Subsidiary is a party, or by which it or any of its properties or assets may be bound or affected, except in the case of clause (ii) above for such violations, conflicts, breaches, losses, defaults, terminations, cancellations, accelerations, or Liens which would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

4.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the FRB, the FDIC and the TDFI and approval of such applications and notices, (ii) the Other Regulatory Approvals, (iii) the filing with the SEC of the Form S-4 (which shall include the Proxy Statement/Prospectus) and declaration of effectiveness of the Form S-4, (iv) compliance with the applicable requirements of the Exchange Act and such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Acquiror Common Stock pursuant to this Agreement, (v) the filing of the Articles of Merger with the Tennessee Secretary pursuant to the TBCA, (vi) any notice or filings under the HSR Act, (vii) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and the rules of Nasdaq, or which are required under consumer finance, insurance, mortgage banking and other similar laws, and (viii) the approval by the shareholders of Target of this Agreement by the requisite vote of the shareholders of Target, no consents or approvals of or filings or registrations with any Governmental Entity or Regulatory Agency are necessary in connection with (A) the execution and delivery by Target of this Agreement and (B) the consummation by Target of the Merger and the other transactions contemplated hereby. Except for the approval by the shareholders of Target of this Agreement by the requisite vote of the shareholders of Target and any consents, authorizations, or approvals which are listed in Section 4.4 of the Target Disclosure Schedule, no consents, authorizations, or approvals of any person, other than a Governmental Entity or Regulatory Agency, are necessary in connection with (A) the execution and delivery by Target of this Agreement and (B) the consummation by Target of the Merger and the other transactions contemplated hereby.

4.5 Reports. Each of Target and the Target Subsidiary has timely filed or furnished, as applicable, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file or furnish, as applicable, since January 1, 2013 with the Regulatory Agencies, and all other reports and statements required to be filed or furnished, as applicable, by them since January 1, 2013, including, without limitation, any report or statement required to be filed or furnished pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file or furnish such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Target. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Target and the Target Subsidiary, no Regulatory Agency has initiated any proceeding or, to the knowledge of Target, investigation into the business or operations of Target or the Target Subsidiary since January 1, 2013, except where such proceedings or investigation, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Target. There (x) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any written report or statement relating to any examinations or inspections of Target or the Target Subsidiary, and (y) have been no material formal or informal inquires by (other than in the ordinary course of routine regulatory examinations and visitations), or material disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Target or the Target Subsidiary since January 1, 2013.

4.6 Financial Statements. The consolidated financial statements of Target and the Target Subsidiary included in the Target Reports (as defined herein) (including the related notes, where applicable) fairly present in all material respects the consolidated results of operations, changes in shareholders’ equity, cash flows and financial position of Target and the Target Subsidiary for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Target and the Target Subsidiary since January 1, 2012 have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

4.7 Broker’s Fees. Except for Keefe, Bruyette & Woods, Inc., neither Target nor the Target Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. Target has provided or made available to Acquiror a complete and accurate copy of Target’s agreements with Keefe, Bruyette & Woods, Inc.

4.8 Absence of Certain Changes or Events.

Since the September 30, 2015 in the case of Section 4.8(a), and since September 30, 2015 through the date of this Agreement in the case of Sections 4.8(b)-(s), and except, in each case, as set forth on Section 4.8 of the

Target Disclosure Schedule, Target and the Target Subsidiary have conducted their business only in the ordinary course of business consistent with past practice and Target and the Target Subsidiary have not:

(a) experienced a change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or prospects of Target or the Target Subsidiary which, individually or in the aggregate, has had, or would reasonably be expected to have a Material Adverse Effect with respect to Target;

(b) other than in the ordinary course of business consistent with past practice, incurred any indebtedness for borrowed money, or assumed, guaranteed, endorsed or otherwise as an accommodation become responsible for the obligations of any other person;

(c)

(i) adjusted, split, combined or reclassified the Target Capital Stock or any capital stock of the Target Subsidiary;

(ii) granted any stock options, warrants, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or granted any person any right to acquire any shares of Target Capital Stock or shares of capital stock of the Target Subsidiary;

(iii) issued, sold or otherwise permitted to become outstanding any additional shares of Target Capital Stock or shares of capital stock of the Target Subsidiary or securities convertible or exchangeable into, or exercisable for, any shares of Target Capital Stock or shares of capital stock of the Target Subsidiary, except for the issuance of shares of Target Common Stock upon the exercise of Target Stock Options or the vesting or settlement of awards under the Target Stock Plans (and dividend equivalents thereon, if any);

(d) settled any material claim, suit, action or proceeding, except in the ordinary course of business consistent with past practice, in an amount and for consideration not in excess of $75,000 individually or $350,000 in the aggregate or that did not or would not impose any material restriction on the business of Target, the Target Subsidiary or the Surviving Corporation or adversely affect in any material respect the parties’ ability to consummate the Merger and the other transactions contemplated hereby;

(e) merged or consolidated Target or the Target Subsidiary with any other person, or restructured, reorganized or completely or partially liquidated or dissolved Target or the Target Subsidiary;

(f) materially restructured or materially changed Target’s or the Target Subsidiary’s investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise;

(g) made any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans or (ii) its hedging practices and policies, in each case except as may have been required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any Regulatory Agency or other Governmental Entity;

(h) made, or committed to make, any capital expenditures in excess of the amounts specified in the capital expenditure budget made available to Acquiror prior to the date hereof plus 5%;

(i) other than in the ordinary course of business consistent with past practice, made, changed or revoked any material Tax election, changed an annual Tax accounting period, adopted or materially changed any Tax accounting method, filed any amended Tax return, entered into any closing agreement with respect to Taxes, or settled any material Tax claim, audit, assessment or dispute or surrendered any right to claim a refund of a material amount of Taxes;

(j) made an application for the opening, relocation or closing of any, or opened, relocated or closed any, branch office, loan production office or other significant office or operations facility of Target or the Target Subsidiary;

(k) changed its accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred by Target’s independent public accountants;

(l) entered into any contract or commitment of more than $150,000 individually, or $350,000 in the aggregate, per annum, other than purchases or sales of investment securities, the creation of deposit liabilities, and the making of loans and loan commitments, all in the ordinary course of business consistent with past practice;

(m) other than as set forth in Section 4.11(a) of the Target Disclosure Schedule, granted any increase in the base pay of any employee or granted any increase in or established any bonuses, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options), stock purchase or other employment benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers, or employees of Target or the Target Subsidiary (other than normal salary adjustments to employees made in the ordinary course of business consistent with past practice), or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, any payment of any material bonus, or the taking of any action not in the ordinary course of business consistent with past practice with respect to the compensation or employment of directors and officers of Target or the Target Subsidiary;

(n) amended the Target Charter or the bylaws of Target or the charter or the bylaws of the Target Subsidiary;

(o) made any material change in the credit policies or procedures of the Target Subsidiary, the effect of which was or is to make any such policy or procedure less restrictive in any respect;

(p) made any material acquisition or disposition of any assets or properties, or entered into any contract for any such acquisition or disposition other than (i) investments in securities in the Target Subsidiary’s investment portfolio in the ordinary course of business consistent with past practice or (ii) loans and loan commitments purchased, sold, made or entered into in the ordinary course of business consistent with past practice;

(q) entered into any lease of real or personal property, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice;

(r) declared, set aside or paid any dividend or distribution (whether in cash, securities or property or any combination thereof) in respect of any shares of Target Capital Stock, any shares of capital stock of the Target Subsidiary or any securities or obligations convertible into or exchangeable for any shares of Target Capital Stock or any shares of capital stock of the Target Subsidiary or any redemption, purchase or other acquisition of its securities; or

(s) entered into any agreement, whether oral or written, to do or make any commitment to do or adopted any board resolution or committee resolution to do any of the foregoing.

4.9 Legal Proceedings.

(a) Except as disclosed in Section 4.9(a) of the Target Disclosure Schedule, neither Target nor the Target Subsidiary is a party to any, and there are no pending or, to Target’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Target or the Target Subsidiary or challenging the validity or propriety of the transactions contemplated by this Agreement as to which, in any such case, there is a reasonable probability of an adverse determination and which, if adversely determined, would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

(b) There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated banks) imposed upon Target or the Target Subsidiary or the assets of Target or the Target Subsidiary that would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

4.10 Taxes and Tax Returns.

(a) Target and the Target Subsidiary have duly filed all federal, state, foreign and local information returns and Tax returns required to be filed by them on or prior to the date of this Agreement and have duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from them by federal, state, foreign or local taxing authorities other than (i) Taxes or other governmental charges that are not yet delinquent or are being contested in good faith or have not been finally determined and have been adequately reserved against under GAAP, or (ii) information returns, Tax returns or Taxes as to which the failure to file, pay or make provision for would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target. All such Tax returns are accurate and complete in all material respects.

(b) Target and the Target Subsidiary have (i) properly and timely withheld all Taxes required to be withheld, and (ii) properly remitted to the proper taxing authority all Taxes required to be remitted for which the remittance deadline has passed, with respect to amounts paid or owed to any employee, independent contractor, stockholder or other third party; in each case other than Taxes as to which the failure to withhold or remit would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target.

(c) With respect to any period for which the applicable statute of limitations has not expired, Target and the Target Subsidiary are not delinquent in the payment of any Tax. Target and the Target Subsidiary have not executed any agreements or waivers extending any statute of limitations on, or extending the period for the assessment or collection of, any Tax.

(d) Target and the Target Subsidiary do not have any material liabilities for unpaid Taxes that have not been accrued for or reserved on the most recent unaudited consolidated balance sheet of Target and the Target Subsidiary contained in Target’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 (the “Target Third Quarter 2015 Form 10-Q”) to the extent required by GAAP, whether asserted or unasserted, contingent or otherwise, and Target has no knowledge of any basis for the assertion of any such liability for unpaid Taxes that have not been accrued for or reserved on such balance sheet.

(e) No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Target or the Target Subsidiary. Target and the Target Subsidiary have not received from any Governmental Entity (including jurisdictions where Target and the Target Subsidiary have not filed Tax returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Governmental Entity against Target or the Target Subsidiary. Section 4.10(e) of the Target Disclosure Schedule lists all federal, state, local, and foreign income Tax returns filed with respect to Target and the Target Subsidiary for taxable periods ended on or after December 31, 2012, indicates those Tax returns that have been audited, and indicates those Tax returns that currently are the subject of audit. Target has made available to Acquiror complete and accurate copies of all federal income Tax returns, examination reports, and statements of deficiencies assessed against or agreed to by Target or the Target Subsidiary filed or received since January 1, 2013.

(f) Except as disclosed in Section 4.10(f) of the Target Disclosure Schedule, neither Target nor the Target Subsidiary is party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law) (including any payment required to be made in connection with the transactions contemplated hereby) or cause the imposition of any excise Tax or penalty under Section 4999 of the Code as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. Except as disclosed in Section 4.10(f) of the Target Disclosure Schedule, neither Target nor the Target Subsidiary is a party to or bound by any Tax sharing, allocation or indemnification agreement or arrangement with any other party, and neither Target nor the Target Subsidiary has assumed any obligation to pay any Tax obligations of, or with respect to any transaction relating to, any other person or agreed to indemnify any other person with respect to any Tax. Neither Target nor the Target Subsidiary (A) is or has ever been a member of an “affiliated group” within the meaning of Section 1504(a) of the Code filing a consolidated federal income Tax return or member of any an affiliated, consolidated, combined or unitary group with respect to any state, local or foreign Taxes, or (B) do not have any liability for the Taxes of any person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(g) Neither Target nor the Target Subsidiary has been within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 the Code.

(h) Neither Target nor the Target Subsidiary has ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(i) Neither Target nor the Target Subsidiary will be required to include any item of income in, or to exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on prior to the Closing Date;

(ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date;

(iii) installment sale or open transaction disposition made on or prior to the Closing Date; or

(iv) prepaid amount received on or prior to the Closing Date.

(j) Target has made available to Acquiror true, correct, and complete copies of any private letter ruling requests, technical advice memorandum received, voluntary compliance program statement or similar agreement, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six years.

(k) Neither Target nor the Target Subsidiary has participated in any “listed transaction” or “reportable transaction” or “tax shelter” within the meaning of the Code requiring it to file, register, prepare, produce or maintain any disclosure, report, list or any other statement or document under Sections 6111 or 6112 of the Code.

4.11 Employees.

(a) Section 4.11(a) of the Target Disclosure Schedule sets forth the following information (to the extent applicable) with respect to each employee of Target or the Target Subsidiary as of the date of this Agreement, including each employee on leave of absence or layoff status: name, job title, date of hire, employment status, current annual base salary or current wages, 2015 bonus, 2016 bonus target, vacation leave that is accrued but unused, and services credited for purposes of vesting and eligibility under any Target Benefit Plan. Section 4.11(a) of the Target Disclosure Schedule also sets forth the name of any independent contractors who render services on a regular basis to, or are under contract with, Target or the Target Subsidiary. There is no collective bargaining agreement in effect between Target or the Target Subsidiary and any labor unions or organizations representing any of the employees of Target or the Target Subsidiary. Neither Target nor the Target Subsidiary has experienced any organized slowdown, work interruption strike or work stoppage by its employees, and, to the knowledge of Target, there is no strike, labor dispute or union organization activity pending or threatened affecting Target or the Target Subsidiary.

(b) Except as set forth on Section 4.11(b) of the Target Disclosure Schedule, the employment of each employee of Target and the Target Subsidiary is terminable at the will of Target or the Target Subsidiary, as applicable, and neither Target nor the Target Subsidiary is a party to any employment, non-competition, severance or similar contract or agreement with any employee of Target or the Target Subsidiary (and copies of all such agreements have been provided or made available to Acquiror). No employee of Target or the Target Subsidiary has provided written notice to Target of termination of employment, and, to the knowledge of Target, no key employee of Target or the Target Subsidiary intends to terminate his or her employment with Target or the Target Subsidiary. To the knowledge of Target, no employee of Target or the Target Subsidiary is a party to, or is otherwise bound by, any agreement, including any confidentiality, non-competition or proprietary rights agreement, between such employee and any person other than Target or the Target Subsidiary that adversely affects the performance of that employee’s duties as an employee of Target or the Target Subsidiary.

(c) Target and the Target Subsidiary are, and since January 1, 2013, have been, in compliance in all material respects with any domestic or foreign federal, state, provincial, local or municipal law, ordinance, code, principle of common law, regulation, order, directive or other legal requirements regarding employment and employment practices, terms and conditions of employment, wages and hours, anti-discrimination and occupational health and safety, including laws concerning unfair labor practices within the meaning of Section 8 of the National Labor Relations Act, as amended, and the employment of non-residents under the Immigration Reform and Control Act of 1986, as amended. There is no unfair labor practice claim or proceeding brought by or on behalf of any employee or former employee of Target or the Target Subsidiary under the Fair Labor Standards Act, Title VII of the Civil Rights Act of 1964, the Family Medical Leave Act or any other legal requirement pending or, to the knowledge of Target, threatened against Target or the Target Subsidiary.

4.12 Employee Benefits

(a) Section 4.12(a) of the Target Disclosure Schedule sets forth a true and complete list of all deferred compensation, incentive compensation, stock purchase, stock option or other equity-based, retention, employment, consulting, change in control, severance or termination pay, hospitalization or other medical, life, dental, vision, disability or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plans, programs, agreements or arrangements, and each other fringe or other employee benefit plan, program, agreement or arrangement (including any “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether written or unwritten), sponsored, maintained or contributed to or required to be contributed to by Target and the Target Subsidiary or by any trade or business, whether or not incorporated, all of which together with Target, would be deemed a “single-employer” under Section 4001 of ERISA (a “Target ERISA Affiliate”), for the benefit of any current or former employee, independent contractor, consultant, officer, manager or director (and/or their dependents or beneficiaries) of Target, the Target Subsidiary or any Target ERISA Affiliate, or with respect to which Target, the Target Subsidiary or any Target ERISA Affiliate otherwise has any liabilities or obligations (the “Target Benefit Plans”).

(b) No Target Benefit Plan is (i) a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA; (ii) a plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code; (iii) a multiple employer plan as defined in Section 413(c) of the Code; or (iv) a multiple employer welfare arrangement as defined in Section 3(40) of ERISA, and neither Target, the Target Subsidiary nor any Target ERISA Affiliate has maintained, contributed to, or been required to contribute to any employee benefit plan described in clauses (i), (ii), (iii) or (iv) above within the last six (6) years.

(c) None of the Target Benefit Plans that are “welfare benefit plans,” within the meaning of Section 3(1) of ERISA, provide for continuing benefits or coverage after termination or retirement from employment, except for COBRA rights under a “group health plan” as defined in Section 4980B(g) of the Code and Section 607 of ERISA.

(d) With respect to each Target Benefit Plan, Target has delivered or made available to Acquiror complete copies of each of the following documents: (i) a copy of each written Target Benefit Plan (including any amendments thereto and all administration agreements, insurance policies, investment management or advisory agreements and all prior Target Benefit Plan documents, if amended within the last two (2) years); (ii) a copy of the three (3) most recent Form 5500 annual reports, if any, required under ERISA or the Code; (iii) a copy of the most recent summary plan description (and any summary of material modifications), if any, required under ERISA; (iv) if the Target Benefit Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement (including any amendments thereto); (v) if the Target Benefit Plan is intended to be qualified under Section 401(a) of the Code, the most recent determination letter or opinion letter upon which the plan sponsor is entitled to rely received from the IRS; (vi) any actuarial reports; (vii) all material correspondence with the IRS, Department of Labor and the Pension Benefit Guaranty Corporation regarding any Target Benefit Plan; (viii) with respect to each Target Benefit Plan subject to Title IV of ERISA, if any, a copy of the three (3) most recent Form PBGC-1 reports; and (ix) all discrimination tests for each Target Benefit Plan for the three (3) most recent plan years, if any. Target has disclosed or made available to Acquiror the terms and conditions of any unwritten Target Benefit Plan.

(e) Except as identified in Section 4.12(a) of the Target Disclosure Schedule referenced above or as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, (i) each of the Target Benefit Plans has been operated and administered in compliance with ERISA and the Code, (ii) each of the Target Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter (upon which Target is permitted to rely) from the IRS that such Target Benefit Plan is so qualified, and to the knowledge of Target, there are no existing circumstances or any events that have occurred that will adversely affect the qualified status of any such Target Benefit Plan, (iii) with respect to each Target Benefit Plan, if any, which is subject to Title IV of ERISA, the present value of accrued benefits under such Target Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Target Benefit Plan’s actuary with respect to such Target Benefit Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Target Benefit Plan allocable to such accrued benefits, (iv) all contributions due and payable by Target or the Target Subsidiary with respect to each Target Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, (v) neither Target, the Target Subsidiary nor, to the knowledge of Target, any other person, including any fiduciary, has engaged in a transaction in connection with which Target, the Target Subsidiary or any Target Benefit Plan will be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code, and (vi) there are no pending or, to the knowledge of Target, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Target Benefit Plans or any trusts related thereto.

(f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result (either alone or upon the occurrence of any additional acts or events) in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any employee of Target or the Target Subsidiary from Target or the Target Subsidiary under any Target Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Target Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(g) Each Target Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated in compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Target Benefit Plan, and no employee of Target or the Target Subsidiary is entitled to any gross-up or otherwise entitled to indemnification by Target, the Target Subsidiary or any Target ERISA Affiliate for any violation of Section 409A of the Code.

4.13 Compliance with Applicable Law.

(a) Target and the Target Subsidiary hold, and have at all times since January 1, 2013 held, all material licenses, franchises, permits, patents, trademarks and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each (and have paid all material fees and assessments due and payable in connection therewith), and to the knowledge of Target, no suspension or cancellation of any such necessary license, franchise, permit, patent, trademark or authorization is threatened, and Target and the Target Subsidiary have since January 1, 2013 complied in all material respects with, and are not in default in any material respect under, any applicable law, statute, order, rule, regulation, policy, agreement and/or guideline of any Governmental Entity or Regulatory Agency relating to Target or the Target Subsidiary, except where the failure to hold such license, franchise, permit, patent, trademark or authorization or such noncompliance or default would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, including, without limitation, laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, and any other law relating to discriminatory lending, financing or leasing practices, and Sections 23A and 23B of the Federal Reserve Act.

(b) Target and the Target Subsidiary are and since January 1, 2013 have been conducting operations at all times in compliance in all material respects with the Anti-Money Laundering Laws. Target and the Target Subsidiary have established and maintain a system of internal controls designed to ensure material compliance by Target and the Target Subsidiary with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws.

(c) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, each of Target and the Target Subsidiary has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. Neither Target, nor the Target Subsidiary, nor any director, officer or employee of Target or the Target Subsidiary, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

4.14 Certain Contracts.

(a) Except for contracts, arrangements, commitments or understandings relating to loans or other extensions of credit, and except as disclosed in Section 4.14(a) of the Target Disclosure Schedule, neither Target nor the Target Subsidiary is a party to or bound by any legally binding written contract, arrangement, commitment or understanding (i) with respect to the employment of any directors, officers or employees other than, in the case of employees that are not officers, in the ordinary course of business consistent with past practice, (ii) which, upon the consummation or shareholder approval of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment

(whether of severance pay or otherwise) becoming due from Target, the Target Subsidiary, Acquiror, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof, (iii) which would be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed with or incorporated by reference in the Target Reports, (iv) which materially restricts the conduct of any line of business by Target or the Target Subsidiary or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation or any of its Subsidiaries to engage in any line of business in which a bank holding company or a banking corporation may lawfully engage, (v) with or to a labor union or guild (including any collective bargaining agreement), (vi) that would solely as a result of consummation of the Merger require the payment by Target or the Surviving Corporation or any Subsidiary thereof of amounts in excess of $75,000 individually or $350,000 in the aggregate, or (vii) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits under which will be increased, or the vesting of the benefits under which will be accelerated, by the occurrence of any shareholder approval or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits under which will be calculated on the basis of any of the transactions contemplated by this Agreement. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not set forth in the Target Disclosure Schedule, is referred to herein as a “Target Material Contract”, and neither Target nor the Target Subsidiary has knowledge of, or has received notice of, any default or any violation of the above by any of the other parties thereto which would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target. Target has delivered or made available to Acquiror a complete and accurate copy of each written Target Material Contract and all amendments or modifications to each Target Material Contract.

(b)(i) Each Target Material Contract is valid and binding on Target or the Target Subsidiary, as applicable, and in full force and effect, (ii) Target and the Target Subsidiary have in all material respects performed all obligations required to be performed by them to date under each Target Material Contract, and (iii) no event or condition currently exists which constitutes or, after notice or lapse of time or both, will constitute a default on the part of Target or the Target Subsidiary under any such Target Material Contract, except where such default would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target.

4.15 Agreements with Regulatory Agencies. Neither Target nor the Target Subsidiary is subject to any cease-and-desist or other order or enforcement action issued by, or a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any order or directive by, and neither Target nor the Target Subsidiary has been ordered to pay any material civil monetary penalty by, or been since January 1, 2013, a recipient of any supervisory letter from, or since January 1, 2013, has adopted any board resolutions at the request of any Regulatory Agency or other Governmental Entity that currently restrict(s) in any material respect the conduct of its business, would restrict the consummation of the transactions contemplated by this Agreement or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, or its management (each, whether or not set forth in the Target Disclosure Schedule, a “Target Regulatory Agreement”), nor, to the knowledge of Target, has Target or the Target Subsidiary been advised since January 1, 2013, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Target Regulatory Agreement.

4.16 Real Estate.

(a) Except as disclosed in Section 4.16(a) of the Target Disclosure Schedule, neither Target nor the Target Subsidiary has owned or presently owns fee simple title to any real property. All leases for real property (each a “Lease” and collectively, the “Leases”) to which Target or the Target Subsidiary is a party are in full force and effect and are binding and enforceable against lessee and, to the knowledge of Target, the lessors, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law. True and correct copies of all such Leases, as amended or modified, have been provided or made available to Acquiror or its advisors.

(b) To the knowledge of Target, (i) Target and the Target Subsidiary are entitled to and have exclusive possession of the real estate subject to the Leases (the “Real Estate”), (ii) the Real Estate is not subject to any other legally binding lease, tenancy or license or any legally binding agreement to grant any such lease, tenancy or license that materially interferes with Target’s or the Target Subsidiary’s use of the Real Estate, (iii) there is no person in possession or occupation of, or who has any current right to possession or occupation of, the Real Estate other than Target and the Target Subsidiary, and (iv) there are no easements of any kind in respect of the Real Estate materially and adversely affecting the rights of Target and the Target Subsidiary to use the Real Estate for the conduct of its business.

(c) With respect to the Real Estate:

(i) Target and the Target Subsidiary are not in material default under the terms of the Leases;

(ii) to the knowledge of Target, the lessor is not in material default under any of the terms of the Leases;

(iii) to the knowledge of Target, (A) there is no condemnation, zoning or other land use regulation proceeding, either instituted or planned to be instituted, that would materially affect the use and operation of the Real Estate as currently being used and operated by Target and the Target Subsidiary, and (B) there are no special assessment proceedings affecting the Real Estate;

(iv) to the knowledge of Target, none of the Real Estate is located in (A) any special flood hazard area or zone on any official flood hazard map published by the United States Department of Housing and Urban Development (except as may pertain to possible 100-year flood plain status) or (B) any wetland area on any official wetland inventory map published by the United States Department of the Interior or any applicable state agency; and

(v) to the knowledge of Target, all existing water, drainage, sewage and utility facilities relating to the Real Estate are adequate for Target’s and the Target Subsidiary’s existing use and operation of the Real Estate and all such facilities enter the Real Estate directly from public rights-of-way or other public facilities.

(d) To the knowledge of Target, the Real Estate is zoned for the purposes for which it is being used by Target and the Target Subsidiary.

4.17 Interest Rate Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target, all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements (the “Derivative Contracts”), whether entered into for the account of Target or the Target Subsidiary, or for the account of a customer of Target or the Target Subsidiary, were entered into in the ordinary course of business and, to Target’s knowledge, in accordance with prudent banking practice and applicable rules, regulations and policies of any Regulatory Authority and with counterparties believed to be financially responsible at the time, and are legal, valid and binding obligations of Target or the Target Subsidiary enforceable in accordance with the terms thereof (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect. Target and the Target Subsidiary have duly performed in all material respects all of their material obligations under the Derivative Contracts to the extent that such obligations to perform have accrued, and to Target’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of the same by any other party thereunder.

4.18 Undisclosed Liabilities. Except for liabilities and obligations (i) set forth or adequately provided for in the consolidated balance sheet included in the Target Third Quarter 2015 Form 10-Q, (ii) incurred in the ordinary course of business and consistent with past practice since September 30, 2015, (iii) incurred in connection with this Agreement or the transactions contemplated hereby, or (iv) set forth in Section 4.18 of the Target Disclosure Schedule, neither Target nor the Target Subsidiary has any liabilities or obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Target.

4.19 Insurance. Section 4.19 of the Target Disclosure Schedule sets forth a complete and accurate list of all insurance policies under which any of the assets or properties of Target and the Target Subsidiary are covered or otherwise relating to the business of Target and the Target Subsidiary (excluding policies required in respect to any Loans in which Target or Target Subsidiary are named as additional insureds), including policy numbers, names and addresses of insurers and type of liability or risk covered, amounts of coverage, limitations and deductions and expirations dates, and whether each such policy is claims-made or occurrence-based. Each such policy is in full force and effect, and Target and the Target Subsidiary have paid or accrued (to the extent not due and payable) all premiums due, and has otherwise performed in all material respects all of its obligations under, each such insurance policy. The policy limits of insurance policies currently in effect covering assets, employees and operations of Target and the Target Subsidiary have not been materially eroded by the payment of claims or claim handling expenses.

4.20 Intellectual Property; Data Privacy.

(a) Section 4.20(a) of the Target Disclosure Schedule sets forth a true, complete and correct list of (except for “goodwill” and “other confidential information,” which are not required to be set forth on such schedule but shall still constitute “Intellectual Property” as defined in this Section 4.20) all (i) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all registrations and applications related to the foregoing; (ii) patents, inventions and industrial designs (including any continuations, divisionals, continuations-in-part, renewals, reissues, and applications for any of the foregoing); (iii) copyrights (including any registrations and applications for the same); (iv) computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to the foregoing, but excluding off-the-shelf software that have individual acquisition costs of $20,000 or less (“Software”); (v) technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies; and (vi) licenses for any of the foregoing (the “Intellectual Property”) used in or held for use in the conduct of the business of Target and the Target Subsidiary (the “Target Intellectual Property”). Target and the Target Subsidiary own or have a valid and enforceable license to use all Target Intellectual Property, free and clear of all Liens and royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf software at standard commercial rates). The Target Intellectual Property constitutes, in all material respects, all of the Intellectual Property necessary to carry on the business of Target and the Target Subsidiary as currently conducted. The Target Intellectual Property is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and neither Target nor the Target Subsidiary has received any written notice challenging the validity or enforceability of the Target Intellectual Property. To the knowledge of Target, neither the Target Intellectual Property nor the conduct of the business of Target and the Target Subsidiary violates, misappropriates or infringes upon the intellectual property rights of any third party. The consummation of the transactions contemplated hereby will not result in any material loss or impairment of the right of Target or the Target Subsidiary to own or use any of the Target Intellectual Property. All information technology equipment, Software and systems used in and necessary to the conduct of the business of Target and the Target Subsidiary to operate and perform in all material respects in accordance with their documentation and functional specifications and as necessary for the conduct of the business of Target and the Target Subsidiary. No material trade secret or other material confidential information has been disclosed or authorized to be disclosed by Target or the Target Subsidiary or their authorized representatives to any person, other than pursuant to a non-disclosure agreement that protects the proprietary interests of Target and the Target Subsidiary in and to such material trade secrets and confidential information. Target and the Target Subsidiary have taken commercially reasonable precautions to protect the secrecy, confidentiality and value of its trade secrets and confidential know-how.

(b) Target and the Target Subsidiary have in place commercially reasonable data protection and privacy policies and procedures to protect, safeguard and maintain the confidentiality, integrity and security of (i) Target’s and the Target Subsidiary’s information technology systems, Software owned or purported to be owned by Target and the Target Subsidiary (“Target-Owned Software”), and (ii) all information, data and transactions stored or contained therein or transmitted thereby, including personally identifiable information, financial information, and credit card data (as such information or terms are defined and/or regulated under applicable laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency) (the “Target Data”), against any unauthorized or improper use, access, transmittal, interruption, modification or corruption, and Target and the Target Subsidiary are in compliance in all material respects with applicable confidentiality and data security laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency, and all industry standards applicable to the Target Data, including card association rules and the payment card industry data security standards. There currently are not any, and since January 1, 2013, have not been any, pending or, to the knowledge of Target, threatened claims or written complaints with respect to unauthorized access to or breaches of the security of (i) any of Target’s and the Target Subsidiary’s information technology systems, including the Target-Owned Software; or (ii) Target Data or any other such information collected, maintained or stored by or on behalf of Target and the Target Subsidiary (or any unlawful acquisition, use, loss, destruction, compromise or disclosure thereof).

4.21 Investment Securities. Section 4.21 of the Target Disclosure Schedule sets forth as of December 31, 2015, the investment securities of the Target Subsidiary, as well as any purchases or sales of such securities between December 31, 2015 to and including the date hereof, reflecting with respect to all such securities, whenever purchased or sold, descriptions thereof, CUSIP numbers, designations as securities “available for sale” or securities “held to maturity,” as those terms are used in ASC 320, book values, fair values and coupon rates, and any gain or loss with respect to any investment securities sold during such time period after December 31, 2015. Except as set forth in Section 4.21 of the Target Disclosure Schedule, the Target Subsidiary has not purchased or sold any such securities listed and described thereon. Except as set forth in Section 4.2(d) of the Target Disclosure Schedule, neither Target nor the Target Subsidiary owns any of the outstanding equity of any savings bank, savings and loan association, savings and loan holding company, credit union, bank or bank holding company, insurance company, mortgage or loan broker or any other financial institution.

4.22 Regulatory Capitalization. The Target Subsidiary is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. Target is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FRB.

4.23 Loans; Nonperforming and Classified Assets.

(a) Except as set forth in Section 4.23(a) of the Target Disclosure Schedule, as of the date hereof, neither Target nor the Target Subsidiary is a party to any written or oral loan, loan agreement, note, extension of credit or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), under the terms of which the obligor was, as of December 31, 2015, over sixty (60) days delinquent in payment of principal or interest.

(b) Section 4.23(b) of the Target Disclosure Schedule identifies (x) each Loan that as of December 31, 2015 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by the Target Subsidiary or any bank examiner, together with the principal amount of each such Loan and the account number of the borrower thereunder and (y) each asset of the Target Subsidiary that as of December 31, 2015 was classified as other real estate owned (“OREO”) and the book value thereof as of December 31, 2015.

(c) Each Loan held in the Target Subsidiary’s loan portfolio (“Target Loan”) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the knowledge of Target, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d) There are no oral modifications or amendments related to the Target Loans that are not reflected in the written records of the Target Subsidiary. Except as set forth in Section 4.23(d) of the Target Disclosure Schedule, all currently outstanding Target Loans are owned by the Target Subsidiary free and clear of any Liens, except for Liens on Loans granted to the Federal Home Loan Bank of Cincinnati or the Federal Reserve Bank of Atlanta. No claims of defense as to the enforcement of any Target Loan have been asserted in writing against the Target Subsidiary for which there is a reasonable possibility of an adverse determination, and Target has no knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a possibility of an adverse determination to Target or the Target Subsidiary. Except as set forth in Section 4.23(d) of the Target Disclosure Schedule, none of the Target Loans are presently serviced by third parties, and there is no obligation which could result in any Target Loan becoming subject to any third party servicing.

(e) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target, each outstanding Target Loan has been solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in accordance with the relevant notes or other credit or security documents, the applicable written underwriting and servicing standards of the Target Subsidiary and with all applicable federal, state and local laws, regulations and rules. The loan documents with respect to each such Target Loan are complete and correct in all material respects.

(f) The Target Subsidiary is not now nor has it been since January 1, 2013, subject to any material fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(g) Neither Target nor the Target Subsidiary is a party to any agreement or arrangement with (or otherwise obligated to) any person which obligates Target or the Target Subsidiary to repurchase from any such person any Loan or other asset of Target or the Target Subsidiary, unless there is a material breach of a representation or covenant by Target or the Target Subsidiary.

4.24 Allowance for Loan and Lease Losses. Target’s allowance for loan and lease losses as reflected in each of (a) the balance sheet included in the Target’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Target 2014 Form 10-K”) and (b) the balance sheet included in the Target Third Quarter 2015 Form 10-Q, were, as of the applicable dates thereof, in compliance with Target’s existing methodology for determining the adequacy of its allowance for loan and lease losses as well as the standards established by applicable Governmental Entities, the Financial Accounting Standards Board and GAAP.

4.25 Investment Management and Related Activities. Neither Target nor the Target Subsidiary nor any of their respective directors, officers, employees or authorized representatives is required to be registered, licensed or authorized under the laws issued by any Governmental Entity or Regulatory Agency as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, or in any similar capacity with a Governmental Entity or Regulatory Agency. The investment management, broker-dealer and investment advisory business of Target and the Target Subsidiary has complied in all material respects with applicable legal requirements to the extent the responsibility of Target or the Target Subsidiary.

4.26 Repurchase Agreements. With respect to all agreements pursuant to which Target or the Target Subsidiary has purchased securities subject to an agreement to resell, if any, Target or the Target Subsidiary, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

4.27 Deposit Insurance. The deposits of the Target Subsidiary are insured by the FDIC in accordance with the FDIA to the full extent permitted by law, and the Target Subsidiary has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to Target’s knowledge, threatened.

4.28 CRA, Anti-money Laundering and Customer Information Security. Neither Target nor the Target Subsidiary is a party to any agreement with any individual or group regarding Community Reinvestment Act matters and, to Target’s knowledge, no facts or circumstances exist which would cause Target or the Target Subsidiary: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory”; (ii) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Target pursuant to 12 C.F.R. Part 364. Furthermore, the board of directors of the Target Subsidiary has adopted and the Target Subsidiary has implemented an anti-money laundering program that contains customer identification verification procedures that has not been deemed ineffective by any Governmental Entity or Regulatory Agency and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act.

4.29 Transactions with Affiliates. Except as set forth on Section 4.29 of the Target Disclosure Schedule or for transactions, agreements, arrangements or understandings between Target and the Target Subsidiary, there are no outstanding amounts payable to or receivable from, or advances by Target or the Target Subsidiary to, and neither Target nor the Target Subsidiary is otherwise a creditor or debtor to, any director, executive officer, five percent (5%) or greater shareholder or other affiliate of Target or the Target Subsidiary, or to Target’s knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a director with Target or the Target Subsidiary and other than deposits held by the Target Subsidiary or Loans made by the Target Subsidiary in the ordinary course of business and in compliance in all material respects with all applicable laws and regulations. All agreements between Target or the Target Subsidiary and any of their respective affiliates comply in all material respects, to the extent applicable, with Regulation W of the FRB.

4.30 Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose on Target or the Target Subsidiary, or that could reasonably be expected to result in the imposition on Target or the Target Subsidiary of, any liability or obligation arising under any local, state or federal environmental statute, regulation or ordinance including, without limitation, CERCLA, pending or, to the knowledge of Target, threatened against Target or the Target Subsidiary, and to the knowledge of Target there is no reasonable basis for any such proceeding, claim, action or governmental investigation, in each case which liability or obligation would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target. Neither Target nor the Target Subsidiary is subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, Governmental Entity, Regulatory Agency or third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target.

4.31 State Takeover Laws. The board of directors of Target has approved the transactions contemplated by this Agreement for purposes of Sections 48-103-101 through 48-103-505 of the TBCA, if applicable to Target, such that the provisions of such sections of the TBCA will not apply to this Agreement or any of the transactions contemplated hereby.

4.32 Reorganization. As of the date of this Agreement, Target is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.33 Target Reports. Target has filed all required reports, schedules, registration statements and other documents with the SEC that it has been required to file since January 1, 2013 (the “Target Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the Target Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Target Reports, and none of the Target Reports when filed with the SEC, or if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Target and each of its officers and directors are in compliance in all material respects, and have complied in all material respects, with the applicable listing and corporate governance rules and regulations of Nasdaq.

4.34 Information Supplied. None of the information supplied or to be supplied by or on behalf of Target for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement/Prospectus will, at the date of mailing to Target’s shareholders and the time of the Target Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC thereunder, except that no representation or warranty is made by Target with respect to statements made or incorporated by reference therein based on information supplied by Acquiror for inclusion or incorporation by reference in the Proxy Statement/Prospectus or for which Acquiror is responsible.

4.35 Internal Controls. The records, systems, controls, data and information of Target and the Target Subsidiary are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Target or the Target Subsidiary or accountants engaged or utilized by Target or the Target Subsidiary (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Target. Target has implemented and maintains a system of (i) disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Target or the Target Subsidiary is made known to the chief executive officer and the chief financial officer of Target by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the

“Sarbanes-Oxley Act”), and (ii) internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. No material weakness in the Company’s internal control over financial reporting or reportable conditions existed as of December 31, 2015. Target has disclosed, based on its most recent evaluation prior to the date hereof, to Target’s outside auditors and the audit committee of Target’s board of directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Target’s ability to record, process, summarize and report financial information, and (y) to the knowledge of Target, any fraud, whether or not material, that involves management or other employees who have a significant role in Target’s internal controls over financial reporting. Copies of any such disclosures were made in writing by management to Target’s auditors and audit committee and a copy has been previously made available to Acquiror. To the knowledge of Target, there is no reason to believe that Target’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, prior to the Closing Date.

4.36 Directors and Officers. Section 4.36 of the Target Disclosure Schedule lists each of the directors and “executive officers” (as such term is defined in 12 C.F.R. 215.2) of Target and the Target Subsidiary.

4.37 Opinion of Target Financial Advisor. The board of directors of Target has received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Keefe, Bruyette & Woods, Inc. to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Target Common Stock.

4.38 No Further Representations. Except for the representations and warranties set forth in Article IV of this Agreement, Target does not make, and shall not be deemed to make, any representation or warranty to Acquiror, express or implied, with respect to the transactions contemplated by this Agreement, and Target hereby disclaims any such representation or warranty not set forth in Article IV of this Agreement.

ARTICLE V.

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including Section 5.1 of the Target Disclosure Schedule), as required by law, at the written direction of a Governmental Entity or Regulatory Agency, or as consented to by Acquiror (which consent shall not be unreasonably withheld), Target shall, and shall cause the Target Subsidiary to, (a) conduct its business in the ordinary course in all material respects and consistent in all material respects with past practice and in compliance in all material respects with all applicable laws, (b) use commercially reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees and (c) perform its covenants and agreements under this Agreement. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement, as required by law, at the direction of a Governmental Entity or Regulatory Agency, or as consented to by Target (which consent shall not be unreasonably withheld), Acquiror shall, and shall cause each of its Subsidiaries to, (x) conduct its business in the ordinary course in all material respects and consistent in all material respects with past practice and in compliance in all material respects with all applicable laws and (y) perform its covenants and agreements under this Agreement.

5.2 Target Forbearances During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.2 of the Target Disclosure Schedule and except as expressly contemplated or permitted by this Agreement, as required by law, or at the written direction of a Governmental Entity or Regulatory Agency, Target shall not, and shall not permit the Target Subsidiary to, without the prior written consent of Acquiror (which consent shall not be unreasonably withheld):

(a) other than in the ordinary course of business consistent with past practice, incur, modify, extend or renegotiate any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of Federal funds, borrowings from the Federal Home Loan Bank of Cincinnati or the Federal Reserve Bank of Atlanta, and sales of certificates of deposit);

(b) other than as set forth in Section 5.2(b) of the Target Disclosure Schedule, (i) adjust, split, combine or reclassify any shares of Target Capital Stock; (ii) make, declare or pay any dividend, or make any other distribution, or directly or indirectly redeem, purchase or otherwise acquire, any shares of Target Capital Stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of Target Capital Stock except (1) dividends paid by the Target Subsidiary to Target in compliance with applicable laws, and (2) if permitted under the Target Stock Plans, the acceptance of shares of Target’s Common Stock as payment of the exercise price of stock options or for withholding taxes incurred in connection with the exercise of Target’s Stock Options; (iii) grant any stock options, stock appreciation rights, performance shares, shares of restricted stock, restricted stock units, or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of Target Capital Stock; or (iv) issue, sell or otherwise permit to become outstanding any additional shares of Target Capital Stock or securities convertible or exchangeable into, or exercisable for, any shares of Target Capital Stock, except pursuant to the exercise of Target Stock Options outstanding as of the date of this Agreement;

(c) other than as set forth in Section 5.2(c) of the Target Disclosure Schedule, (i) increase the wages, salaries, compensation, employee benefits or incentives payable to any officer, employee, or director of Target or the Target Subsidiary, (ii) pay any pension or retirement allowance not required by any existing plan or agreement or by applicable law, (iii) pay any bonus, (iv) become a party to, amend or commit itself to enter into any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee, or (v) except as required under any existing plan, grant or agreement, accelerate the vesting of, or the lapsing of restrictions with respect to, any Target Stock Options or restricted shares of Target Common Stock;

(d) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets that are material to Target and the Target Subsidiary, taken as a whole, to any person or cancel, release or assign any indebtedness owed to Target or the Target Subsidiary that is material to Target and the Target Subsidiary, taken as a whole, to any such person or any claims held by any such person that are material to Target and the Target Subsidiary, taken as a whole, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement;

(e) enter into any new line of business that is material to Target and the Target Subsidiary, taken as a whole, or change, amend or modify its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to Target and the Target Subsidiary, taken as a whole, except as required by applicable law, regulation or policies imposed by any Governmental Entity or Regulatory Agency;

(f) except for transactions made in the ordinary course of business consistent with past practice, make any material capital expenditure either by purchase or sale of fixed assets, property transfers, or purchase or sale of any property or assets of any other person;

(g) acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the equity securities, assets, business, deposits or properties of any other entity;

(h) knowingly take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(i) amend the Target Charter or bylaws of Target or the charter or bylaws of the Target Subsidiary or otherwise take any action to exempt any person (other than Acquiror or its Subsidiaries) or any action taken by any person from any takeover statute or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality, non-solicitation, no-hire or standstill agreements in place with any third parties;

(j)(i) terminate, materially amend, or waive any material provision of any Target Material Contract or Lease, or make any change in any instrument or agreement governing the terms of any of its securities, or (ii) enter into any contract that would constitute a Target Material Contract or Lease if it were in effect on the date of this Agreement;

(k) except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other person;

(l) merge or consolidate with any other person, or restructure, reorganize or completely or partially liquidate or dissolve;

(m) other than in the ordinary course of business consistent with past practice, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise;

(n) acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith), sell or otherwise dispose of any debt security or equity investment or any certificates of deposit issued by other banks, or classify any security now held in or subsequently purchased for Target’s investment portfolio as other than “available for sale,” as that term is used in ASC 320;

(o) other than settlement of foreclosure actions in the ordinary course of business consistent with past practice, enter into any settlement or similar agreement with respect to any material action, suit, proceeding, order or investigation to which Target or the Target Subsidiary is or becomes a party after the date of this Agreement;

(p) take any action that is intended or is reasonably likely to result (i) in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (ii) in any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) in a violation of any provision of this Agreement;

(q) implement or adopt any change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law or regulation, GAAP or regulatory guidelines;

(r) make any changes to deposit pricing other than in the ordinary course of business consistent with past practice;

(s) other than in connection with the making of loans in the ordinary course of business consistent with past practice, make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof or make any investment or commitment to develop, or otherwise take any actions to develop, any real estate owned by Target or the Target Subsidiary;

(t) make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans or (ii) its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or Regulatory Agency;

(u) other than in the ordinary course of business consistent with past practice, make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or materially change any Tax accounting method, file any amended Tax return, enter into any closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of Taxes;

(v) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(w) other than as set forth in Section 5.2(w), hire any person as an employee of Target or the Target Subsidiary, except for at-will employees;

(x) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated by this Agreement; or

(y) agree to take, make any commitment to take, or adopt any resolutions of Target’s board of directors or a committee thereof in support of, any of the actions prohibited by this Section 5.2.

5.3 Acquiror Forbearances. During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.3 of the Acquiror Disclosure Schedule and except as expressly contemplated or permitted by this Agreement or as required by law, Acquiror shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Target (which consent shall not be unreasonably withheld):

(a) knowingly take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(b) take any action that is intended or is reasonably likely to result (i) in any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (ii) in any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) in a violation of any provision of this Agreement;

(c) take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated by this Agreement; or

(d) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or a committee thereof in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI.

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Target and Acquiror shall promptly prepare and file with the SEC the Proxy Statement/Prospectus and Acquiror shall promptly prepare and file with the SEC the Form S-4, in which the Proxy Statement/Prospectus will be included as a prospectus. Each of Target and Acquiror shall use their reasonable best efforts in consultation with their respective legal counsel to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Target shall thereafter promptly mail or deliver the Proxy Statement/Prospectus to its shareholders. Acquiror shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Target shall furnish all information concerning Target and the holders of Target Capital Stock as may be reasonably requested in connection with any such action. If at any time prior to or after the Effective Time any information relating to any of the parties, or their respective affiliates, officers or directors, should be discovered by a party, which information should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated or made available on the SEC’s EDGAR database to the shareholders of Acquiror and mailed or delivered to the shareholders of Target.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file (and, if applicable, cause their Subsidiaries to promptly prepare and file) all necessary documentation to effect all applications, notices, petitions and filings to obtain as promptly as practicable all permits, consents, waivers, approvals and authorizations of all third parties and Governmental Entities or Regulatory Agencies which are reasonably necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger and, if Acquiror shall make the request described in Section 6.13, the Bank Merger (as defined herein)), and to comply with the terms and conditions of all such permits, consents, waivers, approvals and authorizations of all such Governmental Entities, Regulatory Agencies and third parties; provided, however, that in no event shall Acquiror or Acquiror Bank be required to agree to any prohibition, limitation, or other requirement which (i) would prohibit or materially limit the ownership or operation by Target, or by Acquiror or any of their Subsidiaries, of all or any material portion of the business or assets of Target or Acquiror or any of their Subsidiaries, (ii) compel Acquiror or any of its Subsidiaries to dispose of all or any material portion of the business or assets of Target or of Acquiror or any of their Subsidiaries or continue any portion of any Target Regulatory Agreement against Acquiror or any of its Subsidiaries after the Merger or (iii) would reasonably be expected to have a Material Adverse Effect on Acquiror after giving effect to the Merger (together, the “Burdensome Conditions”); provided, further, however, that (1) any prohibition, limitation or other requirement imposed by a Governmental Entity or Regulatory Agency which is customarily imposed in published orders or approvals for transactions such as the Merger (or, if Acquiror shall make the request described in Section 6.13, the Bank Merger) shall not be deemed to be a Burdensome Condition and (2) prior to declaring a Burdensome Condition and electing not to consummate the transactions contemplated hereby as a result thereof, Acquiror shall, and, if applicable, shall cause Acquiror Bank to, negotiate in good faith with the relevant Governmental Entity or Regulatory Agency to seek a commercially reasonable modification to the prohibition, limitation or other requirement to reduce the burdensome nature thereof such that the prohibition, limitation or other requirement no longer constitutes a Burdensome Condition. Without limiting the generality of the foregoing, as soon as practicable and in no event later than twenty-five (25) Business Days after the date of this Agreement, Acquiror shall, and shall cause its Subsidiaries to, each prepare and file any applications, notices and filings required in order to obtain the Requisite Regulatory Approvals. The parties hereto agree that they will consult with the other party hereto with respect to the obtaining of all permits, consents, waivers, approvals and authorizations of all third parties and Governmental Entities or Regulatory Agencies necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the others apprised of the status of matters relating to completion of the transactions contemplated herein. Acquiror and Target will furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, trustees, officers and shareholders and such other matters as reasonably may be necessary or advisable in connection with the Proxy Statement/Prospectus and any application, petition or other statement or application made by or on behalf of Acquiror (and, if applicable, Acquiror Bank) or Target to any Governmental Entity or Regulatory Agency in connection with the transactions contemplated by this Agreement. Acquiror and Target shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Acquiror or Target, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity or Regulatory Agency in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party will provide the other with copies of any applications, notices, petitions or filings, and all correspondence relating thereto, prior to filing, other than any portions of material filed in connection therewith that contain information filed under a claim of confidentiality (except for the Interagency Bank Merger Act Application) and, in each case, subject to applicable laws relating to the exchange of information.

(c) Target and Acquiror shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Target, Acquiror or any of their respective Subsidiaries to any Governmental Entity or Regulatory Agency in connection with the Merger and the other transactions contemplated by this Agreement. Each of Acquiror and Target agrees, as to itself and its Subsidiaries, (i) that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Target Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make any statement therein, in light of the circumstances under which such statement was made, not misleading. Each of Acquiror and Target further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Form S-4 or the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Form S-4 or the Proxy Statement/Prospectus.

(d) Target and Acquiror shall promptly advise each other upon their (or their Subsidiaries’) receiving any communication from any Governmental Entity or Regulatory Agency whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, that the receipt of any such approval will be materially delayed or that a Burdensome Condition might be imposed on any such Requisite Regulatory Approval.

(e) Subject to applicable laws relating to the exchange of information, Acquiror and Target shall promptly furnish each other with copies of written communications received by Acquiror or Target (or their Subsidiaries) or delivered by Acquiror or Target (or their Subsidiaries), to any Governmental Entity or Regulatory Agency in respect of the transactions contemplated by this Agreement or the Bank Merger Agreement (as defined herein).

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, Target shall, and shall cause the Target Subsidiary to, afford to the officers, employees, accountants, counsel and other representatives of Acquiror, reasonable access, during normal business hours during the period prior to the Effective Time, to all of Target’s and the Target Subsidiary’s properties, books, contracts, commitments and records and, during such period, Target shall, and shall cause the Target Subsidiary to, make available to Acquiror (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents which Target or the Target Subsidiary is not permitted to disclose under applicable law) and (ii) all other information concerning Target’s and the Target Subsidiary’s business, properties and personnel as Acquiror may reasonably request. Neither Target nor the Target Subsidiary shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of their customers, jeopardize the attorney-client privilege attached to such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) The Mutual Confidentiality Agreement dated as of January 11, 2016, entered into by and between Acquiror and Target (the “Confidentiality Agreement”) will remain in full force and effect following the date of this Agreement, whether or not the Merger occurs, in accordance with the terms thereof; provided, however, that, effective as of the Effective Time, all confidential information of Target will be deemed to be “Confidential Information” of Acquiror and will be subject to the protections set forth therein for the benefit of Acquiror.

(c) No investigation by any of the parties or their respective representatives pursuant to this Section 6.2 shall affect the representations and warranties of the other party or parties set forth herein.

6.3 Shareholder Approval.

(a) Target shall take, in accordance with applicable law and the Target Charter and bylaws of Target, all action necessary to convene a meeting of its shareholders (the “Target Shareholders’ Meeting”) to be held as soon as reasonably practicable after the Form S-4 is declared effective for the purpose of Target’s shareholders voting upon proposals to adopt and approve this Agreement and the Merger. The board of directors of Target shall use its reasonable best efforts to obtain from the shareholders of Target the vote in favor of the adoption of this Agreement and the transactions contemplated hereby required by the TBCA, the Target Charter and bylaws of Target, including (subject to the ability of Target’s board of directors to take actions permitted under Section 6.10) by communicating to its shareholders its recommendation (and including such recommendation in the Proxy Statement/Prospectus) that the shareholders approve this Agreement and the transactions contemplated hereby (such approval the “Target Shareholder Approval”).

(b) Target shall adjourn or postpone the Target Shareholders’ Meeting if, (i) as of the time for which such meeting is originally scheduled there are insufficient shares of Target Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or (ii) if on the date of such meeting Target has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Shareholder Approval. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated, this Agreement shall be submitted to the shareholders of Target at the Target Shareholders’ Meeting for the purpose of Target’s shareholders voting on the approval and adoption of this Agreement and nothing contained herein shall be deemed to relieve Target of such obligations.

6.4 Legal Conditions to Merger. Target and Acquiror shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions reasonably necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other parties to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity or Regulatory Agency and any other third party that is required to be obtained by Acquiror or Target in connection with the Merger and the other transactions contemplated by this Agreement.

6.5 Stock Quotation or Listing. Acquiror shall cause the shares of Acquiror Common Stock to be issued in connection with the Merger to be qualified for quotation or listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

6.6 Employee Benefit Plans; Existing Agreements.

(a) Within one year following the Effective Time (but in the case of the Acquiror’s 401(k) Plan beginning with the first full payroll period that commences following the Effective Time or as soon thereafter as administratively practicable), to the extent permissible under the terms of the Acquiror Benefit Plans and the cash and equity incentive plans of Acquiror (the “Acquiror Incentive Plans”), the employees of Target and the Target Subsidiary as of the Effective Time (the “Target Employees”) will be eligible to participate in the Acquiror Benefit Plans and Acquiror Incentive Plans in which similarly situated employees of Acquiror or its Subsidiaries participate, to the same extent as similarly situated employees of Acquiror or its Subsidiaries (it being understood that inclusion of Target Employees in the Acquiror Benefit Plans and the Acquiror Incentive Plans may occur at different times with respect to different plans) except as provided below.

(b) To the extent not prohibited by applicable legal requirements, the employees of Target and the Target Subsidiary employed by Acquiror or any of its Affiliates after the Effective Time (the “Continuing Employees”) shall, for a period of at least twelve (12) months following the Effective Time (the “Protected Period”), be entitled to the same or better annual salary or hourly wages to which the Continuing Employees were entitled on the Closing Date.

(c) With regard to Target Employees identified on Schedule 6.6(c), and to the extent that during the Protected Period a Continuing Employee other than a Target Employee identified on Schedule 6.6(c) is terminated without cause, Acquiror or Acquiror Bank shall pay or cause to be paid, severance pay in an amount equal to the amounts set forth on Schedule 6.6(c). For purposes of this Section 6.6, “cause” shall have the same meaning as provided in any written employment agreement between any Continuing Employee and Acquiror or any Affiliate of Acquiror on the date such Continuing Employee is terminated, or if no such definition or employment agreement exists, “cause” shall mean conduct amounting to (1) fraud or dishonesty against Acquiror or any Affiliate of Acquiror; (2) the Continuing Employee’s willful misconduct, repeated refusal to follow the reasonable directions of the Acquiror’s board of directors or knowing violation of law in the course of performance of the duties of the Continuing Employee’s service with Acquiror or any Affiliate of Acquiror; (3) repeated absences from work without a reasonable excuse; (4) repeated intoxication with alcohol or drugs while on the premises of Acquiror or any Affiliate of Acquiror during regular business hours; (5) a conviction or plea of guilty or NOLO CONTENDERE to a felony or a crime involving dishonesty; or (6) a breach or violation of the terms of any agreement to which the Continuing Employee and Acquiror or any Affiliate of Acquiror are party.

(d) With respect to each Acquiror Benefit Plan that is an “employee benefit plan,” as defined in section 3(3) of ERISA, for purposes of determining eligibility to participate, and entitlement to benefits, including for severance benefits and vacation entitlement, but not for purposes of benefit accrual, service with Target or the Target Subsidiary shall be treated as service with Acquiror and its Subsidiaries; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall to the extent permissible under the terms of the Acquiror Benefit Plans and as permitted by the applicable insurer, apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each Acquiror Benefit Plan shall to the extent permissible under the terms of the Acquiror Benefit Plans and as permitted by the applicable insurer, waive pre-existing condition limitations to the same extent waived under the applicable Target Benefit Plan. Target Employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Acquiror Benefit Plans and to the extent permissible by the applicable insurer.

(e) From and after the Effective Time, Acquiror or the Surviving Corporation, as applicable, will assume and honor in accordance with their terms all employment, severance, change of control and other compensation agreements and arrangements between Target or the Target Subsidiary and any of their employees (that are listed on Section 6.6(e) of the Target Disclosure Schedule), which are not terminated in connection with the consummation of the transactions contemplated by this Agreement, and all accrued and vested benefit obligations through the Effective Time which are between Target or the Target Subsidiary and any of their current or former directors, officers, employees or consultants.

(f) From and after the Effective Time, Acquiror, the Surviving Corporation or Acquiror Bank, as applicable, will, and will cause any applicable Acquiror Benefit Plan to, provide or pay when due to the Target Employees all benefits and compensation pursuant to Target Benefit Plans in effect on the date hereof earned or accrued through, and to which such individuals are entitled, as of the Effective Time (or such later time as such Target Benefit Plans as in effect at the Effective Time are terminated or canceled by Acquiror, the Surviving Corporation or Acquiror Bank) subject to compliance with the terms of this Agreement.

(g) At the Effective Time, Target shall, and shall cause the Target Subsidiary to, cease contributions to and terminate Target’s 401(k) Plan, and shall (a) adopt written resolutions (a copy of which shall be delivered to Acquiror at the Closing) to terminate the 401(k) Plan and 100% vest all participants under the 401(k) Plan, such termination and vesting to be effective immediately prior to the Effective Time; and (ii) deliver to Acquiror, prior to the Closing, notice of the 401(k) Plan termination to any trustees and custodians of the 401(k) Plan and/or its assets. Acquiror reserves the right to suspend the distribution of benefits from the 401(k) Plan until the later of the receipt of a favorable determination letter from the IRS with respect to the termination of the 401(k) Plan and the completion of final testing and record keeping for the 401(k) Plan.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer or employee of Target or the Target Subsidiary, or who is or was serving at the request of Target or the Target Subsidiary as a director, officer, employee or agent of another person, including any entity specified in the Target Disclosure Schedule (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Target or the Target Subsidiary or any of their predecessors or is or was serving at the request of Target or the Target Subsidiary or any of their predecessors as a director, officer, employee or agent of another person or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, Acquiror shall indemnify, defend and hold harmless each such Indemnified Party to the same extent as such Indemnified Party is entitled to be indemnified as of the date of this Agreement by Target or the Target Subsidiary pursuant to the Target Charter, Target’s bylaws, the charter and bylaws of the Target Subsidiary and any indemnification agreements in existence as of the date hereof (copies of which have been provided to Acquiror) against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and court costs and expenses in advance of the final disposition of any claim, action, suit, proceeding or investigation to each Indemnified Party upon receipt of an undertaking (in reasonable and customary form) to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation.

(b) Subject to the following sentence, for a period of six (6) years after the Effective Time, Acquiror and the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Target (provided, that Acquiror and the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Target and the Target Subsidiary arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, however, that Acquiror and the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 250% of the aggregate annual premium paid as of the date hereof by Target for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Acquiror and the Surviving Corporation shall cause to be maintained policies of insurance which, in Acquiror’s and the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Target, in consultation with Acquiror, may (and at the request of Acquiror, Target shall use its reasonable best efforts to) obtain at or prior to the Effective Time, at Acquiror’s expense, a six-year “tail” policy under Target’s existing directors’ and officers’ liability insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c) In the event Acquiror or the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Corporation, as appropriate, assume the obligations set forth in this Section 6.7.

(d) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.8 Additional Agreements. In case at any time before or after the Effective Time any further action is reasonably necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement shall take all such necessary action as may be reasonably requested by the other parties to this Agreement.

6.9 Advice of Changes. Target and Acquiror shall promptly advise the other of any fact, change, event or circumstance (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided further that a failure to comply with this Section 6.9 shall not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying fact, change, event or circumstance would independently result in the failure of a condition set forth in Article VII to be satisfied or provide a basis for terminating this Agreement.

6.10 Acquisition Proposals; Board Recommendation.

(a) Target and the Target Subsidiary and each of their affiliates, directors, officers, employees, agents and representatives (including any investment banker, financial advisor, attorney, accountant or other representative retained by Target or the Target Subsidiary (each a “Target Representative”)) shall immediately cease any discussions or negotiations with any other parties that may be ongoing with respect to the possibility or consideration of any Acquisition Proposal. Except as otherwise provided in Section 6.10(b), from the date of this Agreement through the Effective Time, Target shall not, and shall cause the Target Subsidiary not to, nor shall it authorize or permit any Target Representative to, directly or indirectly through another person, (i) solicit, initiate, facilitate or encourage (including by way of furnishing information or assistance), or take any other action designed to solicit, initiate, facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal, (ii) participate in any discussions, negotiations or other communications regarding any Acquisition Proposal, (iii) make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal or (iv) provide any confidential or nonpublic information or data to any person relating to an Acquisition Proposal. Any violation of the foregoing restrictions by any Target Representative, whether or not such Target Representative is so authorized and whether or not such Target Representative is purporting to act on behalf of Target or the Target Subsidiary or otherwise, shall be deemed to be a breach of this Agreement by Target.

(b)

(i) Notwithstanding the foregoing, the board of directors of Target shall be permitted, prior to the Target Shareholders’ Meeting, to engage in discussions and negotiations with, or provide any nonpublic information or data to, any person in response to an unsolicited bona fide written Acquisition Proposal by such person made after the date of this Agreement which its board of directors concludes in good faith constitutes or is reasonably likely to result in a Superior Proposal if and only to the extent that the board of directors of Target concludes in good faith (after receiving the advice of its outside legal counsel and with respect to financial matters, its financial advisors) that failure to take such actions would result in violation of its fiduciary duties under applicable law and subject to compliance with the other terms of this Section 6.10; provided, however, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, Target shall have provided notice to Acquiror of its intention to provide such information, and shall have provided such information to Acquiror if not previously provided to Acquiror, and shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall include customary non-disclosure, confidentiality, standstill and non-solicitation and no-hire provisions and not provide such person with any exclusive right to negotiate with Target.

(ii) In addition to the obligations of Target under Section 6.10(d), Target shall notify Acquiror promptly (but in no event later than 48 hours) after receipt of any Acquisition Proposal, or any request for nonpublic information relating to Target or the Target Subsidiary that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry from any person seeking to have discussions, negotiations or other communications relating to a possible Acquisition Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, requests, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). Target shall also promptly, and in any event within 48 hours, notify Acquiror, orally and in writing, if it enters into discussions, negotiations or other communications concerning any Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 6.10(b) and keep Acquiror informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

(iii) Nothing contained in this Section 6.10 shall prohibit Target or the Target Subsidiary from taking and disclosing to its shareholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement.

(c) Target agrees that (i) it will and will cause the Target Subsidiary and the Target Representatives to, cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal, and (ii) it will not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or the Target Subsidiary is a party with respect to any Acquisition Proposal.

(d) Except as otherwise expressly provided in this Agreement, Target’s board of directors shall not (i) withhold, withdraw, amend, modify, change or qualify (or publicly propose to withhold, withdraw, amend, modify, change or qualify), in a manner adverse in any respect to the interests of Acquiror, its recommendation referred to in Section 6.3(a), or (ii) approve or recommend (or publicly propose to approve or recommend or announce its intention to approve, recommend or propose) any Acquisition Proposal (either (i) or (ii), an “Adverse Recommendation Change”). Except as otherwise expressly provided in this Agreement, Target shall not, and Target’s board of directors shall not allow Target to, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement relating to any Acquisition Proposal. Notwithstanding the foregoing, at any time before obtaining the Target Shareholder Approval, Target’s board of directors may, if it determines in good faith (after receiving the advice of its outside legal counsel and with respect to financial matters, its financial advisors) that the failure to do so would violate its fiduciary duties under applicable law, taking into account all adjustments to the terms of this Agreement that may be offered by Acquiror under this Section 6.10(d), make an Adverse Recommendation Change; provided that Target may not make any Adverse Recommendation Change in response to an Acquisition Proposal unless (x) Target shall not have breached Section 6.3 or this Section 6.10 in any material respect and (y):

(i) within three (3) business days after notice to Acquiror of receipt of an Acquisition Proposal, Target’s board of directors determines in good faith (after receiving advice from its outside legal counsel and with respect to financial matters, its financial advisors) that such Acquisition Proposal is a Superior Proposal and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by Acquiror under this Section 6.10(d);

(ii) Target has given Acquiror at least ten (10) business days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal)) and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the person making such Superior Proposal;

(iii) Before effecting such Adverse Recommendation Change, Target has negotiated, and has caused Target Representatives to negotiate, in good faith with Acquiror during the ten (10) business day notice period described in Section 6.10(d)(ii) to the extent Acquiror wishes to negotiate, to enable Acquiror to revise the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal; and

(iv) Target’s board of directors, following the final of such ten (10) (or five (5), as applicable) business day period (as described below) again determines in good faith (after receiving advice from its outside legal counsel and with respect to financial matters, its financial advisors) that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to take such action would violate its fiduciary duties under applicable law.

In the event of any material change to the terms of such Superior Proposal, Target shall, in each case, be required to deliver to Acquiror a new written notice, the notice period shall have recommenced and Target shall be required to comply with its obligations under this Section 6.10(d) with respect to such new written notice, except that the deadline for such new written notice shall be reduced to five (5) business days (rather than the ten (10) business days referenced in clause (ii) above).

(e) Subject to Section 8.1(j) (and in that case, only if Target shall have complied in all material respects with its obligations under Section 6.3 and this Section 6.10), nothing in this Section 6.10 shall permit Target to terminate this Agreement or affect any other obligation of Target under this Agreement. Unless this Agreement has been terminated, Target shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger.

(f) For purposes of this Agreement, the term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice (whether in draft or final form) or disclosure of an intention to do any of the foregoing from any person relating to any (w) direct or indirect acquisition or purchase of a business that constitutes a substantial portion of the consolidated net revenues, net income or assets of Target, (x) direct or indirect acquisition or purchase of any class of equity securities representing 20% or more of the voting power of any class of equity securities of Target or the Target Subsidiary or 20% or more of the consolidated assets of Target, (y) tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the voting power of any class of equity securities of Target or the Target Subsidiary, or (z) merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving Target or the Target Subsidiary, in each case other than the transactions contemplated by this Agreement.

(g) For purposes of this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal which the board of directors of Target concludes in good faith, after consultation with its financial advisors and outside legal counsel, taking into account the likelihood of consummation of such transaction on the terms set forth therein and all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (i) is more favorable to the shareholders of Target from a financial point of view than the transactions contemplated by this Agreement and (ii) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of Superior Proposal, the term Acquisition Proposal shall have the meaning assigned to such term in Section 6.10(f) except that the reference to “20% or more” in the definition of Acquisition Proposal shall be deemed to be a reference to “50% or more.”

6.11 Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than thirty (30) days after the end of each calendar month ending after the date hereof, Target will furnish to Acquiror (a) consolidated financial statements of Target (including balance sheets, statements of operations and shareholders’ equity) (to the extent available) as of and for such month then ended, (b) internal management reports showing actual financial performance against plan and previous period, and (c) to the extent permitted by applicable law, any reports provided to Target’s board of directors or any committee thereof relating to the financial performance and risk management of Target and the Target Subsidiary.

6.12 Exemption from Liability under Section 16(b). Prior to the Effective Time, Acquiror and Target shall each take such steps as may be necessary or appropriate to cause any disposition of shares of Target Common Stock and Target Stock Options by shareholders or optionholders of Target in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.13 Bank Merger. At or prior to the Effective Time, if requested by Acquiror, Target shall cause the Target Subsidiary to enter into an Agreement and Plan of Merger (the “Bank Merger Agreement”) with Acquiror Bank pursuant to which the Target Subsidiary shall merge with and into Acquiror Bank (the “Bank Merger”) at or following the Effective Time. Promptly following execution of such Bank Merger Agreement, Target shall approve such agreement as the sole shareholder of the Target Subsidiary. The Bank Merger Agreement shall contain such terms and conditions as are reasonable, normal and customary in light of the transactions contemplated hereby including a covenant that consummation of the merger of the Target Subsidiary with and into Acquiror Bank would not occur earlier than simultaneous with consummation of the Merger and a provision for termination of the Bank Merger Agreement upon termination of this Agreement.

6.14 Exchange Matters. Prior to the Closing Date, Target shall cooperate with Acquiror and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting of the shares of Target Common Stock from Nasdaq and the deregistration of the shares of Target Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

ARTICLE VII.

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement shall have been adopted by the requisite affirmative vote of the holders of Target Capital Stock entitled to vote thereon (such requisite affirmative vote referred to herein as the “Requisite Shareholder Approval”).

(b) Listing or Quotation. The shares of Acquiror Common Stock which shall be issued to the shareholders of Target upon consummation of the Merger shall have been qualified for quotation on Nasdaq, subject to official notice of issuance.

(c) Regulatory Approvals. All regulatory approvals, authorizations, waivers, consents, or orders from the FRB, FDIC or TDFI and any other approvals set forth in Section 3.4 and Section 4.4 required to consummate the transactions contemplated by this Agreement, including the Merger (and, if applicable, the Bank Merger) or those the failure of which to be obtained would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Surviving Corporation, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement (including, if applicable, the Bank Merger) shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity or Regulatory Agency which prohibits, materially restricts or makes illegal consummation of the Merger or, if applicable, the Bank Merger.

7.2 Conditions to Obligations of Target. The obligation of Target to effect the Merger is also subject to the satisfaction, or waiver by Target, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Acquiror set forth in Section 3.2(a) and Section 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Acquiror set forth in Section 3.1(a), 3.1(b), 3.1(c), Section 3.2(b) and Section 3.3(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Acquiror set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be likely to have a Material Adverse Effect on Acquiror. Target shall have received a certificate signed on behalf of Acquiror by the Chief Executive Officer and the Chief Financial Officer of Acquiror to the foregoing effect.

(b) Performance of Obligations of Acquiror. Acquiror shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Target shall have received a certificate signed on behalf of Acquiror by the Chief Executive Officer and the Chief Financial Officer of Acquiror to such effect.

(c) Tax Opinion. Target shall have received an opinion of Bradley Arant Boult Cummings LLP, legal counsel to Target, dated not later than the Closing Date and in form and substance reasonably satisfactory to Target, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of Target and Acquiror, reasonably satisfactory in form and substance to such counsel.

7.3 Conditions to Obligations of Acquiror. The obligation of Acquiror to effect the Merger is also subject to the satisfaction or waiver by Acquiror at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Target set forth in Section 4.2(a) and Section 4.8(a) (in each case after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Target set forth in Section 4.1(a), 4.1(b), Section 4.2(b), 4.2(c), and Section 4.3(a) (in each case after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Target set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Target or the Surviving Corporation. Acquiror shall have received a certificate signed on behalf of Target by the Chief Executive Officer and the Chief Financial Officer of Target to the foregoing effect.

(b) Performance of Obligations of Target. Target shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Acquiror shall have received a certificate signed on behalf of Target by the Chief Executive Officer and the Chief Financial Officer of Target to such effect.

(c) Regulatory Agreements. There shall be no Target Regulatory Agreements in effect that would have a Material Adverse Effect on Acquiror after the Effective Time.

(d) Employee Matters. Subject to the Target or Target Bank or Acquiror or Acquiror Bank on the Closing Date making such payments as would have been owed those individuals listed on Schedule 7.3(d)(i) attached hereto (the “Affected Employees”) pursuant to Section 6 of each Affected Employee’s existing amended and restated employment agreement with Target identified on Schedule 7.3(d)(i) attached hereto had the Merger been consummated without the termination of such employment agreements and the Affected Employees’ employment been terminated without cause immediately prior to or immediately following the Merger, such individuals and the Target shall have entered into agreements providing for the termination of each Affected Employee’s then existing employment agreement with Target, other than the non-competition and non-solicitation provisions contained therein, which provisions shall survive the termination of such agreements, effective as of immediately prior to the Effective Time. An Employment Agreement, substantially in the form of Exhibit B, attached hereto, shall have been executed by those individuals listed on Schedule 7.3(d)(ii) attached hereto.

(e) Tax Opinion. Acquiror shall have received an opinion of Bass, Berry & Sims PLC, legal counsel to Acquiror, dated not later than the Closing Date and in form and substance reasonably satisfactory to Acquiror, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of Target and Acquiror, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII.

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the shareholders of Target:

(a) by mutual consent of Acquiror and Target in a written instrument, if the board of directors of each so determines by a vote of a majority of the members of its respective entire board of directors;

(b) by either Acquiror or Target, if a Governmental Entity or Regulatory Agency that must provide Acquiror or Target with a Requisite Regulatory Approval has denied approval of the Merger (or, if applicable, the Bank Merger) and such denial has become final and non-appealable, or any Governmental Entity or Regulatory Agency of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger (or, if applicable, the Bank Merger), and such order, decree, ruling or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, such action;

(c) by either Acquiror or Target, if the Merger shall not have been consummated on or before September 30, 2016; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(d) by either Acquiror or Target (provided that, if Target is the party seeking to terminate this Agreement, it shall not be in material breach of any of its obligations under Section 6.3 and Section 6.10), if any approval of the shareholders of Target required for the consummation of the Merger shall not have been obtained upon a vote taken thereon at the Target Shareholders’ Meeting or at any adjournment or postponement thereof;

(e) by either Acquiror or Target (provided that Acquiror, in the event of termination by Acquiror, or Target, in the event of termination by Target, is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the representations or warranties set forth in this Agreement by Acquiror (in the event of termination by Target) or by Target (in the event of termination by Acquiror), which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(e) unless the breach of a representation or warranty, together with all other such breaches, would entitle the party receiving such representation or warranty not to consummate the transactions contemplated hereby under Section 7.2(a) (in the case of a breach of a representation or warranty by Acquiror) or Section 7.3(a) (in the case of a breach of a representation or warranty by Target);

(f) by either Acquiror or Target (provided that Acquiror, in the event of termination by Acquiror, or Target, in the event of termination by Target, is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements set forth in this Agreement by Acquiror (in the event of termination by Target) or by Target (in the event of termination by Acquiror), which breach shall not have been cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(f) unless the breach of covenant or agreement, together with all other such breaches, would entitle the party entitled to the benefit of such covenant or agreement not to consummate the transactions contemplated hereby under Section 7.2(b) or Section 7.2(c) (in the case of a breach of covenant or agreement by Acquiror) or Section 7.3(b) (in the case of a breach of covenant or agreement by Target);

(g) by Acquiror if (i) the board of directors of Target does not publicly recommend in the Proxy Statement/Prospectus that Target’s shareholders approve and adopt this Agreement, (ii) after recommending in the Proxy Statement/Prospectus that Target’s shareholders approve and adopt this Agreement, the board of directors of Target shall have effected any Adverse Recommendation Change, or (iii) Target materially breaches its obligations under this Agreement by reason of a failure to prepare and mail to its shareholders the Proxy Statement/Prospectus or a failure to call a meeting of its shareholders in accordance with Sections 6.1 and 6.3, respectively;

(h) by Acquiror, if the board of directors of Target has authorized, recommended, or publicly announced its intention to authorize or recommend any Acquisition Proposal with any persons other than Acquiror or if Target otherwise breaches, in any material respect, its obligations under Section 6.10 of this Agreement;

(i) by Target, if both (i) the Average Closing Price (as defined below) is less than $40.00 and (ii) (1) the number obtained by dividing the Average Closing Price by the average closing price per share of Acquiror Common Stock on Nasdaq for the ten (10) consecutive trading days ending on (and including) the date of this Agreement, rounded to four decimal places, is less than (2) the difference between (x) the number obtained by dividing the Index Value (as defined below) on the Determination Date by the Index Value on the Starting Date, rounded to four decimal places, minus (y) 0.20. For purposes of this Section 8.1(i), “Average Closing Price” means the average closing price per share of Acquiror Common Stock as reported on Nasdaq for the ten (10) consecutive trading days ending on (and including) the Determination Date; “Determination Date” means that certain date which is the fifth business day prior to the Closing Date; “Index Value” on a given date shall mean the closing index value for the Nasdaq Bank Index as reported by Bloomberg, L.P.; and “Starting Date” means the date of this Agreement, or if the date of this Agreement is not a date on which the Index Value is available (an “Index Availability Date”) the Index Availability Date that is closest to, but prior to, the date of this Agreement; or

(j) by Target, at any time prior to the approval of this Agreement by the shareholders of Target, for the purpose of entering into a definitive agreement with respect to a Superior Proposal, provided that Target is not in material breach of any of its obligations under Section 6.3 or Section 6.10 of this Agreement; provided that any such purported termination pursuant to this Section 8.1(j) shall be void and of no force or effect unless Target has paid the Termination Fee (as defined below) in accordance with Section 8.3.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g), (h), (i) or (j) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.4, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination. In the event of termination of this Agreement by either Target or Acquiror as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any of the parties to this Agreement or their respective officers or directors, except (A) with respect to Sections 6.2(b), 8.2, and 8.3 and Article IX, which shall survive such termination and (B) notwithstanding anything to the contrary contained in this Agreement, with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

8.3 Termination Fee.

(a) Target shall pay Acquiror, by wire transfer of immediately available funds, the sum of $8,000,000.00 (the “ Termination Fee”) if this Agreement is terminated as follows:

(i) if Acquiror shall terminate this Agreement pursuant to Section 8.1(g) or Section 8.1(h) (or if this Agreement is terminated pursuant to Section 8.1(c), but at the time of such termination Acquiror could have terminated this Agreement pursuant to Sections 8.1(g) or 8.1(h)), then Target shall pay the Termination Fee on the business day following such termination;

(ii) if (A) either Acquiror or Target shall terminate this Agreement pursuant to Section 8.1(d) because the required Target Shareholder Approval shall not have been received and (B) at any time after the date of this Agreement and at or before the Target Shareholders Meeting a bona fide Acquisition Proposal shall have been publicly announced by or otherwise communicated or made known to senior management or to the board of directors of Target (a “Public Proposal”), which has not been withdrawn prior to the date of the termination of this Agreement, and within nine (9) months of the date of such termination of this Agreement Target enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Target shall pay the Termination Fee on the earlier of the date of Target’s execution of such definitive agreement or consummation of such Acquisition Proposal;

(iii) if (A) Acquiror or Target shall terminate this Agreement pursuant to Section 8.1(c) or Acquiror shall terminate this Agreement pursuant to Section 8.1(e) or (f), and (B) at any time after the date of this Agreement and before such termination there shall have been a Public Proposal with respect to Target that has not been withdrawn prior to such termination and within nine (9) months of the date of such termination of this Agreement Target enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Target shall pay the Termination Fee on the earlier of the date of Target’s execution of such definitive agreement or consummation of such Acquisition Proposal; or

(iv) if Target shall terminate this Agreement pursuant to Section 8.1(j).

For purposes of this Section 8.3(a), all references in the definition of Acquisition Proposal to “20%” shall instead refer to “50%”.

(b) If Target fails to pay the Termination Fee payable under this Section 8.3 on the dates specified, then Target shall pay all costs and expenses (including reasonable legal fees and expenses) incurred by Acquiror in connection with any action or proceeding (including the filing of any lawsuit) taken by Acquiror to collect such unpaid amounts, together with interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received.

(c) The parties acknowledge (i) that the agreements contained in Section 8.2 and Section 8.3 are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, (ii) that, without these agreements, the parties would not have entered into this Agreement and (iii) except in the event of fraud or a termination of this Agreement resulting from the willful or intentional breach in any material respect of this Agreement by Target, the Termination Fee provided for in Section 8.3 shall be the sole and exclusive remedy of Acquiror in the event of the termination of this Agreement in any of the manners stipulated in Section 8.3.

(d) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages, the maximum aggregate amount of fees payable by Target under this Section 8.3 shall be equal to the Termination Fee and in no event shall Target be obligated to pay the Termination Fee on more than one occasion.

ARTICLE IX.

GENERAL PROVISIONS

9.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date and at a place to be specified by the parties, which shall be no later than 5 business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature or terms are to be satisfied or waived at Closing), unless another date or time is agreed to in writing by Acquiror and Target. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall terminate in accordance with its terms) shall survive the Effective Time, except for Section 1.10, Section 2.2, Section 6.6, Section 6.7 and Section 6.8 and for those other covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.3 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses; provided, however, that the costs and expenses of printing and mailing the Proxy Statement/Prospectus shall be borne by Target. Acquiror shall pay all filing and other fees paid to the SEC, or with respect to filings with the SEC, in connection with the Merger.

9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Target, to:	with a copy to:

Avenue Financial Holdings, Inc. 110 10th Avenue South, Suite 400 Nashville, Tennessee 37203 Attn: Ronald L. Samuels Facsimile:	John W. Titus Bradley Arant Boult Cummings LLP 1600 Division Street, Suite 700 Nashville, Tennessee 37203 Facsimile: (615) 252-6341

(b) if to Acquiror, to:	with a copy to:

Pinnacle Financial Partners, Inc. 150 Third Avenue South, Suite 900 Nashville, Tennessee 37201 Attn: M. Terry Turner Facsimile: (615) 744-3770	Bob F. Thompson Bass, Berry & Sims PLC 150 Third Avenue South, Suite 2800 Nashville, Tennessee 37201 Facsimile: (615) 742-2762

9.5 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement, unless otherwise indicated. The Acquiror Disclosure Schedule, Target Disclosure Schedule and each other Exhibit and Schedule hereto shall be deemed part of this Agreement and included in any reference to this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the singular or plural form of any word is used in this Agreement, such word shall encompass both the singular and plural form of such word. As used in this Agreement, the “knowledge” of Target means the actual knowledge of any of the officers of Target listed on Section 9.5 of the Target Disclosure Schedule, and the “knowledge” of Acquiror means the actual knowledge of any of the officers of Acquiror listed on Section 9.5 of the Acquiror Disclosure Schedule. As used herein, (i) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York or Nashville, Tennessee are authorized by law or executive order to be closed, (ii) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature and (iii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person. Any document or item will be deemed “delivered,” “provided” or “made available” within the meaning of this Agreement if such document or item is (i) made available specifically for review in person by the other party or (ii) contained and accessible for a continuous period of at least forty-eight hours immediately prior to the execution of this Agreement (if to be delivered, provided or made available prior to the date hereof) or the Closing Date (if to be delivered, provided or made available prior to Closing) in the electronic data room hosted by Firmex established by Target in connection with the transactions contemplated hereby to which Acquiror and its designated representatives had access rights during such period or the online portal used by Acquiror to make information available to its board of directors to which Target and its designated representatives had access rights during such period.

9.6 Amendment. Subject to compliance with applicable law and Section 1.1(b), this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Target;

provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Target, there may not be, without further approval of such shareholders, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered hereunder to the holders of Target Common Stock, other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties in interest at the time of the amendment.

9.7 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective board of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Target, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof which reduces the amount or changes the form of the consideration to be delivered to the holders of Target Common Stock hereunder, other than as contemplated by this Agreement. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.8 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.9 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.10 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Tennessee, without regard to any applicable conflicts of law principles, except to the extent mandatory provisions of federal law apply. Any legal action or proceeding with respect to this Agreement by one party against any other party shall be brought only in a court of record of, or in any federal court located in, that county in the State of Tennessee in which the principal executive office of such other party is located, which shall have exclusive jurisdiction and venue for such purpose. By execution and delivery of this Agreement, the parties hereby accept for themselves, and in respect of their property, generally and unconditionally, the jurisdiction and venue of the aforesaid courts and waive any objection to the laying of venue on the grounds of forum non convenience which they may now or hereafter have to the bringing or maintaining of any such action or proceeding in such jurisdiction.

9.11 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE

IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12 Publicity. Except as otherwise required by applicable law or the rules of Nasdaq or as such party shall determine is advisable under the rules and regulations of the SEC, neither Target nor Acquiror shall, or shall permit any of their respective Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent of Acquiror, in the case of a proposed announcement or statement by Target, or Target, in the case of a proposed announcement or statement by Acquiror, which consents shall not be unreasonably withheld or delayed.

9.13 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of the parties hereto shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, and, from and after the Effective Time, but only if the Effective Time shall occur, except for the rights of holders of Target Common Stock to receive the Merger Consideration as provided in Article II, and the rights of holders of Target Stock Options under Section 1.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. Any purported assignment in contravention hereof shall be null and void. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.14 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.15 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract, and each party hereto forever waives any such defense.

9.16 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this instrument to be executed and delivered as of the day and year first above written, such execution having been duly authorized by the respective board of directors of Acquiror and Target.

Attest:	PINNACLE FINANCIAL PARTNERS, INC.:

/s/ Hugh M. Queener	By:	/s/ M. Terry Turner
Secretary	Name:	M. Terry Turner
	Title:	President and Chief Executive Officer

Attest:	AVENUE FINANCIAL HOLDINGS, INC.:

/s/ Jeremy Yeagle	By:	/s/ Ronald L. Samuels
Secretary	Name:	Ronald L. Samuels
	Title:	Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex A

Defined Terms

Capitalized terms used herein are defined in the provisions of the Agreement set forth below:

Defined Term	Section
Acquiror	First Paragraph
Acquiror Bank	1.11
Acquiror Benefit Plans	3.11(a)
Acquiror Capital Stock	3.2
Acquiror Bylaws	1.8
Acquiror Charter	1.7
Acquiror Common Stock	1.4(a)
Acquiror Data	3.19
Acquiror Disclosure Schedule	Article III
Acquiror ERISA Affiliate	3.11(b)
Acquiror Form 10-K	3.15
Acquiror Incentive Plans	6.6(a)
Acquiror Preferred Stock	3.2(a)
Acquiror Reports	3.12
Acquiror-Owned Software	3.19
Acquiror Stock Option	3.2(a)
Acquiror Stock Plans	3.2(a)
Acquisition Proposal	6.10(f)
Adverse Recommendation Change	6.10(d)
Affected Employees	7.3(d)(i)
Affected Executives	7.3(d)(ii)
Affiliate	9.5
Agreement	First Paragraph
Articles of Merger	1.2
Anti-Money Laundering Laws	3.13(b)
Average Closing Price	8.1(i)
Bank Merger	6.13
Bank Merger Agreement	6.13
BHC Act	3.1(b)
Burdensome Conditions	6.1(b)
Business Day	9.5
Cash Consideration	1.4(a)
Cash Out Amount	1.6(a)
Certificate	1.4(c)
Closing	9.1
Closing Date	9.1
Code	Recitals
Confidentiality Agreement	6.2(b)
Continuing Employees	6.6(b)
Derivative Contracts	4.17
Determination Date	8.1(i)
DPC Shares	1.4(a)
Effective Time	1.2
ERISA	3.11(b)
Exchange Act	3.12

Exchange Agent	2.1
Exchange Fund	2.1
Exchange Ratio	1.4(a)
FDIA	3.15
FDIC	3.4
Form S-4	3.4
FRB	3.4
GAAP	3.6
Governmental Entity	3.4
HSR Act	3.4
Indemnified Parties	6.7(a)
Index Availability Date	8.1(i)
Index Value	8.1(i)
Intellectual Property	4.20(a)
IRS	3.11(b)
Knowledge	9.5
Lease	4.16(a)
Leases	4.16(a)
Letter of Transmittal	2.2(a)
Liens	3.2(d)
Loans	4.23(a)
Material Adverse Effect	3.1(a)
Merger	Recitals
Merger Consideration	1.4(a)
Nasdaq	2.2(e)
OCC	3.5
OREO	4.23(b)
Other Regulatory Approvals	3.4
Person	9.5
Premium Cap	6.7(b)
Protected Period	6.6(b)
Proxy Statement/Prospectus	3.4
Public Proposal	8.3(a)(ii)
Real Estate	4.16(b)
Regulatory Agencies	3.5
Requisite Regulatory Approval	7.1(c)
Requisite Shareholder Approval	7.1(a)
Sarbanes-Oxley Act	4.35
Section 16 Information	6.12
Securities Act	3.4
Software	4.20(a)
Starting Date	8.1(i)
State Regulator	3.5
Stock Consideration	1.4(a)
Subsidiary	3.1(c)
Superior Proposal	6.10(g)
Surviving Corporation	Recitals
Target	First Paragraph
Target 2014 Form 10-K	4.24
Target Benefit Plans	4.12(a)
Target Capital Stock	4.2(a)
Target Charter	4.1(b)

Target Common Stock	1.4(a)
Target Data	4.20(b)
Target Disclosure Schedule	Article IV
Target Employees	6.6(a)
Target ERISA Affiliate	4.12(a)
Target Insiders	6.12
Target Intellectual Property	4.20(a)
Target Loan	4.23(c)
Target Material Contract	4.14(a)
Target Preferred Stock	4.2(a)
Target Regulatory Agreement	4.15
Target Reports	4.33
Target Representative	6.10(a)
Target Shareholder Approval	6.3(a)
Target Shareholders’ Meeting	6.3(a)
Target-Owned Software	4.20(b)
Target Stock Option	1.7(a)
Target Stock Plans	1.7(a)
Target Subsidiary	4.1(c)
Tax	3.10(b)
Taxes	3.10(b)
TBCA	1.1
TDFI	3.4
Termination Fee	8.3(a)
Trust Account Shares	1.4(a)
Uncertificated Share	1.4(b)
Voting Agreements	Recitals
Voting Debt	3.2(b)

Appendix B

January 28, 2016

The Board of Directors

Avenue Financial Holdings, Inc.

111 10th Avenue South

Suite 400

Nashville, Tennessee 37203

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common shareholders of Avenue Financial Holdings, Inc. (“AVNU”) of the Merger Consideration (as defined below) to be received by such shareholders in the proposed merger (the “Merger”) of AVNU with and into Pinnacle Financial Holdings, Inc. (“PNFP”), pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between AVNU and PNFP. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of AVNU, PNFP, the holders of shares of common stock, no par value, of AVNU (“AVNU Common Stock”) or the holders of shares of common stock, par value $1.00 per share, of PNFP (“PNFP Common Stock”), each share of AVNU Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive: (i) 0.36 of a share of PNFP Common Stock (the “Stock Consideration”) and (ii) $2.00 in cash (the “Cash Consideration”). The Cash Consideration and the Stock Consideration, taken together, are referred to herein as the “Merger Consideration.” The terms and conditions of the Merger are more fully set forth in the Agreement.

The Agreement also provides that, if requested by PNFP, AVNU shall cause Avenue Bank, a wholly owned subsidiary of AVNU, to enter into an agreement and plan of merger with Pinnacle Bank, a wholly owned subsidiary of PNFP, pursuant to which Avenue Bank shall merge with and into Pinnacle Bank at or following the Effective Time (such transaction, the “Bank Merger”).

KBW has acted as financial advisor to AVNU and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of their broker-dealer business and further to certain existing sales and trading relationships, KBW and its affiliates may from time to time purchase securities from, and sell securities to, AVNU and PNFP and, as a market maker in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of AVNU or PNFP for their own accounts and for the accounts of their customers and clients. KBW employees may also maintain individual positions in AVNU Common Stock and PNFP Common Stock, which positions currently include an individual position in shares of AVNU Common Stock held by a senior member of the KBW advisory team providing services to AVNU in connection with the proposed Merger. We have acted exclusively for the board of directors of AVNU (the “Board”) in rendering this opinion and will receive a fee from

Keefe, Bruyette & Woods, a Stifel Company ● 1021 East Cary Street, Suite 1950

804-643-4250 ● www.kbw.com

The Board of Directors – Avenue Financial Holdings, Inc.

January 28, 2016

AVNU for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, AVNU has agreed to indemnify us for certain liabilities arising out of our engagement.

In addition to this present engagement, in the past two years, KBW has provided investment banking and financial advisory services to AVNU and received compensation for such services. KBW served as sole bookrunner and an underwriter in connection with the initial public offering of AVNU in February 2015. In addition, KBW served as sole placement agent in connection with AVNU’s private placement of subordinated notes in December 2014. During the past two years, KBW has from time to time provided investment banking advice to PNFP in the ordinary course of business, for which KBW did not enter into an engagement agreement or receive compensation. We may in the future provide investment banking and financial advisory services to AVNU or PNFP and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the Merger and bearing upon the financial and operating condition of AVNU and PNFP, including among other things, the following: (i) a draft of the Agreement dated January 28, 2016 (the most recent draft made available to us); (ii) the audited financial statements for the three fiscal years ended December 31, 2014 of AVNU; (iii) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2015, June 30, 2015, and September 30, 2015 of AVNU; (iv) certain unaudited quarterly and fiscal year-end financial results for the period ended December 31, 2015 of AVNU (provided to us by representatives of AVNU); (v) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2014 of PNFP; (vi) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2015, June 30, 2015 and September 30, 2015 of PNFP; (vii) the unaudited quarterly and fiscal year-end financial results for the period ended December 31, 2015 of PNFP (contained in the Current Report on Form 8-K filed by PNFP with the Securities and Exchange Commission on January 19, 2016) (viii) certain regulatory filings of AVNU, Avenue Bank, PNFP and Pinnacle Bank, including (as applicable) the quarterly reports on Form FRY-9C and the quarterly call reports filed with respect to each quarter during the three year period ended December 31, 2014 and the three quarters ended March 31, 2015, June 30, 2015 and September 30, 2015; (ix) certain other interim reports and other communications of AVNU and PNFP to their respective shareholders; and (x) other financial information concerning the businesses and operations of AVNU and PNFP that was furnished to us by AVNU and PNFP or which we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of AVNU and PNFP; (ii) the assets and liabilities of AVNU and PNFP; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information for AVNU and PNFP with similar information for certain other companies the securities of which are publicly traded; (v) financial and operating forecasts and projections of AVNU that were prepared by, and provided to us and discussed with us by, AVNU management and that were used and relied upon by us at the direction of such management with the consent of the Board;; (vi) publicly available consensus “street estimates” of PNFP for 2016 and 2017 (and adjustments thereto provided to us by PNFP management to give pro forma effect to PNFP’s minority investment in Bankers Healthcare Group and expected Durbin impact) which was discussed with us by such management and used and relied upon by us based on such discussions, at the direction of AVNU management and with the consent of the Board; and (vii) estimates regarding certain pro forma

Keefe, Bruyette & Woods, a Stifel Company ● 1021 East Cary Street, Suite 1950

804-643-4250 ● www.kbw.com

The Board of Directors – Avenue Financial Holdings, Inc.

January 28, 2016

financial effects of the Merger on PNFP (including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger) that were prepared by, and provided to and discussed with us by, PNFP management and used and relied upon by us based on such discussions, at the direction of AVNU management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also held discussions with senior management of AVNU and PNFP regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. We have not been requested to, and have not, assisted AVNU with soliciting indications of interest from third parties other than PNFP regarding a potential transaction with AVNU.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of AVNU as to the reasonableness and achievability of the financial and operating forecasts and projections of AVNU referred to above (and the assumptions and bases therefor) and we have assumed that such forecasts and projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have further relied, with the consent of AVNU, upon PNFP management as to the reasonableness and achievability of the publicly available consensus “street estimates” of PNFP (as adjusted as described above), as well as the estimates regarding certain pro forma financial effects of the Merger on PNFP (and the assumptions and bases therefor, including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger) referred to above. We have assumed that all such information was reasonably prepared on a basis reflecting, or in the case of the publicly available consensus “street estimates” of PNFP referred to above were consistent (as adjusted) with, the best currently available estimates and judgments of PNFP management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated.

It is understood that the portion of the foregoing financial information that was provided to us was not prepared with the expectation of public disclosure, that all of the foregoing financial information, including the publicly available consensus “street estimates” of PNFP referred to above that we were directed to use, are based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of AVNU and PNFP and with the consent of the Board, that such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either AVNU or PNFP since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your

Keefe, Bruyette & Woods, a Stifel Company ● 1021 East Cary Street, Suite 1950

804-643-4250 ● www.kbw.com

The Board of Directors – Avenue Financial Holdings, Inc.

January 28, 2016

consent, that the aggregate allowances for loan and lease losses for AVNU and PNFP are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of AVNU or PNFP, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of AVNU or PNFP under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transaction (including the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed and referred to above) with no adjustments to the Merger Consideration; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transaction and that all conditions to the completion of the Merger and any related transaction will be satisfied without any waivers or modifications to the Agreement; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of AVNU, PNFP, the combined entity, or the contemplated benefits of the Merger, including the cost savings and related expenses expected to result or be derived from the Merger. We have assumed, in all respects material to our analyses, that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of AVNU that AVNU has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to AVNU, PNFP, the Merger, any related transaction (including the Bank Merger), and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of AVNU Common Stock of the Merger Consideration to be received by such holders in the Merger. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger), including without limitation, the form or structure of the Merger (including the form of Merger Consideration or the allocation thereof between cash and stock) or any related transaction, any consequences of the Merger or any related transaction to AVNU, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the

Keefe, Bruyette & Woods, a Stifel Company ● 1021 East Cary Street, Suite 1950

804-643-4250 ● www.kbw.com

The Board of Directors – Avenue Financial Holdings, Inc.

January 28, 2016

underlying business decision of AVNU to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by AVNU or the Board, (iii) the fairness of the amount or nature of any compensation to any of AVNU’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of AVNU Common Stock, (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of AVNU (other than the holders of AVNU Common Stock (solely with respect to the Merger Consideration, as described herein and not relative to the consideration to be received by holders of any other class of securities)) or holders of any class of securities of PNFP or any other party to any transaction contemplated by the Agreement, (v) whether PNFP has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate amount of the Cash Consideration to the holders of AVNU Common Stock at the closing of the Merger, (vi) the actual value of PNFP Common Stock to be issued in the Merger, (vii) the prices, trading range or volume at which AVNU Common Stock or PNFP Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which PNFP Common Stock will trade following the consummation of the Merger, (viii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, or (ix) any legal, regulatory, accounting, tax or similar matters relating to AVNU, PNFP, their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any related transaction (including the Bank Merger), including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of AVNU Common Stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of AVNU Common Stock in the Merger is fair, from a financial point of view, to such holders.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, a Stifel Company ● 1021 East Cary Street, Suite 1950

804-643-4250 ● www.kbw.com